EXHIBIT 99.3

Execution Version

FIRSTSERVICE CORPORATION

_______________________________________

MASTER NOTE AGREEMENT

_______________________________________

Dated as of September 29, 2022

U.S.$60,000,000 4.53% Series A Guaranteed Senior Notes due September 29, 2032

U.S.$150,000,000 Private Shelf Facility

Page

1. AUTHORIZATION OF NOTES.	1
1.1. Authorization of Issue of Series A Notes.	1
1.2. Authorization of Issue of Shelf Notes.	1
1.3. Defined Terms.	2
2. PURCHASE AND SALE OF NOTES.	2
2.1. Purchase and Sale of Series A Notes.	2
2.2. Purchase and Sale of Shelf Notes.	2
3. CLOSING.	6
3.1. Series A Closing.	6
3.2. Shelf Closings.	7
4. CONDITIONS TO CLOSING.	7
4.1. Conditions of Facility Effectiveness.	7
4.2. Conditions to each Closing of the Purchase and Sale of Notes.	8
5. REPRESENTATIONS AND WARRANTIES OF THE COMPANY.	11
5.1. Organization; Power and Authority.	11
5.2. Authorization, etc.	11
5.3. Disclosure.	12
5.4. Organization and Ownership of Shares of Subsidiaries; Affiliates.	12
5.5. Financial Statements.	13
5.6. Compliance with Laws, Other Instruments, etc.	14
5.7. Governmental Authorizations, etc.	14
5.8. Litigation; Observance of Agreements, Statutes and Orders.	15
5.9. Taxes; Foreign Taxes.	15
5.10. Title to Property; Leases.	16
5.11. Licenses, Permits, etc.	16
5.12. Compliance with ERISA; Foreign Pension Plans.	16
5.13. Offering of Notes.	17
5.14. Use of Proceeds; Margin Regulations.	18
5.15. Existing Indebtedness; Future Liens.	18
5.16. Foreign Assets Control Regulations, Etc.	19
5.17. Status under Certain Statutes.	20
5.18. Environmental Matters.	21
5.19. Ranking.	21
5.20. Guarantees.	21
5.21. [Reserved].	22
5.22. Chief Executive Office.	22
5.23. Previous Acquisitions.	22
6. REPRESENTATIONS OF THE PURCHASERS.	22

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(continued)

Page

6.1. Purchase for Investment.	22
6.2. Source of Funds.	22
7. INFORMATION AS TO THE COMPANY.	24
7.1. Financial and Business Information.	24
7.2. Officer’s Certificate.	27
7.3. Inspection.	28
7.4. Electronic Delivery.	28
8. PREPAYMENT OF THE NOTES.	29
8.1. Required Prepayments; Maturity.	29
8.2. Optional Prepayments with Make-Whole Amount.	29
8.3. Prepayment in Connection with a Payment under Section 13.	29
8.4. Offer to Prepay upon Certain Events.	30
8.5. Notices, Etc.	33
8.6. Allocation of Partial Prepayments.	33
8.7. Maturity; Surrender, etc.	34
8.8. Purchase of Notes.	34
8.9. Make-Whole Amount.	34
9. AFFIRMATIVE COVENANTS.	36
9.1. Compliance with Laws.	36
9.2. Insurance.	36
9.3. Maintenance of Properties.	36
9.4. Payment of Taxes and Claims.	37
9.5. Corporate Existence, etc.	37
9.6. Ranking.	37
9.7. Additional Guarantors.	37
9.8. Release of Guarantees, etc.	38
9.9. Most Favored Lender.	39
9.10. Rating on the Notes.	39
10. NEGATIVE COVENANTS.	40
10.1. Transactions with Affiliates.	40
10.2. Merger, Consolidation, etc.	40
10.3. Liens.	42
10.4. [Reserved].	44
10.5. Leverage Ratio.	44
10.6. Interest Coverage Ratio.	44
10.7. Subsidiary Indebtedness.	44
10.8. Limitation on Priority Debt.	45
10.9. Disposition of Assets.	45
10.10. Terrorism Sanction Regulations.	46

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(continued)

Page

10.11. Line of Business.	47
10.12. Restricted Payments.	47
10.13. Acquisitions.	47
10.14. Amendments to Call Options.	48
10.15. Canadian Pension Plans.	48
11. EVENTS OF DEFAULT.	48
12. REMEDIES ON DEFAULT, ETC.	51
12.1. Acceleration.	51
12.2. Other Remedies.	52
12.3. Rescission.	52
12.4. No Waivers or Election of Remedies, Expenses, etc.	53
13. TAX INDEMNIFICATION.	53
14. [RESERVED].	55
15. REGISTRATION; EXCHANGE; SUBSTITUTION OF NOTES.	55
15.1. Registration of Notes.	55
15.2. Transfer and Exchange of Notes.	56
15.3. Replacement of Notes.	56
16. PAYMENTS ON NOTES.	57
16.1. Place of Payment.	57
16.2. Home Office Payment.	57
17. EXPENSES, ETC.	58
17.1. Transaction Expenses.	58
17.2. Taxes.	58
17.3. Survival.	58
18. SURVIVAL OF REPRESENTATIONS AND WARRANTIES; ENTIRE AGREEMENT.	59
19. AMENDMENT AND WAIVER.	59
19.1. Requirements.	59
19.2. Solicitation of Holders of Notes.	60
19.3. Binding Effect, etc.	60
19.4. Notes held by the Company, etc.	60
20. NOTICES.	61
21. REPRODUCTION OF DOCUMENTS.	61
22. CONFIDENTIAL INFORMATION.	62

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(continued)

Page

23. [RESERVED].	63
24. JURISDICTION AND PROCESS; WAIVER OF JURY TRIAL.	63
25. OBLIGATION TO MAKE PAYMENTS IN U.S. DOLLARS.	64
26. MISCELLANEOUS.	64
26.1. Successors and Assigns.	64
26.2. Payments Due on Non-Business Days.	65
26.3. Severability.	65
26.4. Construction.	65
26.5. Statement of Interest Rate.	66
26.6. Counterparts.	66
26.7. Governing Law.	66
26.8. Accounting Terms.	66
26.9. Transaction References.	67

-iv-

Schedules and Exhibits

Schedule A	--	Information Relating to Series A Purchasers
Schedule B	--	Defined Terms
Schedule C	--	Unrestricted Entities

Schedule 5.3	--	Disclosure Materials
Schedule 5.4(a)	--	Subsidiaries and Ownership of Subsidiary Stock
Schedule 5.4(b)	--	Company Organizational Chart
Schedule 5.4(c)	--	Directors and Senior Officers
Schedule 5.4(d)	--	Restrictive Agreements
Schedule 5.5	--	Financial Statements
Schedule 5.8	--	Certain Litigation
Schedule 5.11	--	Licenses, Permits, etc.
Schedule 5.15	--	Existing Indebtedness/Liens

Exhibit A-1	--	Form of 4.53% Series A Guaranteed Senior Note due September 29, 2032
Exhibit A-2	--	Form of Shelf Note
Exhibit B	--	Form of Request for Purchase
Exhibit C	--	Form of Confirmation of Acceptance
Exhibit D	--	Form of Guarantee

i

FIRSTSERVICE CORPORATION

1155 Bay Street, Suite 600

Toronto, Ontario

Canada M5R 2A9

4.53% Series A Guaranteed Senior Notes due September 29, 2032

U.S.$150,000,000 Private Shelf Facility

As of September 29, 2022

To each of the Purchasers of Series A Notes listed on

Schedule A hereto (each, a “Series A Purchaser”)

To NYL Investors LLC (“New York Life”)

51 Madison Avenue, 2nd Floor Room 208

New York, NY 10010-1603, United States of America

Attention: Private Capital Investors, Private Finance

To each New York Life Affiliate (as hereinafter defined)

that is or becomes party to this Agreement as hereinafter provided

(together with the Series A Purchasers, each a “Purchaser” and collectively, the “Purchasers”)

Ladies and Gentlemen:

FIRSTSERVICE CORPORATION, a company incorporated under the laws of Ontario, Canada (or any successor thereto that shall have become such in the manner prescribed in Section 10.2, the “Company”), agrees with New York Life and each of the Purchasers as follows:

1.	AUTHORIZATION OF NOTES.

1.1.            Authorization of Issue of Series A Notes. The Company will authorize the issue and sale of its 4.53% Series A Guaranteed Senior Notes due September 29, 2032 in aggregate principal amount of U.S.$60,000,000 (together with any notes issued in substitution, replacement or exchange therefor pursuant to Section 15, the “Series A Notes”) to be issued at the Series A Closing. The Series A Notes shall be substantially in the form of Exhibit A-1 hereto.

1.2.            Authorization of Issue of Shelf Notes. The Company may, from time to time and in accordance with the terms of this Agreement, authorize the issue of senior promissory notes (as amended, restated or otherwise modified from time to time pursuant to Section 19 and including any such notes delivered in substitution or exchange therefor pursuant to this Agreement, the “Shelf Notes”) in an aggregate outstanding principal amount not to exceed U.S.$150,000,000 at any time (subject to the Available Facility Amount), each to be dated the date of its issue, bearing interest on the unpaid balance from the date of original issuance at the rate per annum as provided by the terms of this Agreement, to mature no later than 12 years after the date of original issuance and to have an Average Life of no more than 12 years after the date of original issuance. Each Note will also be subject to the other terms of that Note as described in the Confirmation of Acceptance for such Note delivered pursuant to Section 2.2(f). Each Note will be substantially in the form of Exhibit A-2 attached hereto. Notes which have (i) the same final maturity, (ii) the same principal prepayment dates, (iii) the same principal prepayment amounts (as a percentage of the original principal amount of each Note), (iv) the same interest rate, (v) the same interest payment periods and (vi) the same date of issuance (which, in the case of a Note issued in exchange for another Note, shall be deemed for these purposes the date on which such Note’s ultimate predecessor Note was issued), are herein called a “Series” of Notes. The terms “Note” and “Notes” as used herein shall include each Series A Note and each Shelf Note delivered pursuant to any provision of this Agreement and each Note delivered in substitution, replacement or exchange for any such Note pursuant to any such provision, as such Notes are amended, restated or otherwise modified from time to time.

1.3.            Defined Terms. Certain capitalized terms used in this Agreement are defined in Schedule B hereto and, for purposes of this Agreement, the rules of construction set forth in Section 26.4 shall govern; references to a “Schedule” or an “Exhibit” are, unless otherwise specified, to a Schedule or an Exhibit attached to this Agreement.

2.	PURCHASE AND SALE OF NOTES.

2.1.            Purchase and Sale of Series A Notes. Subject to the terms and conditions of this Agreement, the Company will issue and sell to each Series A Purchaser, and each Series A Purchaser will purchase from the Company, at the Closing provided for in Section 3.1, Series A Notes in the principal amount specified opposite such Series A Purchaser’s name in Schedule A at the purchase price of 100% of the principal amount thereof. The Series A Purchasers’ obligations hereunder are several and not joint obligations and no Series A Purchaser shall have any liability to any Person for the performance or non-performance of any obligation by any other Purchaser hereunder.

2.2.            Purchase and Sale of Shelf Notes.

(a)               Facility. New York Life is willing to consider, from time to time, in its sole discretion and within limits that may be authorized for purchase by New York Life and New York Life Affiliates, the purchase of Shelf Notes pursuant to this Agreement. The willingness of New York Life to consider such purchase of Shelf Notes is the “Facility”. At any time, the aggregate principal amount of Shelf Notes stated in Section 1.2, minus the aggregate principal amount of Notes purchased and sold pursuant to this Agreement (including, without limitation, the Series A Notes) prior to such time and outstanding at such time, minus the aggregate principal amount of the 2015 NYL Notes outstanding at such time, minus the aggregate principal amount of Accepted Notes (as defined in Section 2.2(f)) which have not yet been purchased and sold hereunder prior to such time, is herein called the “Available Facility Amount” at such time. The Available Facility Amount shall be increased from time to time by the principal amount of any Series A Notes, 2015 NYL Notes or other outstanding Series of Shelf Notes which is repaid or prepaid prior to the expiration of the Issuance Period. After giving effect to the issuance and sale of the Series A Notes on the Series A Closing Day, the Available Facility Amount as of the Series A Closing Day will be U.S.$45,000,000. NOTWITHSTANDING THE WILLINGNESS OF NEW YORK LIFE TO CONSIDER PURCHASES OF SHELF NOTES BY NEW YORK LIFE OR NEW YORK LIFE AFFILIATES, THIS AGREEMENT IS ENTERED INTO ON THE EXPRESS UNDERSTANDING THAT NEITHER NEW YORK LIFE NOR ANY NEW YORK LIFE AFFILIATE WILL BE OBLIGATED TO MAKE OR ACCEPT OFFERS TO PURCHASE SHELF NOTES, OR TO QUOTE RATES, SPREADS OR OTHER TERMS WITH RESPECT TO SPECIFIC PURCHASES OF SHELF NOTES, AND THE FACILITY IS NOT TO BE CONSTRUED AS A COMMITMENT BY NEW YORK LIFE OR ANY NEW YORK LIFE AFFILIATE.

(b)               Issuance Period. Shelf Notes may be issued and sold pursuant to this Agreement until the earliest of:

(i)                 the third anniversary of the date of this Agreement (or if such anniversary is not a Business Day, the Business Day next preceding that anniversary);

(ii)              the day New York Life gives to the Company, or the Company gives to New York Life, written notice stating that it elects to terminate the issuance and sale of Shelf Notes pursuant to this Agreement (or if such day is not a Business Day, the Business Day next preceding such day);

(iii)            the termination of the Facility under Section 12.1 of this Agreement; and

(iv)             the acceleration of any Note under Section 12.1(a) of this Agreement.

The period during which Shelf Notes may be issued and sold pursuant to this Agreement is herein called the “Issuance Period.”

(c)               Periodic Spread Information. On any Business Day during the Issuance Period and when an Available Facility Amount exists, the Company may request by e-mail or telephone to New York Life, and New York Life will, to the extent reasonably practicable, provide to the Company on that Business Day (if such request is received not later than 9:30 a.m.) or on the following Business Day (if such request is received after 9:30 a.m.) information by e-mail or telephone with respect to various spreads at which New York Life and New York Life Affiliates might be interested in purchasing Shelf Notes of different average lives. The Company, however, will not make such a request more frequently than once in every five Business Days or such other period as mutually agreed to in writing by the Company and New York Life. The amount and content of information to be provided is in the sole discretion of New York Life, but it is the intent of New York Life to provide information that will be of use to the Company in determining whether to submit a Request for Purchase under Section 2.2(d). The delivery of the information requested is not an offer to purchase Shelf Notes, and neither New York Life nor any New York Life Affiliate is obligated to purchase Shelf Notes at the spreads specified. New York Life may suspend or terminate providing information pursuant to this Section 2.2(c) for any reason in its sole discretion, including its determination that the credit quality of the Company has declined since the date of this Agreement or in the event of a Market Disruption.

(d)               Request for Purchase. The Company may from time to time during the Issuance Period make requests for purchases of Shelf Notes (each such request being herein called a “Request for Purchase”). Each Request for Purchase shall be made to New York Life by e-mail (with .pdf attachment) or overnight delivery service, and shall:

(i)                 specify the aggregate principal amount of Shelf Notes covered by the Request for Purchase, which shall not be less than U.S.$10,000,000 and not be greater than the Available Facility Amount at the time such Request for Purchase is made;

(ii)              specify the principal amounts, final maturities (which shall be no more than 12 years from the date of issuance), Average Life (which shall be no more than 12 years from the date of issuance) and principal prepayment dates and amounts (if any) of the Shelf Notes covered by the Request for Purchase;

(iii)            specify interest payment periods (which may be quarterly or semi-annually in arrears);

(iv)             specify the use or uses of proceeds of such Shelf Notes;

(v)               contain an undertaking that such proceeds will not be used for a Hostile Tender Offer;

(vi)             specify the proposed Closing Date for such Shelf Notes, which will be a Business Day during the Issuance Period not less than 10 Business Days and not more than 20 Business Days (or as otherwise agreed) after the making of that Request for Purchase;

(vii)          certify that the representations and warranties contained in Section 5 (as may be updated by the Company pursuant to such Request for Purchase) are true on and as of the date of such Request for Purchase and that there exists on that same date no Default or Event of Default; and

(viii)        be substantially in the form of the attached Exhibit B, with such changes therefrom, if any, as may be approved by New York Life and the Company.

Each Request for Purchase must be in writing signed by the Company and will be deemed made on the same Business Day as the email required pursuant to this Section 2.2(d) has been sent by the Company to New York Life and if such day of sending is not a Business Day, then on the next following Business Day.

(e)               Spread Quotes. Not later than five New York Business Days (provided New York Life is also open for business on each such day) after New York Life receives a Request for Purchase pursuant to Section 2.2(d), New York Life may, but is under no obligation to, provide to the Company by telephone or e-mail, in each case between 9:30 a.m. and 1:30 p.m. (or such later time as New York Life may elect) quotes for interest rate spreads for the several principal amounts, maturities, principal prepayment schedules, and interest payment periods of Shelf Notes specified in that Request for Purchase (each such interest rate quote provided in response to a Request for Purchase herein called a “Quotation”). Spreads quoted shall be equal to the spreads over U.S. Treasury securities closest to the maturities specified in the Request for Purchase or an interpolated maturity. Each Quotation will represent the interest rate spread per annum at which New York Life or a New York Life Affiliate would be willing to purchase such Shelf Notes at 100% of the principal amount thereof.

(f)                Acceptance. By 11 a.m. on the next Business Day after New York Life provides interest rate spread Quotations pursuant to Section 2.2(e) or such shorter period as New York Life may specify to the Company (such period, the “Acceptance Window”), the Company may, subject to Section 2.2(g), elect to accept those Quotations as to not less than U.S.$10,000,000 aggregate principal amount of the Shelf Notes specified in the related Request for Purchase. Such election must be made by a Responsible Officer of the Company notifying New York Life by telephone or e-mail within the Acceptance Window that the Company elects to accept a spread quote, specifying the Shelf Notes (each such Shelf Note being an “Accepted Note”, and collectively, the "Accepted Notes") as to which such acceptance (the “Acceptance”) relates. By the close of business on the day of such Acceptance or as mutually agreed between such parties, the Company and New York Life shall agree on the interest rate for the Accepted Notes based on such spread quote. The day an interest rate is agreed with respect to any Accepted Notes is the “Acceptance Day” for such Accepted Notes. Any Quotations as to which New York Life does not receive an Acceptance within the Acceptance Window or which do not result in an agreement as to an interest rate will expire, and no purchase or sale of Shelf Notes will be made based on those expired Quotations. Subject to Section 2.2(g) and the other terms and conditions of this Agreement, the Company will sell to New York Life or a New York Life Affiliate, and New York Life or a New York Life Affiliate will purchase the Accepted Notes at 100% of the principal amount of those Accepted Notes. Within three Business Days following the Acceptance Day, New York Life will deliver to the Company a confirmation of the Acceptance substantially in the form of Exhibit C executed by each New York Life Affiliate which is to purchase any such Accepted Notes (the “Confirmation of Acceptance”). If the Company does not execute and deliver such Confirmation of Acceptance within four Business Days following the Acceptance Day, New York Life or any New York Life Affiliate may, at its election, cancel the purchase and sale with respect to those Accepted Notes by notifying the Company in writing.

(g)               Market Disruption. Notwithstanding any other provision of this Agreement, if New York Life provides Quotations pursuant to Section 2.2(e), and a Market Disruption occurs prior to agreement of the interest rate for Accepted Notes in accordance with Section 2.2(f), then such Quotations will expire, and no purchase or sale of Shelf Notes will be made based on those expired Quotations. If after the occurrence of any such Market Disruption the Company notifies New York Life of the Acceptance of such Quotations, such Acceptance will be ineffective for all purposes of this Agreement, and New York Life will promptly notify the Company that the provisions of this Section 2.2(g) are applicable with respect to such Acceptance. “Market Disruption” means the occurrence of any of the following: (i) the domestic market for U.S. Treasury securities or other financial instruments has closed, or (ii) a general suspension, material limitation, or significant disruption of trading in United States securities generally on the New York Stock Exchange or in the domestic market for U.S. Treasury securities or other financial instruments.

(h)               Facility Closings. Not later than 11:30 a.m. on the Closing Date for any Accepted Notes, the Company will deliver to each Purchaser listed in the Confirmation of Acceptance relating thereto, the Accepted Notes to be purchased by such Purchaser in the form of one or more Notes in authorized denominations as such Purchaser may request. The Accepted Notes will be dated the Closing Date and registered in the Purchaser’s name (or in the name of its nominee), delivered against payment of the purchase price thereof by transfer of immediately available funds. If the Company fails to tender an Accepted Note prior to 11:30 a.m. on the scheduled Closing Date for those Accepted Notes or on such other Business Day thereafter during the Issuance Period as may be agreed upon by the Company and New York Life or any of the conditions specified in Section 4 are not fulfilled by such time, New York Life and each Purchaser may cancel such purchase and sale, without waiving any rights that New York Life or such Purchaser may have by reason of such failure or non-fulfillment, including any right pursuant to Section 17.1 to require payment of transaction expenses by the Company.

(i)                 [Reserved.]

3.	CLOSING.

3.1.            Series A Closing. The sale and purchase of the Series A Notes to be purchased by each Series A Purchaser shall occur at the offices of Akin Gump Strauss Hauer & Feld LLP, One Bryant Park, New York, NY 10036-6745 at a closing (the “Series A Closing”) to occur at 12:00 p.m. on September 29, 2022 or such other Business Day thereafter on or prior to October 4, 2022 as may be agreed upon by the Company and the Series A Purchasers (the day of the Series A Closing hereinafter referred to as the “Series A Closing Day”). At the Series A Closing, the Company will deliver to each Series A Purchaser the Series A Notes to be purchased by such Series A Purchaser in the form of a single Series A Note (or such greater number of Series A Notes in minimum denominations of at least U.S.$1,000,000 as such Series A Purchaser may request), dated the Series A Closing Day and registered in such Series A Purchaser’s name (or in the name of its nominee), against delivery by such Series A Purchaser to the Company or its order of immediately available funds in the amount of the purchase price therefor by wire transfer to the account of the Company set forth in the Funding Instruction Letter delivered in connection with the Series A Closing. If at the Series A Closing the Company shall fail to tender such Series A Notes to any Series A Purchaser as provided above in this Section 3.1, or any of the conditions specified in Section 4 shall not have been fulfilled to the satisfaction of any Series A Purchaser, such Series A Purchaser shall, at its election, be relieved of all further obligations under this Agreement, without thereby waiving any rights such Series A Purchaser may have by reason of such failure by the Company to tender such Notes or any of the conditions specified in Section 4 not having been fulfilled to such Purchaser’s satisfaction. The Series A Closing and each Shelf Closing are hereafter sometimes referred to as a “Closing”.

3.2.            Shelf Closings. The closing of the sale and purchase of any Series of Shelf Notes to be purchased by the Purchasers shall occur at the offices of Akin Gump Strauss Hauer & Feld LLP, One Bryant Park, New York, NY 10036-6745 (or such other place as designated by New York Life) no later than 11:30 a.m. at a closing (a “Shelf Closing”) on the Closing Date specified for such sale and purchase in the Confirmation of Acceptance delivered by the Purchasers in connection with such Series. At such Shelf Closing, the Company will deliver to each Purchaser the Notes of the Series to be purchased by such Purchaser in the form of a single Note of such Series (or such greater number of such Notes in denominations of at least U.S.$100,000, as the Purchasers may request), dated the Closing Date and registered in such Purchaser’s name (or in the name of such Purchaser’s nominee), as indicated in the applicable Confirmation of Acceptance, against delivery by such Purchaser to the Company or its order of immediately available funds in the amount of the purchase price therefor as directed by the Company in the applicable Funding Instruction Letter delivered to such Purchaser with respect to such Shelf Notes pursuant to Section 4.2(m) hereof. The obligation of each Purchaser to purchase the Shelf Notes to be sold to it on any Closing Date is subject to the satisfaction, on or before each such Closing Date, of the conditions set forth in Section 4 below. If, on such Closing Date, the Company fails to tender to the Purchasers the Notes to be acquired by such Purchasers on such Closing Date, or if the conditions specified in Section 4 have not been fulfilled to each Purchaser’s satisfaction, such Purchaser shall, at its election, be relieved of all further obligations under this Agreement without thereby waiving any rights each such Purchaser may have by reason of such failure or such nonfulfillment.

4.	CONDITIONS TO CLOSING.

4.1.            Conditions of Facility Effectiveness. The obligation of New York Life and the Series A Purchasers to enter into this Agreement and the obligation of New York Life to make the Facility available to the Company is subject to the satisfaction, on or before the date hereof, of the following conditions:

(a)               Representations and Warranties. The representations and warranties of the Company and the Guarantors in each Financing Document shall be correct when made and as of the date of this Agreement.

(b)               Performance; No Default. The Company and each of the Guarantors shall have performed and complied with all agreements and conditions contained in each Financing Document required to be performed or complied with by the Company or such Guarantor prior to or as of the date of this Agreement. No Default or Event of Default shall have occurred and be continuing.

(c)               Changes in Corporate Structure. The Company shall not have changed its jurisdiction of incorporation or formation (as applicable) or been a party to any amalgamation, merger or consolidation or shall have succeeded to all or any substantial part of the liabilities of any other entity, at any time following the date of the most recent financial statements referred to in Schedule 5.5.

(d)               This Agreement. This Agreement shall have been duly executed and delivered by each of the parties hereto and thereto and shall be in full force and effect.

(e)               Credit Agreement. The Company shall have delivered to New York Life copies of the Credit Agreement (including all amendments thereto) and each of the other principal instruments and agreements executed and/or delivered in connection therewith, in each case, certified as true and correct by a Responsible Officer.

(f)                2015 Note Purchase Agreement. The Company shall have delivered to New York Life copies of the 2015 Note Purchase Agreement (including all amendments thereto) and each of the other principal instruments and agreements executed and/or delivered in connection therewith, in each case, certified as true and correct by a Responsible Officer.

(g)               2022 Prudential Shelf Agreement. The Company shall have delivered to New York Life copies of the 2022 Prudential Shelf Agreement (including all amendments thereto) and each of the other principal instruments and agreements executed and/or delivered in connection therewith, in each case, certified as true and correct by a Responsible Officer.

4.2.            Conditions to each Closing of the Purchase and Sale of Notes.

The obligation of the Series A Purchasers to purchase the Series A Notes and the obligation of each Purchaser to purchase and pay for any Series of Accepted Notes is subject, in each case, to the satisfaction of the following conditions set forth in this Section 4.2 on or before the applicable Closing Date for such Notes:

(a)               Representations and Warranties. The representations and warranties of the Company and the Guarantors in each Financing Document shall be correct when made and at such Closing.

(b)               Performance; No Default. The Company and each of the Guarantors shall have performed and complied with all agreements and conditions contained in each Financing Document required to be performed or complied with by the Company or such Guarantor prior to or at such Closing. No Default or Event of Default shall have occurred and be continuing.

(c)               Notes. Contemporaneously with (i) the Series A Closing, the Company shall sell to each Series A Purchaser and each Series A Purchaser shall purchase the Series A Notes to be purchased by it at the Series A Closing as specified in Schedule A hereto, and (ii) each Shelf Closing, the Company shall sell to each other Purchaser and each other Purchaser shall purchase the Shelf Notes to be purchased by it at such Closing as specified in the Confirmation of Acceptance with respect to such Shelf Notes.

(d)               Private Placement Number. A Private Placement Number issued by the PPN CUSIP Unit of CUSIP Global Services (in cooperation with the SVO) shall have been obtained for each Series of Notes to be issued on such Closing Date.

(e)               Guarantees; Confirmation of Guarantees.

(i)                 With respect to the Series A Closing, such Purchaser shall have received a true and complete copy of each Guarantee, duly executed and delivered by the relevant Guarantors identified in Schedule 5.4(a), and each Guarantee shall be in full force and effect.

(ii)              With respect to each Shelf Closing, such Purchaser shall have received a confirmation and reaffirmation of guarantee, dated as of such Closing Date, from each Guarantor with respect to each of the then existing Guarantees, in form and substance satisfactory to such Purchaser, with respect to the Notes being issued on such Closing Date (each, a “Confirmation of Guarantee”).

(f)                Purchase Permitted by Applicable Law, Etc. The purchase of and payment for the Notes to be purchased by such Purchaser on such Closing Date on the terms and conditions herein provided (including the use of the proceeds of such Notes issued on such Closing Date) shall (i) be permitted by the laws and regulations of each jurisdiction to which such Purchaser is subject, without recourse to provisions (such as section 1405(a)(8) of the New York Insurance Law) permitting limited investments by insurance companies without restriction as to the character of the particular investment, (ii) not violate any applicable law or regulation (including, without limitation, Regulation T, U or X of the Board of Governors of the Federal Reserve System) and (iii) not subject any Purchaser to any tax, penalty, liability or other onerous condition under or pursuant to any applicable law or regulation and such Purchaser shall have received such certificates or other evidence as it may request to establish compliance with this condition.

(g)               Compliance Certificates.

(i)                 Closing Certificate. The Company shall have delivered to such Purchaser an Officer’s Certificate, dated such Closing Date, certifying that the conditions specified in Section 4.2(a), Section 4.2(b) and, solely with respect to the Series A Closing, Section 4.1(c) have been fulfilled.

(ii)              Officer’s Certificate. The Company and each Guarantor shall have delivered to such Purchaser an Officer’s Certificate, dated such Closing Date, certifying as to (A) the resolutions attached thereto and other corporate or other (as applicable) proceedings relating to the authorization, execution and delivery of each Financing Document to which the Company or such Guarantor is a party and the issuance and sale of the Notes to be issued at such Closing, (B) its organizational documents as then in effect and (C) the names, offices and specimen signatures of the officers of the Company and each Guarantor executing documents; provided that on any Closing Date after the Series A Closing Day with respect to clause (B) above, such Officer’s Certificate may specify there have been no changes in such organizational documents since the Series A Closing Day or any prior Closing Date thereafter on which such documents were delivered.

(iii)            Certificates of Legal Existence. The Company shall have delivered a certificate of status or another certificate of good standing or legal existence, as applicable, with respect to the Company and each Guarantor from the appropriate Governmental Authority of its jurisdiction of organization dated within 10 days of such Closing Date.

(h)               Opinions of Counsel. Such Purchaser shall have received customary opinions in form and substance reasonably satisfactory to such Purchaser, dated the date of such Closing (i) from (A) Fox Rothschild LLP, U.S. counsel for the Company and the Guarantors, (B) Fogler Rubinoff, LLP, Canadian counsel for the Company and the Guarantors and (C) local counsel for the Company and the Guarantors in applicable jurisdictions (which counsel shall be reasonably acceptable to the Purchasers); and (ii) from Akin Gump Strauss Hauer & Feld LLP, special U.S. counsel to the Purchasers, or other counsel selected by New York Life, covering such matters relating to such transactions as the Purchasers may reasonably request.

(i)                 Evidence of Consent to Receive Service of Process. Such Purchaser shall have received, in form and substance satisfactory to such Purchaser, written evidence of the consent of Corporation Service Company, located at 19 West 44th Street, Suite 200, New York, NY 10036, to the appointment and designation provided for by Section 24 hereof for the period from the Series A Closing Day through the date that is the first anniversary of the latest Maturity Date of the Notes then outstanding or to be issued on such Closing Date (and the payment in full of all fees in respect thereof).

(j)                 Debt Rating. With respect to such Closing (other than the Closing for the Series A Notes), the Company shall have delivered, or caused to be delivered, to each Purchaser, (i) a Private Rating Letter issued by an Acceptable Rating Agency setting forth the initial Debt Rating for each Series of Notes to be issued at such Closing and each other Series of Notes then outstanding, and (ii) the related Private Rating Rationale Report with respect to such Debt Rating.

(k)               Payment of New York Life Fees. The Company shall have paid to New York Life any fees due it pursuant to or in connection with this Agreement.

(l)                 Payment of Special Counsel Fees, etc. Without limiting the provisions of Section 17.1, the Company shall have paid on or before such Closing Date any fees due and owing and the reasonable fees, charges and disbursements of Akin Gump Strauss Hauer & Feld LLP, as special U.S. counsel to the Purchasers, to the extent reflected in a statement of such counsel rendered to the Company at least one Business Day prior to such Closing Date. In addition, all taxes due in connection with the preparation, execution, delivery, filing, recordation, registration and notarization of any Financing Document or any document furnished under or in connection with any Financing Document shall have been paid in full by the Company and such Purchaser shall have received evidence thereof reasonably satisfactory to such Purchaser.

(m)             Funding Instruction Letter. At least five (5) Business Days prior to such Closing Date, such Purchaser shall have received a funding instruction letter signed by a Responsible Officer on letterhead of the Company confirming the Company’s account information with respect to the funding of the purchase price for the Notes (the “Funding Instruction Letter”), which letter shall include (i) the name and address of the transferee bank, (ii) such transferee bank’s ABA number/Swift Code/IBAN, (iii) the account name and number into which the purchase price for such Notes is to be deposited and (iv) the telephone number and email address of a contact at the Company and the bank who can confirm the account details set out in such letter.

(n)               Proceedings and Documents. All corporate and other proceedings in connection with the transactions contemplated by the Financing Documents and all documents and instruments incident to such transactions shall be satisfactory to such Purchaser and the Purchasers’ special counsel, and such Purchaser and such special counsel shall have received all such counterpart originals or certified or other copies of such documents as such Purchaser or such special counsel may reasonably request.

5.	REPRESENTATIONS AND WARRANTIES OF THE COMPANY.

The Company represents and warrants to each Purchaser that:

5.1.            Organization; Power and Authority.

The Company is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of organization, and is duly qualified as a foreign corporation and, if applicable, is in good standing in each jurisdiction in which such qualification is required by law, other than those jurisdictions as to which the failure to be so qualified or in good standing could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The Company has the corporate power and authority to own or hold under lease the properties it purports to own or hold under lease, to transact the business it transacts and proposes to transact as described in the Disclosure Documents, to execute and deliver this Agreement, the Notes and each other Financing Document to which the Company is a party, and to perform the provisions hereof and thereof.

5.2.            Authorization, etc.

This Agreement, the Notes and each other Financing Document to which the Company is a party have been duly authorized by all necessary corporate action on the part of the Company, and this Agreement constitutes and, upon execution and delivery thereof, each Note will constitute, legal, valid and binding obligations of the Company enforceable against the Company in accordance with their respective terms, except, in each case, as such enforceability may be limited by (a) applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors’ rights generally and (b) general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

5.3.            Disclosure.

The Company has delivered to each Purchaser a copy of its Annual Report on Form 40-F for the fiscal year ended December 31, 2021 (the “Annual Report”) as filed with the SEC. The Annual Report fairly describes, in all material respects, the general nature of the business and principal properties of the Company and its Subsidiaries as of the date of this Agreement. Except as disclosed in Schedule 5.3, this Agreement, the other Financing Documents, the Annual Report (or in the case of any Series of Shelf Notes, the Company’s most recent Annual Report on Form 40-F which has been filed with the SEC prior to the time New York Life provided the Quotation to the Company pursuant to Section 2.2(e) with respect to such Series of Shelf Notes), the documents, certificates or other writings delivered to New York Life and the applicable Purchasers by or on behalf of the Company prior to August 9, 2022, in the case of the Series A Notes, or prior to the date of the applicable Quotation, in the case of any Series of Shelf Notes, in connection with the transactions contemplated hereby and the financial statements listed in Schedule 5.5, in the case of the Series A Notes, or as otherwise described in Section 5.5, in the case of the Shelf Notes (this Agreement, the Annual Report and such documents, certificates and other writings and such financial statements delivered to New York Life and each applicable Purchaser with respect to the applicable purchase of Notes being referred to, collectively, as the “Disclosure Documents”), taken as a whole, do not contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein not misleading in light of the circumstances under which they were made. Except as disclosed in the Disclosure Documents or as expressly described in Schedule 5.3, or in one of the documents, certificates or other writings identified therein, or in the financial statements listed in Schedule 5.5, since December 31, 2021 (or in the case of any Series of Shelf Notes, since the end of the most recent fiscal year for which audited financial statements of the Company have been furnished prior to the time New York Life provided the Quotation to the Company pursuant to Section 2.2(e) with respect to such Series of Shelf Notes), there has been no change, and there is no fact known to the Company that could reasonably be expected to result in a change, in the financial condition, operations, business, properties or prospects of the Company or any Subsidiary except changes that individually or in the aggregate could not reasonably be expected to have a Material Adverse Effect that has not been set forth herein or in the Disclosure Documents.

5.4.            Organization and Ownership of Shares of Subsidiaries; Affiliates.

(a)               Schedule 5.4(a) contains (except as noted therein) complete and correct lists (i) of the Company’s Subsidiaries as of the date of this Agreement, showing, as to each Subsidiary, the correct name thereof, the jurisdiction of its organization, and the percentage of shares of each class of its capital stock or similar equity interests outstanding owned by the Company and each other Subsidiary and whether such Subsidiary is a Material Subsidiary and shall be a Guarantor and (ii) of the Company’s Affiliates, other than Subsidiaries. Schedule 5.4(b) sets forth the corporate structure of the Company as of the date of this Agreement. Schedule 5.4(c) sets forth the Company’s directors and senior officers as of the date of this Agreement. As of the applicable date of any applicable Closing, no shareholder or group of related or affiliated shareholders of the Company owns, directly or indirectly, shares of the Company having voting rights which are equal to or greater than thirty percent (30%) of the voting rights attached to all outstanding shares of the Company.

(b)               All of the outstanding shares of capital stock or similar equity interests of each Subsidiary owned by the Company and its Subsidiaries have been validly issued, are fully paid and non-assessable and are owned by the Company or another Subsidiary free and clear of any Lien (other than Permitted Liens).

(c)               Each Subsidiary of the Company is a corporation or other legal entity duly organized, validly existing and, if applicable, in good standing under the laws of its jurisdiction of organization, and is duly qualified as a foreign corporation or other legal entity and is, if applicable, in good standing in each jurisdiction in which such qualification is required by law, other than those jurisdictions as to which the failure to be so qualified or in good standing could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Each such Subsidiary has the corporate or other power and authority to own or hold under lease the properties it purports to own or hold under lease and to transact the business it transacts and proposes to transact as described in the Disclosure Documents and, in the case of the Guarantors, to execute and deliver the Financing Documents to which each is a party and to perform their respective obligations thereunder.

(d)               No Subsidiary is a party to, or otherwise subject to any legal, regulatory, contractual or other restriction (other than this Agreement, the agreements listed on Schedule 5.4(d), the Credit Agreement, the 2015 Note Purchase Agreement, the 2022 Prudential Shelf Agreement and customary limitations imposed by corporate law or similar statutes) restricting the ability of such Subsidiary to pay dividends out of profits or make any other similar distributions of profits to the Company or any of its Subsidiaries that owns outstanding shares of capital stock or similar equity interests of such Subsidiary.

5.5.            Financial Statements.

The Company has delivered to New York Life and each applicable Purchaser copies of the following financial statements, (a) as of the date hereof, the financial statements listed on Schedule 5.5, and (b) with respect to any Closing, (i) a consolidated balance sheet of the Company and its Subsidiaries as of the last day of each of the three fiscal years of the Company most recently completed prior to the date as of which this representation is made or repeated (other than fiscal years completed within 90 days prior to such date for which audited financial statements have not been released) and consolidated statements of earnings and cash flows of the Company and its Subsidiaries for each such year, all reported on by independent chartered accountants of recognized international standing and (ii) a consolidated balance sheet of the Company and its Subsidiaries as at the end of the quarterly period (if any) most recently completed prior to such date and after the end of the last fiscal year referenced in clause (b)(i) above (other than quarterly periods completed within 45 days prior to such date for which financial statements have not been released) and the comparable quarterly period in the preceding fiscal year and consolidated statements of earnings and cash flows for the periods from the beginning of the fiscal year in which such quarterly periods are included to the end of such quarterly periods, prepared by the Company. All of such financial statements (including in each case the related schedules and notes) fairly present in all material respects the consolidated financial position of the Company and its Subsidiaries as of the respective dates thereof and the consolidated earnings and cash flows for the respective periods so specified and have been prepared in accordance with U.S. GAAP consistently applied throughout the periods involved except as set forth in the notes thereto (subject, in the case of any interim financial statements, to normal year-end adjustments). The Company and its Subsidiaries do not have any Material liabilities that are not disclosed in the Disclosure Documents.

5.6.            Compliance with Laws, Other Instruments, etc.

The execution, delivery and performance by the Company of this Agreement, the Notes and the other Financing Documents to which the Company is a party, and by the Subsidiaries of the Financing Documents to which they are parties, will not (a) contravene, result in any breach of, or constitute a default under, or result in the creation of any Lien in respect of any property of the Company or any Subsidiary under, any indenture, mortgage, deed of trust, loan, purchase or credit agreement, lease, corporate charter or by-laws, partnership agreement, shareholders agreement or any other agreement or instrument to which the Company or any Subsidiary is bound or by which the Company or any Subsidiary or any of their respective properties may be bound or affected, (b) conflict with or result in a breach of any of the terms, conditions or provisions of any order, judgment, decree or ruling of any court, arbitrator or Governmental Authority having jurisdiction over the Company or any Subsidiary or (c) violate any provision of any statute or other rule or regulation of any Governmental Authority applicable to the Company or any Subsidiary.

5.7.            Governmental Authorizations, etc.

No consent, approval or authorization of, or registration, filing or declaration with, any Governmental Authority is required in connection with the execution, delivery or performance by the Company of this Agreement, the Notes or the other Financing Documents to which the Company is a party, and by the Subsidiaries of the Financing Documents to which they are parties, including, without limitation, any thereof required in connection with the obtaining of U.S. Dollars to make payments under this Agreement, the Notes or the other Financing Documents and the payment of such U.S. Dollars to Persons resident in the United States of America or Canada, other than the execution and filing of a report of exempt trade on Form 45-501F1 under Rule 45-501 made under the Securities Act (Ontario) together with the requisite filing fee with the Ontario Securities Commission (or any other applicable Canadian securities regulatory authority), within ten days of the sale and purchase of the Notes. It is not necessary to ensure the legality, validity, enforceability or admissibility into evidence in Canada of this Agreement, the Notes or the other Financing Documents that any thereof or any other document be filed, recorded or enrolled with any Governmental Authority, or that any such agreement or document be stamped with any stamp, registration or similar transaction tax.

5.8.            Litigation; Observance of Agreements, Statutes and Orders.

(a)               Except as disclosed in Schedule 5.8 (as such Schedule 5.8 may be updated by the Company pursuant to any Request for Purchase, subject to a Confirmation of Acceptance, if applicable), there are no actions, suits, investigations or proceedings pending or, to the best knowledge of the Company, threatened against or affecting the Company or any Subsidiary or any property of the Company or any Subsidiary in any court or before any arbitrator of any kind or before or by any Governmental Authority that could, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(b)               Neither the Company nor any Subsidiary is (i) in default under any agreement or instrument to which it is a party or by which it is bound, (ii) in violation of any order, judgment, decree or ruling of any court, arbitrator or Governmental Authority or (iii) in violation of any applicable law, ordinance, rule or regulation of any Governmental Authority (including without limitation Environmental Laws, the USA PATRIOT Act or any of the other laws and regulations that are referred to in Section 5.16) of any Governmental Authority, which default or violation could, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

5.9.            Taxes; Foreign Taxes.

(a)               The Company and each Subsidiary have filed all tax returns that are required to have been filed in any jurisdiction, and have paid all taxes shown to be due and payable on such returns and all other taxes and assessments levied upon them or their properties, assets, income or franchises, to the extent such taxes and assessments have become due and payable and before they have become delinquent, except for any taxes and assessments (i) the amount of which, individually or in the aggregate, is not Material or (ii) the amount, applicability or validity of which is currently being contested in good faith by appropriate proceedings and with respect to which the Company or a Subsidiary, as the case may be, has established adequate reserves in accordance with U.S. GAAP. The Company knows of no basis for any other tax or assessment that could, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The charges, accruals and reserves on the books of the Company and its Subsidiaries in respect of Taxes for all fiscal periods are adequate. All Canadian and U.S. federal income tax liabilities of the Company and the Subsidiaries have been finally determined (whether by reason of completed audits or the statute of limitations having run) for all fiscal years up to and including the fiscal year ended December 31, 2016.

(b)               No liability for any Tax imposed, assessed, levied or collected by or for the account of any Governmental Authority of or in Canada or any political subdivision thereof or therein (an “Applicable Taxing Authority”) will be incurred by the Company or any holder of a Note as a result of the execution or delivery of this Agreement or the Notes and, based on present law, no deduction or withholding in respect of Taxes imposed by or for the account of any Applicable Taxing Authority is required to be made from any payment by the Company under this Agreement or the Notes except for any such withholding or deduction arising out of the conditions described in the last sentence of Section 13(a).

5.10.        Title to Property; Leases.

The Company and each Subsidiary have good and sufficient title to their respective properties that individually or in the aggregate are Material, including all such properties reflected in the most recent audited balance sheet referred to in Section 5.5 or purported to have been acquired by the Company or any Subsidiary after such date (except as sold or otherwise disposed of in the ordinary course of business), in each case free and clear of Liens prohibited by this Agreement or any other Financing Document. All leases that the Company or any Subsidiary is party to as lessee and that individually or in the aggregate are Material are valid and subsisting and are in full force and effect in all material respects.

5.11.        Licenses, Permits, etc.

Except as disclosed in Schedule 5.11 (as such Schedule 5.11 may be updated by the Company pursuant to any Request for Purchase, subject to a Confirmation of Acceptance, if applicable),

(a)               the Company and each Subsidiary own, possess or are licensed to use all licenses, permits, franchises, authorizations, patents, copyrights, proprietary software, service marks, trademarks and trade names, or rights thereto, that individually or in the aggregate are Material, without known conflict with the rights of others;

(b)               to the best knowledge of the Company, no product or service of the Company or any Subsidiary infringes in any material respect any license, permit, franchise, authorization, patent, copyright, proprietary software, service mark, trademark, trade name or other right owned by any other Person; and

(c)               to the best knowledge of the Company, there is no Material violation by any Person of any right of the Company or any Subsidiary with respect to any patent, copyright, service mark, trademark, trade name or other right owned or used by the Company or any Subsidiary.

5.12.        Compliance with ERISA; Foreign Pension Plans.

(a)               The Company and each ERISA Affiliate have operated and administered each Plan in compliance with all applicable laws, except for such instances of noncompliance as have not resulted in and could not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect. Neither the Company nor any ERISA Affiliate has incurred any liability pursuant to Title I or IV of ERISA or the penalty or excise tax provisions of the Code relating to employee benefit plans (as defined in section 3 of ERISA), and no event, transaction or condition has occurred or exists that could, individually or in the aggregate, reasonably be expected to result in the incurrence of any such liability by the Company or any ERISA Affiliate, or in the imposition of any Lien on any of the rights, properties or assets of the Company or any ERISA Affiliate, in either case pursuant to Title I or IV of ERISA or to section 430(k) of the Code or to any such penalty or excise tax provisions under the Code or federal law or section 4068 of ERISA or by the granting of a security interest in connection with the amendment of a Plan, other than such liabilities or Liens as would not be individually or in the aggregate Material.

(b)               The present value of the aggregate benefit liabilities under each of the Plans (other than Multiemployer Plans), determined as of the end of such Plan’s most recently ended plan year on the basis of the actuarial assumptions specified for funding purposes in such Plan’s most recent actuarial valuation report, did not exceed the aggregate current value of the assets of such Plan allocable to such benefit liabilities by more than U.S.$5,000,000 in the aggregate for all Plans. The term “benefit liabilities” has the meaning specified in section 4001 of ERISA and the terms “current value” and “present value” have the meaning specified in section 3 of ERISA.

(c)               The Company and each ERISA Affiliate have not incurred withdrawal liabilities (and are not subject to contingent withdrawal liabilities) under section 4201 or 4204 of ERISA in respect of Multiemployer Plans that individually or in the aggregate are Material.

(d)               The expected postretirement benefit obligation (determined as of the last day of the Company’s most recently ended fiscal year in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 715-60, without regard to liabilities attributable to continuation coverage mandated by section 4980B of the Code) of the Company and its Subsidiaries is not Material.

(e)               The execution and delivery of this Agreement and the issuance and sale of the Notes hereunder will not involve any transaction that is subject to the prohibitions of section 406 of ERISA or in connection with which a tax could be imposed pursuant to section 4975(c)(1)(A)-(D) of the Code. The representation by the Company to each Purchaser in the first sentence of this Section 5.12(e) is made in reliance upon and subject to the accuracy of such Purchaser’s representation in Section 6.2 as to the sources of the funds to be used to pay the purchase price of the Notes acquired by such Purchaser.

(f)                Each Foreign Pension Plan has been established, operated, administered and maintained in compliance with its terms and with the requirements of any and all applicable laws, statutes, rules, regulations and court orders and has been maintained in good standing with applicable regulatory authorities except for instances of non-compliance which have not resulted and could not reasonably be expected to result in a Material Adverse Effect. All premiums, contributions, and any other amounts required by applicable Foreign Pension Plans documents or applicable laws have been paid or accrued as required except for premiums, contributions or other amounts that, in the aggregate, could not reasonably be expected to result in a Material Adverse Effect.

5.13.        Offering of Notes. Neither the Company nor any Subsidiary nor any agent acting on any of their behalf has, directly or indirectly, offered the Notes or any similar security of the Company for sale to, or solicited any offers to buy the Notes or any similar security of the Company from, or otherwise approached or negotiated with respect thereto with, any Person other than institutional investors, and neither the Company nor any agent acting on its behalf has taken or will take any action which would reasonably be expected to subject the issuance or sale of the Notes to the provisions of Section 5 of the Securities Act or to the provisions of any securities or “blue sky” law of any applicable jurisdiction.

5.14.        Use of Proceeds; Margin Regulations. The proceeds of the Series A Notes will be used for general corporate purposes and to refinance existing indebtedness under the Credit Agreement. The proceeds of each other Series of Shelf Notes will be used as set forth in the Request For Purchase with respect to such Series. None of the proceeds of the sale of any Notes will be used to finance a Hostile Tender Offer. No part of the proceeds of any Notes, and no other extensions of credit hereunder, will be used (a) for “buying” or “carrying” any “margin stock” within the respective meanings of each of the quoted terms under Regulation U of the Board of Governors of the Federal Reserve System (12 CFR 221) as now and from time to time hereafter in effect for any purpose that violates the provisions of the Regulations of the Board of Governors of the Federal Reserve System or (b) for any purpose that violates the provisions of the regulations of the Board of Governors of the Federal Reserve System.

5.15.        Existing Indebtedness; Future Liens.

(a)               Except as described therein, Schedule 5.15 sets forth a complete and correct list of all outstanding Indebtedness of the Company and its Subsidiaries as of July 31, 2022 (including a description of the obligors, principal amount outstanding and collateral therefor, if any, and any Guaranty thereof, if any) since which date there has been no Material increase in the amounts, interest rates, sinking funds or installment payments of the Indebtedness of the Company or its Subsidiaries or any Material increase in the frequency of any installment payments or any Material shortening of the maturities of any such Indebtedness at any time prior to the date of this Agreement. Neither the Company nor any Subsidiary is in default and no waiver of default is currently in effect, in the payment of any principal or interest on any Indebtedness of the Company or such Subsidiary and no event or condition exists with respect to any Indebtedness of the Company or any Subsidiary that would permit (or that with notice or the lapse of time, or both, would permit) one or more Persons to cause such Indebtedness to become due and payable before its stated maturity or before its regularly scheduled dates of payment.

(b)               True and complete copies of the Credit Agreement, 2015 Note Purchase Agreement and the 2022 Prudential Shelf Agreement have been provided to each Purchaser.

(c)               Except for Permitted Liens identified in Sections 10.3(b) to 10.3(m), inclusive, and except as disclosed in Schedule 5.15, neither the Company nor any Subsidiary has agreed or consented to cause or permit any of its property, whether now owned or hereafter acquired, to be subject to a Lien that secures Indebtedness or to cause or permit in the future (upon the happening of a contingency or otherwise) any of its property, whether now owned or hereafter acquired, to be subject to a Lien that secures Indebtedness.

(d)               Neither the Company nor any Subsidiary is a party to, or otherwise subject to any provision contained in, any instrument evidencing Indebtedness of the Company or such Subsidiary, any agreement relating thereto or any other agreement (including, but not limited to, its charter or any other organizational document) which limits the amount of or otherwise imposes restrictions on the incurring of, Indebtedness of the Company, except as disclosed on Schedule 5.15.

5.16.        Foreign Assets Control Regulations, Etc.

(a)               Neither the Company nor any Controlled Entity is (i) a Person whose name appears on the list of Specially Designated Nationals and Blocked Persons published by the Office of Foreign Assets Control, United States Department of the Treasury (“OFAC”) (an “OFAC Listed Person”), (ii) an agent, department, or instrumentality of, or is otherwise beneficially owned by, controlled by or acting on behalf of, directly or indirectly, (x) any OFAC Listed Person or (y) any Person, entity, organization, foreign country or regime that is subject to any OFAC Sanctions Program, or (iii) any Person that is otherwise blocked, subject to sanctions under or engaged in any activity in violation of other United States economic sanctions, including but not limited to, the Trading with the Enemy Act, the International Emergency Economic Powers Act, the Comprehensive Iran Sanctions, Accountability and Divestment Act (“CISADA”) or any similar law or regulation with respect to Iran or any other country, the Sudan Accountability and Divestment Act, any OFAC Sanctions Program, or any economic sanctions regulations administered and enforced by the United States or any enabling legislation or executive order relating to any of the foregoing (collectively, “U.S. Economic Sanctions”) (each OFAC Listed Person and each other Person, entity, organization and government of a country described in clause (i), clause (ii) or clause (iii), a “Blocked Person”). Neither the Company nor any Controlled Entity has been notified that its name appears or may in the future appear on a state list of Persons that engage in investment or other commercial activities in Iran or any other country that is subject to U.S. Economic Sanctions.

(b)               No part of the proceeds from the sale of the Notes hereunder constituted or will constitute funds obtained on behalf of any Blocked Person or will otherwise be used by the Company or any Controlled Entity, directly or indirectly, (i) in connection with any investment in, or any transactions or dealings with, any Blocked Person, or (ii) otherwise in violation of U.S. Economic Sanctions.

(c)               Neither the Company nor any Controlled Entity (i) has violated, been found in violation of, charged with, or convicted of, money laundering, drug trafficking, terrorist-related activities or other money laundering predicate crimes under the Currency and Foreign Transactions Reporting Act of 1970 (otherwise known as the Bank Secrecy Act), the USA PATRIOT Act or any other United States law or regulation governing such activities (collectively, “Anti-Money Laundering Laws”) or any U.S. Economic Sanctions violations, (ii) has received any written communication that the Company or Controlled Entity is under investigation by any Governmental Authority for possible violation of Anti-Money Laundering Laws or any U.S. Economic Sanctions violations, and is not otherwise aware of any such investigation, (iii) has been assessed civil penalties under any Anti-Money Laundering Laws or any U.S. Economic Sanctions, or (iv) has had any of its funds seized or forfeited in an action under any Anti-Money Laundering Laws. The Company has established procedures and controls which it reasonably believes are adequate (and otherwise comply with applicable law) to ensure that the Company and each Controlled Entity is and will continue to be in compliance with all applicable current and future Anti-Money Laundering Laws and U.S. Economic Sanctions.

(d)               (1) Neither the Company nor any Controlled Entity (i) has violated, been charged with, or convicted of bribery or any other anti-corruption related activity under any applicable law or regulation in a U.S. or any non-U.S. country or jurisdiction, including but not limited to, the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act 2010 (collectively, “Anti-Corruption Laws”), (ii) has received any written communication that the Company or Controlled Entity is under investigation by any Governmental Authority for possible violation of Anti-Corruption Laws, and is not otherwise aware of any such investigation, (iii) has been assessed civil or criminal penalties under any Anti-Corruption Laws or (iv) has been or is the target of sanctions imposed by Canada, the United Nations or the European Union;

(2)       Neither the Company nor any Controlled Entity has received any written communication within the last five years asserting that the Company or a Controlled Entity has, directly or indirectly, offered, promised, given, paid or authorized the offer, promise, giving or payment of anything of value to a Governmental Official or a commercial counterparty for any of the following purposes, and is not otherwise aware of any such action: (i) influencing any act, decision or failure to act by such Government Official in his or her official capacity or by such commercial counterparty, (ii) inducing a Governmental Official to do or omit to do any act in violation of the Governmental Official’s lawful duty, or (iii) inducing a Governmental Official or a commercial counterparty to use his or her influence with a government or instrumentality to affect any act or decision of such government or entity; in each case in order to obtain, retain or direct business or to otherwise secure an improper advantage; and

(3)       No part of the proceeds from the sale of the Notes hereunder will be used, directly or indirectly, for any improper payments, including bribes, to any Governmental Official or commercial counterparty in order to obtain, retain or direct business or obtain any improper advantage. The Company has established procedures and controls which it reasonably believes are adequate (and otherwise comply with applicable law) to ensure that the Company and each Controlled Entity is and will continue to be in compliance with all applicable current and future Anti-Corruption Laws.

5.17.        Status under Certain Statutes.

Neither the Company nor any Subsidiary is subject to regulation under the Investment Company Act of 1940 of the United States of America, as amended, the Public Utility Holding Company Act of 2005 of the United States of America, as amended, the ICC Termination Act of 1995 of the United States of America, as amended, or the Federal Power Act of the United States of America, as amended.

5.18.        Environmental Matters.

(a)               Neither the Company nor any Subsidiary has knowledge of any claim or has received any notice of any claim, and no proceeding has been instituted asserting any claim against the Company or any Subsidiary or any of their respective real properties or other assets now or formerly owned, leased or operated by any of them, alleging any damage to the environment or violation of any Environmental Laws, except, in each case, such as could not reasonably be expected to result in a Material Adverse Effect.

(b)               Neither the Company nor any Subsidiary has knowledge of any facts which would give rise to any claim, public or private, of violation of Environmental Laws or damage to the environment emanating from, occurring on or in any way related to real properties now or formerly owned, leased or operated by any of them or to other assets or their use, except, in each case, such as could not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

(c)               Neither the Company nor any Subsidiary has stored any Hazardous Materials on real properties now or formerly owned, leased or operated by any of them in a manner which is contrary to any Environmental Law that could, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

(d)               Neither the Company nor any Subsidiary has disposed of any Hazardous Materials in a manner which is contrary to any Environmental Law that could, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

(e)               All buildings on all real properties now owned, leased or operated by the Company or any Subsidiary are in compliance with applicable Environmental Laws, except where failure to comply could not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

5.19.        Ranking.

All liabilities of the Company under the Notes constitute direct, unconditional and general obligations of the Company and rank in right of payment either pari passu with or senior to all other unsecured and unsubordinated Indebtedness of the Company.

5.20.        Guarantees.

The representations and warranties of each Guarantor contained in the respective Guarantees to which each is a party are true and correct as of the date they are made and will be true and correct at the time of each Closing. Immediately after giving effect to each Closing, the Guarantors that shall have executed and delivered the Guarantees or the Confirmations of Guarantee, as the case may be, in favor of the holders of the Notes are the same as the Subsidiaries of the Company that have executed and delivered guarantees in favor of (a) the Banks in connection with the Credit Agreement, (b) the 2015 Noteholders in connection with the 2015 Note Purchase Agreement and (c) the holders of the notes issued pursuant to the 2022 Prudential Shelf Agreement.

5.21.        [Reserved].

5.22.        Chief Executive Office.

As of the date of this Agreement, the chief place of business and chief executive office of the Company is 1255 Bay Street, Suite 600, Toronto, Ontario, Canada M5R 2A9.

5.23.        Previous Acquisitions.

Each of the business(es) acquired by the Company or any of its Subsidiaries prior to the date hereof qualifies as an Eligible Business.

6.	REPRESENTATIONS OF THE PURCHASERS.

6.1.            Purchase for Investment.

Each Purchaser severally represents that such Purchaser (i) is an Institutional Accredited Investor, (ii) is an “accredited investor” within the meaning of the National Instrument 45-106 - Prospectus and Registration Exemptions of the Canadian Securities Administrators, and (iii) has acquired the Notes for its own account or for one or more separate accounts maintained by it or for the account of one or more pension or trust funds (each of which is an “accredited investor” as described in clause (ii) above) and not with a view to the distribution thereof, provided that the disposition of such Purchaser’s or their property shall at all times be within such Purchaser’s or their control. Each Purchaser understands that the Notes have not been registered under the Securities Act and may be resold only if registered pursuant to the provisions of the Securities Act or if an exemption from registration is available, except under circumstances where neither such registration nor such an exemption is required by law, and that the Company is not required to register the Notes. Each Purchaser acknowledges that nothing in this Agreement is intended to impose an obligation on the Company to register the Notes under the Securities Act, any state securities laws or the Securities Act (Ontario), and that the Notes have not been qualified for sale under the securities laws of any province or territory of Canada and have not been and may not be offered or sold in Canada in contravention of the securities laws of any province or territory of Canada.

6.2.            Source of Funds.

Each Purchaser severally represents that at least one of the following statements is an accurate representation as to each source of funds (a “Source”) to be used by such Purchaser to pay the purchase price of the Notes acquired by such Purchaser hereunder:

(a)               the Source is an “insurance company general account” (as the term is defined in the United States Department of Labor’s Prohibited Transaction Exemption (“PTE”) 95-60) in respect of which the reserves and liabilities (as defined by the annual statement for life insurance companies approved by the NAIC (the “NAIC Annual Statement”)) for the general account contract(s) held by or on behalf of any employee benefit plan together with the amount of the reserves and liabilities for the general account contract(s) held by or on behalf of any other employee benefit plans maintained by the same employer (or affiliate thereof as defined in PTE 95-60) or by the same employee organization in the general account do not exceed 10% of the total reserves and liabilities of the general account (exclusive of separate account liabilities) plus surplus as set forth in the NAIC Annual Statement filed with such Purchaser’s state of domicile; or

(b)               the Source is a separate account that is maintained solely in connection with such Purchaser’s fixed contractual obligations under which the amounts payable, or credited, to any employee benefit plan (or its related trust) that has any interest in such separate account (or to any participant or beneficiary of such plan (including any annuitant)) are not affected in any manner by the investment performance of the separate account; or

(c)               the Source is either (i) an insurance company pooled separate account, within the meaning of PTE 90-1, or (ii) a bank collective investment fund, within the meaning of the PTE 91-38 and, except as disclosed by such Purchaser to the Company in writing pursuant to this clause (c), no employee benefit plan or group of plans maintained by the same employer or employee organization beneficially owns more than 10% of all assets allocated to such pooled separate account or collective investment fund; or

(d)               the Source constitutes assets of an “investment fund” (within the meaning of Part VI of PTE 84-14 (the “QPAM Exemption”)) managed by a “qualified professional asset manager” or “QPAM” (within the meaning of Part VI of the QPAM Exemption), no employee benefit plan’s assets that are managed by the QPAM in such investment fund, when combined with the assets of all other employee benefit plans established or maintained by the same employer or by an affiliate (within the meaning of Part VI(c)(1) of the QPAM Exemption) of such employer or by the same employee organization and managed by such QPAM, represent more than 20% of the total client assets managed by such QPAM, the conditions of Part I(c) and (g) of the QPAM Exemption are satisfied, neither the QPAM nor a person controlling or controlled by the QPAM maintains an ownership interest in the Company that would cause the QPAM and the Company to be “related” within the meaning of Part VI(h) of the QPAM Exemption and (i) the identity of such QPAM and (ii) the names of any employee benefit plans whose assets in the investment fund, when combined with the assets of all other employee benefit plans established or maintained by the same employer or by an affiliate (within the meaning of Part VI(c)(1) of the QPAM Exemption) of such employer or by the same employee organization, represent 10% or more of the assets of such investment fund, have been disclosed to the Company in writing pursuant to this clause (d); or

(e)               the Source constitutes assets of a “plan(s)” (within the meaning of Part IV(h) of PTE 96-23 (the “INHAM Exemption”)) managed by an “in-house asset manager” or “INHAM” (within the meaning of Part IV(a) of the INHAM Exemption), the conditions of Part I(a), (g) and (h) of the INHAM Exemption are satisfied, neither the INHAM nor a person controlling or controlled by the INHAM (applying the definition of “control” in Part IV(d)(3) of the INHAM Exemption) owns a 10% or more interest in the Company and (i) the identity of such INHAM and (ii) the name(s) of the employee benefit plan(s) whose assets constitute the Source have been disclosed to the Company in writing pursuant to this clause (e); or

(f)                the Source is a governmental plan; or

(g)               the Source is one or more employee benefit plans, or a separate account or trust fund comprised of one or more employee benefit plans, each of which has been identified to the Company in writing pursuant to this clause (g); or

(h)               the Source does not include assets of any employee benefit plan, other than a plan exempt from the coverage of ERISA.

As used in this Section 6.2, the terms “employee benefit plan”, “governmental plan” and “separate account” shall have the respective meanings assigned to such terms in section 3 of ERISA.

7.	INFORMATION AS TO THE COMPANY.

7.1.            Financial and Business Information.

The Company shall deliver to each holder of Notes that is an Institutional Investor:

(a)               Quarterly Statements -- within 45 days after the end of each of the first three quarterly periods in each fiscal year of the Company, duplicate copies of,

(i)                 a consolidated balance sheet of the Company and its Subsidiaries as at the end of such period, and

(ii)              consolidated statements of earnings and cash flows of the Company and its Subsidiaries, for such period and (in the case of the second and third quarterly periods) for the portion of the fiscal year ending with such period, setting forth in each case in comparative form the figures for the corresponding period in the previous fiscal year, all in reasonable detail, prepared in accordance with U.S. GAAP applicable to interim financial statements generally, and certified by a Senior Financial Officer of the Company as fairly presenting, in all material respects, the financial position of the companies being reported on and their earnings and cash flows, subject to changes resulting from year-end adjustments, provided that delivery within the time period specified above of copies of the Company’s Quarterly Report on Form 6-K prepared in compliance with the requirements therefor and filed with the SEC shall be deemed to satisfy the requirements of this Section 7.1(a); and

(b)               Annual Statements --

(i)                 within 90 days after the end of each fiscal year of the Company, duplicate copies of,

(A)             a consolidated balance sheet of the Company and its Subsidiaries, as at the end of such fiscal year, and

(B)              consolidated statements of earnings and cash flows of the Company and its Subsidiaries, for such fiscal year,

setting forth in each case in comparative form the figures for the previous fiscal year, all in reasonable detail, prepared in accordance with U.S. GAAP, and accompanied by (A) an opinion thereon (without a “going concern” or similar qualification or exception and without any qualification or exception as to the scope of the audit on which such opinion is based) of independent chartered accountants of recognized international standing, which opinion shall state that such financial statements present fairly, in all material respects, the financial position of the companies being reported upon and their earnings and cash flows and have been prepared in conformity with U.S. GAAP, and that the examination of such accountants in connection with such financial statements has been made in accordance with generally accepted auditing standards, and that such audit provides a reasonable basis for such opinion in the circumstances and (B) so long as a similar certificate is delivered to any of the Banks or any of the 2015 Noteholders, a certificate of such accountants stating that they have reviewed this Agreement and the other Financing Documents and stating further whether, in making their audit, they have become aware of any condition or event that then constitutes a Default or an Event of Default, and, if they are aware that any such condition or event then exists, specifying the nature and period of the existence thereof (it being understood that such accountants shall not be liable, directly or indirectly, for any failure to obtain knowledge of any Default or Event of Default unless such accountants should have obtained knowledge thereof in making an audit in accordance with generally accepted auditing standards or did not make such an audit); and

(ii)              together with the financial statements referred to in the foregoing subclause (i), the Company’s annual business plan and financial projections, including unaudited profit and loss statements, cash-flow statements, balance sheets and projected capital expenditures for the fiscal year then begun (such business plan and financial projections not to be prepared in a manner nor contain any statement which is inconsistent with U.S. GAAP);

provided that the delivery within the time period specified above of the Company’s Annual Report on Form 40-F for such fiscal year prepared in accordance with the requirements therefor and filed with the SEC shall be deemed to satisfy the requirements of Section 7.1(b)(i);

(c)               Other Reports -- promptly upon their becoming available, one copy of (i) each financial statement, report, notice or proxy statement sent by the Company or any Subsidiary to (x) its creditors under any Material Credit Facility (excluding information sent to such creditors in the ordinary course of administration of a credit facility, such as information relating to pricing and borrowing availability) or (y) public securities holders generally, and (ii) each regular or periodic report and each registration statement (without exhibits except as expressly requested by such holder) filed by the Company or any Subsidiary with the Toronto Stock Exchange or any other stock exchange or the SEC and of all press releases and other statements made available generally by the Company or any Subsidiary to the public concerning developments that are Material;

(d)               Notice of Default or Event of Default -- promptly, and in any event within five Business Days after a Responsible Officer becoming aware of the existence of any Default or Event of Default or that any Person has given any notice or taken any action with respect to a claimed default hereunder or that any Person has given any notice or taken any action with respect to a claimed default of the type referred to in Section 11(e), a written notice specifying the nature and period of existence thereof and what action the Company is taking or proposes to take with respect thereto;

(e)               ERISA Matters -- promptly, and in any event within 15 days after a Responsible Officer becoming aware of any of the following, a written notice setting forth the nature thereof and the action, if any, that the Company or an ERISA Affiliate proposes to take with respect thereto:

(i)                 with respect to any Plan, any reportable event, as defined in section 4043(c) of ERISA and the regulations thereunder, for which notice thereof has not been waived pursuant to such regulations as in effect on the date hereof and that could reasonably be expected to result in a Material Adverse Effect; or

(ii)              the taking by the PBGC of steps to institute, or the threatening by the PBGC of the institution of, proceedings under section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any Plan, or the receipt by the Company or any ERISA Affiliate of a notice from a Multiemployer Plan that such action has been taken by the PBGC with respect to such Multiemployer Plan; or

(iii)            any event, transaction or condition that could result in the incurrence of any liability by the Company or any ERISA Affiliate pursuant to Title I or IV of ERISA or the penalty or excise tax provisions of the Code relating to employee benefit plans, or in the imposition of any Lien on any of the rights, properties or assets of the Company or any ERISA Affiliate pursuant to Title I or IV of ERISA or such penalty or excise tax provisions, if such liability or Lien, taken together with any other such liabilities or Liens then existing, could reasonably be expected to have a Material Adverse Effect;

(f)                Notices from Governmental Authority -- promptly, and in any event within 10 Business Days of receipt thereof, copies of any notice to the Company or any Subsidiary from any Governmental Authority relating to any order, ruling, statute or other law or regulation that could reasonably be expected to have a Material Adverse Effect;

(g)               Material Credit Facilities -- promptly, and in any event within 30 days after the execution thereof, copies of (i) any new Material Credit Facility and (ii) any amendments or other modifications to any existing Material Credit Facility;

(h)               Debt Rating -- promptly following the occurrence thereof, notice of any change in the Debt Rating for the outstanding Notes (to the extent such Debt Rating is not a public rating); and

(i)                 Requested Information -- with reasonable promptness, such other data and information relating to the business, operations, affairs, financial condition, assets or properties of the Company or any Subsidiary or relating to the ability of the Company or any Guarantor to perform their respective obligations under the Financing Documents as from time to time may be reasonably requested by any such holder of Notes.

7.2.            Officer’s Certificate.

Each set of financial statements delivered to a holder of Notes pursuant to Section 7.1(a) or Section 7.1(b) hereof shall be accompanied by a certificate of a Senior Financial Officer of the Company setting forth and/or attaching, as applicable:

(a)               Covenant Compliance -- the information (including detailed calculations) required in order to establish whether the Company was in compliance with the requirements of Section 10.3 through Section 10.9 hereof, inclusive, during the quarterly or annual period covered by the financial statements then being furnished (including with respect to each such Section, where applicable, the calculations of the maximum or minimum amount, ratio or percentage, as the case may be, permissible under the terms of such Sections, and the calculation of the amount, ratio or percentage then in existence, and also including details of any adjustments to EBITDA as a result of Normalizing Adjustments) and stating that the appointment of the agent referred to in Section 24 remains in effect or stating the name and address of the Person appointed to replace such agent. In the event that the Company or any Subsidiary has made an election to measure any financial liability using fair value (which election is being disregarded for purposes of determining compliance with this Agreement pursuant to Section 26.8) as to the period covered by any such financial statement, such Senior Financial Officer’s certificate as to such period shall include a reconciliation from U.S. GAAP with respect to such election; and

(b)               Event of Default -- a statement certifying that such officer has reviewed the relevant terms hereof and has made, or caused to be made, under his or her supervision, a review of the transactions and conditions of the Company and its Subsidiaries from the beginning of the quarterly or annual period covered by the statements then being furnished to the date of the certificate and that such review shall not have disclosed the existence during such period of any condition or event that constitutes a Default or an Event of Default or, if any such condition or event existed or exists (including, without limitation, any such event or condition resulting from the failure of the Company or any Subsidiary to comply with any Environmental Law), specifying the nature and period of existence thereof and what action the Company shall have taken or proposes to take with respect thereto; and

(c)               EBITDA Breakdown -- in the certificate accompanying the financial statements delivered pursuant to Section 7.1(b), a breakdown of the EBITDA for the Company and its Subsidiaries, on an individual basis, as at the last day of such fiscal year.

7.3.            Inspection.

The Company shall permit representatives of each holder of Notes that is an Institutional Investor:

(a)               No Default -- if no Default or Event of Default then exists, at the expense of such holder and upon reasonable prior notice to the Company, to visit the principal executive office of the Company, to discuss the affairs, finances and accounts of the Company and its Subsidiaries with the Company’s officers, and (with the consent of the Company, which consent will not be unreasonably withheld) its independent chartered accountants, and (with the consent of the Company, which consent will not be unreasonably withheld) to visit the other offices and properties of the Company and each Subsidiary, all at such reasonable times and as often as may be reasonably requested in writing; and

(b)               Default -- if a Default or Event of Default then exists, at the expense of the Company and upon reasonable prior notice to the Company, to visit and inspect any of the offices or properties of the Company or any Subsidiary, to examine all their respective books of account, records, reports and other papers, to make copies and extracts therefrom, and to discuss their respective affairs, finances and accounts with their respective officers and independent chartered accountants (and by this provision the Company authorizes said accountants to discuss the affairs, finances and accounts of the Company and its Subsidiaries), all at such times and as often as may be requested.

7.4.            Electronic Delivery.

Financial statements, reports and any other information required to be delivered by the Company pursuant to Section 7.1(c) shall be deemed to have been delivered if the Company shall have filed any of the items referred to in Section 7.1(c) with the Canadian Securities Administrators on SEDAR and shall have made such items available on its home page on the internet located at https://www.firstservice.com or on IntraLinks or on any other similar website to which each holder of Notes has free access; provided however, that the Company shall have given each holder of a Note prior written notice, which may be by e-mail or in accordance with Section 20, of such posting or filing in connection with each delivery, provided further, that upon request of any holder to receive paper copies of such financial statements, reports or other information or to receive them by e-mail, the Company will promptly e-mail them or deliver such paper copies, as the case may be, to such holder.

8.	PREPAYMENT OF THE NOTES.

8.1.            Required Prepayments; Maturity.

(a)               Series A Notes. As provided therein, the entire unpaid principal balance of each Series A Note shall be due and payable on the Maturity Date thereof (as set forth in each of the Series A Notes).

(b)               Shelf Notes. Each Series of Shelf Notes shall be subject to the required prepayments, if any, set forth in the Shelf Notes of such Series. Upon any partial prepayment of any such Series of Shelf Notes pursuant to Section 8.2, Section 8.3, or Section 8.4, the principal amount of each required prepayment of such Shelf Notes becoming due under the terms of such Shelf Notes on and after the date of such prepayment, together with the principal amount due at maturity, shall be reduced in the same proportion as the aggregate unpaid principal amount of such Shelf Notes is reduced as a result of such prepayment. As provided therein, the entire unpaid principal balance of each Shelf Note shall be due and payable on the Maturity Date thereof.

8.2.            Optional Prepayments with Make-Whole Amount.

The Company may, at its option, upon notice as provided in Section 8.5, prepay at any time all, or from time to time any part of, the Notes (in the case of a partial prepayment, such prepayment shall be in an amount not less than U.S.$5,000,000 (or such lesser amount as shall then be outstanding) and then only in increments of U.S.$100,000), at 100% of the principal amount so prepaid, plus all interest accrued thereon through such prepayment date, plus the applicable Make-Whole Amount determined for the prepayment date with respect to such principal amount.

8.3.            Prepayment in Connection with a Payment under Section 13.

(a)               Subject to Subsection (b) below, if, as a result of the occurrence of any Tax Event, the Company on any date shall have (i) made a payment under Section 13 with respect to any Note or become obligated to make a payment under Section 13 with respect to any Note on the next date on which a payment of interest is scheduled to be made (such payment in either case being in excess of the amount that the Company would have been required to pay but for the occurrence of such Tax Event) (in either case, any such Note being herein referred to as an “Affected Note”) and (ii) furnished to each holder of any Affected Note a notice from a Responsible Officer of the Company setting forth in reasonable detail the nature of such Tax Event and an explanation of the basis on which the Company is then so obligated to make payment under Section 13, the Company may, upon notice given as provided in Section 8.5, prepay the Affected Notes in whole (and not in part) on the date specified in such notice at a price equal to the unpaid principal amount of such Notes, together with interest accrued thereon to the date fixed for such prepayment, plus the applicable Make-Whole Amount determined for the prepayment date with respect to such principal amount. The prepayment notice to be given in connection with a prepayment pursuant to this Section 8.3(a) on account of a particular Tax Event shall be given not later than the date that the first payment is to be made under Section 13 in respect of such Tax Event.

(b)               Notwithstanding Subsection (a) above, no Affected Note shall be prepaid pursuant to this Section 8.3 if the holder thereof, at least five Business Days prior to the prepayment date under this Section 8.3, shall have delivered a notice to the Company stating that such holder waives any right to any future payment under Section 13 in respect of the specific Tax Event that shall have given rise to the Company’s prepayment right under this Section 8.3; provided that

(i)                 no such waiver (A) shall be deemed to constitute a waiver of any right to receive a payment in full under Section 13 in respect of any other Tax Event that shall have given rise to the Company’s prepayment right under this Section 8.3 or (B) preclude the Company from exercising any such right of prepayment in respect of such other Tax Event; and

(ii)              if on any date the amount of any payment that a holder of a Note would be entitled to receive under Section 13 shall increase (in proportion to the total amount in respect of which the amount payable under Section 13 is determined),

(A)             the occurrence of any such increase shall be deemed to be a new Tax Event giving rise to a prepayment right under this Section 8.3, and

(B)              such holder thereafter shall be entitled to receive the full amount of any future payment provided under Section 13, notwithstanding any waiver previously delivered pursuant to this Section 8.3 unless such holder shall have delivered a notice under Section 8.3(b) in respect of any such prepayment.

In addition, no prepayment of any Note shall be permitted pursuant to Section 8.3(a) if the underlying Tax payment under Section 13 arises as a result of the failure of the Company to respond to any request specified in Section 13(a)(iv) or any other act or omission by the Company.

8.4.            Offer to Prepay upon Certain Events.

(a)               Offer to Prepay upon the Sale of Certain Assets.

(i)                 Notice and Offer. In the event of any Disposition that does not otherwise satisfy the conditions of a disposition permitted in Section 10.9 and is not a Disposition that is not to be taken into account pursuant to Section 10.9(a), Section 10.9(b), Section 10.9(c), Section 10.9(d) or Section 10.9(e)(A), the Company will, within ten (10) days after the occurrence of the Disposition in respect of which such prepayment or redemption is to be made, give written notice of such Disposition to each holder of Notes. Such written notice shall contain, and such written notice shall constitute, an irrevocable offer (the “Disposition Prepayment Offer”) to prepay, at the election of each holder, a portion of the Notes held by such holder equal to such holder’s Ratable Portion of the Net Proceeds arising from such Disposition on a date specified in such notice (the “Disposition Prepayment Date”) that is not less than thirty (30) days and not more than sixty (60) days after the date of such notice, together with interest on the amount to be so prepaid accrued to the Disposition Prepayment Date, but without the Make-Whole Amount. If the Disposition Prepayment Date shall not be specified in such notice, the Disposition Prepayment Date shall be the forty-fifth (45th) day after the date of such notice.

(ii)              Acceptance and Payment. To accept such Disposition Prepayment Offer, a holder of Notes shall cause a notice of such acceptance to be delivered to the Company not later than twenty (20) days after the date of such written notice from the Company, provided, that failure to accept such offer in writing within twenty (20) days after the date of such written notice shall be deemed to constitute a rejection of the Disposition Prepayment Offer. If so accepted by any holder of a Note, such offered prepayment (equal to not less than such holder’s Ratable Portion of the Net Proceeds from the relevant Disposition) shall be due and payable on the Disposition Prepayment Date. Within two (2) Business Days after the end of such twenty (20) day period, the Company shall offer, in writing, to each holder of Notes that shall have accepted its offer to prepay made pursuant to this Section 8.4(a)(ii), to prepay on the specified Disposition Prepayment Date an additional portion of such holder’s Notes in a principal amount equal to its ratable share (based upon the ratio of the outstanding principal amount of Notes held by such holder at such time to the aggregate outstanding principal amount of Notes held at such time by all holders which have also accepted their respective offers to prepay made pursuant to this Section 8.4(a)(ii)) of the aggregate amount offered to holders of Notes that have rejected, or been deemed to have rejected, the Disposition Prepayment Offer (a “Secondary Disposition Prepayment Offer”); provided that such holder may specify that it will accept prepayment of a greater portion of its Notes, should any of the Secondary Disposition Prepayment Offers be rejected, in which event the Company will allocate the aggregate amount of Secondary Disposition Prepayment Offers so rejected among the holders so specifying ratably in accordance with the respective additional amounts so specified. To accept any Secondary Disposition Prepayment Offer under this Section 8.4(a)(ii), a holder of Notes shall cause a written notice of such acceptance to be delivered to the Company not later than the earlier of the Disposition Prepayment Date or ten (10) days after the date of receipt by such holder of such Secondary Disposition Prepayment Offer (it being understood that the failure by a holder to accept such Secondary Disposition Prepayment Offer as provided herein prior to the earlier of such dates shall be deemed to constitute a rejection of said offer). The aggregate prepayment to be made pursuant to this Section 8.4(a)(ii) (including, without limitation, the amount to be prepaid as the result of acceptances of Secondary Disposition Prepayment Offers) shall be made at one hundred percent (100%) of the principal amount of such Notes being so prepaid, together with interest on such principal amount then being prepaid accrued to the Disposition Prepayment Date, but without the Make-Whole Amount.

(iii)            Officer’s Certificate. Each offer to prepay the Notes pursuant to this Section 8.4(a) shall be accompanied by a certificate, executed by a Senior Financial Officer of the Company and dated the date of such offer, specifying (A) the Disposition Prepayment Date, (B) the Net Proceeds in respect of the applicable Disposition, (C) that such offer is being made pursuant to Section 8.4(a) and Section 10.9, (D) the principal amount of each Note offered to be prepaid, (E) the interest that would be due on each Note offered to be prepaid, accrued to the Disposition Prepayment Date, and (F) in reasonable detail, the nature of the Disposition giving rise to such Disposition Prepayment Offer and certifying that no Default or Event of Default exists or would exist after giving effect to the prepayment contemplated by such offer.

(iv)             Notice Concerning Status of Holders of Notes. Promptly after each Disposition Prepayment Date and the making of all prepayments contemplated on such Disposition Prepayment Date under this Section 8.4(a) (and, in any event, within thirty (30) days thereafter), the Company shall deliver to each holder of Notes a certificate signed by a Senior Financial Officer of the Company containing a list of the then current holders of Notes (together with their addresses) and setting forth as to each such holder the outstanding principal amount of Notes held by such holder at such time.

(b)               Offer to Prepay upon a Change of Control.

(i)                 Notice of Change of Control. The Company will, within five Business Days after any Responsible Officer has knowledge of the occurrence of a Change of Control, give written notice of such Change of Control to each holder of Notes unless written notice of such Change of Control shall have been given pursuant to Section 8.4(b)(ii) (a “Change of Control Prepayment Notice”). If a Change of Control has occurred, such notice shall contain and constitute an offer to prepay Notes as described in Section 8.4(b)(ii) (and shall be accompanied by the certificate described in Section 8.4(b)(v)).

(ii)              Offer to Prepay Notes. The offer to prepay Notes contemplated by Section 8.4(b)(i) shall be an offer to prepay (a “Change of Control Prepayment Offer”), in accordance with and subject to this Section 8.4(b), all, but not less than all, the Notes held by each holder (in this case only, “holder” in respect of any Note registered in the name of a nominee for a disclosed beneficial owner shall mean such beneficial owner) on a date (which shall be a Business Day) specified in such offer (the “Proposed Prepayment Date”). Such date shall be not less than thirty (30) days and not more than sixty (60) days after the date of such offer (or if the Proposed Prepayment Date shall not be specified in such offer, the Proposed Prepayment Date shall be the Business Day that falls on or next following the forty-fifth (45th) day after the date of such offer).

(iii)            Acceptance; Rejection. A holder of Notes may accept or reject the offer to prepay made pursuant to this Section 8.4(b) by causing a notice of such acceptance or rejection to be delivered to the Company at least 10 days prior to the Proposed Prepayment Date. A failure by a holder of Notes to respond to an offer to prepay made pursuant to this Section 8.4(b) shall be deemed to constitute a rejection of such offer by such holder.

(iv)             Prepayment. Prepayment of the Notes to be prepaid pursuant to this Section 8.4(b) shall be made on the Proposed Prepayment Date at 100% of the principal amount of such Notes, together with accrued and unpaid interest on such Notes accrued to the date of prepayment, but, in any case, without any Make-Whole Amount.

(v)               Officer’s Certificate. Each offer to prepay the Notes pursuant to this Section 8.4(b) shall be accompanied by a certificate, executed by a Senior Financial Officer of the Company and dated the date of such offer, specifying: (A) the Proposed Prepayment Date; (B) that such offer is made pursuant to this Section 8.4(b) and that failure by a holder to respond to such offer by the deadline established in Section 8.4(b)(iii) shall result in such offer to such holder being deemed rejected; (C) the principal amount of each Note offered to be prepaid; (D) the interest that would be due on each Note offered to be prepaid, accrued to the Proposed Prepayment Date; (E) that the conditions of this Section 8.4(b) have been fulfilled; and (F) in reasonable detail, the nature and date of the Change of Control.

(vi)             Notice Concerning Status of Holders of Notes. Promptly after the Proposed Prepayment Date and the making of all prepayments contemplated on such Proposed Prepayment Date under this Section 8.4(b) (and, in any event, within 30 days thereafter), the Company shall deliver to each then current holder of Notes, if any, a certificate signed by a Senior Financial Officer of the Company containing a list of the then current holders of Notes (together with their addresses) and setting forth as to each such holder the outstanding principal amount of Notes held by such holder at such time (in each case calculated after giving effect to the prepayments made on such Proposed Prepayment Date.)

8.5.            Notices, Etc.

The Company will give each holder of Notes written notice of each optional prepayment under Section 8.2 and each holder of any Affected Note written notice of each prepayment under Section 8.3, in each case not less than ten days and not more than 60 days prior to the date fixed for such prepayment, unless the Company and the Required Holders agree to another time period pursuant to Section 19. Each such notice shall specify such date (which shall be a Business Day), the aggregate principal amount of the Notes or Affected Notes, as the case may be, to be prepaid on such date, the principal amount of each Note or Affected Note, as the case may be, held by such holder to be prepaid, and the interest to be paid on the prepayment date with respect to such principal amount being prepaid. Each such notice shall be accompanied by a certificate of a Senior Financial Officer as to the estimated applicable Make-Whole Amount due in connection with such prepayment (calculated as if the date of such notice were the date of the prepayment) and setting forth the details of such computation, and two Business Days prior to such prepayment, the Company shall deliver to each holder of Notes or Affected Notes, as the case may be, a certificate of a Senior Financial Officer specifying the calculation of such Make-Whole Amount as of the specified prepayment date.

8.6.            Allocation of Partial Prepayments.

In the case of each partial prepayment of the Notes pursuant to Section 8.1 or Section 8.2, the principal amount of the Notes to be prepaid shall be allocated among all of the Notes at the time outstanding in proportion, as nearly as practicable, to the respective unpaid principal amounts thereof not theretofore called for prepayment.

8.7.            Maturity; Surrender, etc.

In the case of each prepayment of Notes pursuant to this Section 8, the principal amount of each Note to be prepaid shall mature and become due and payable on the date fixed for such prepayment (which shall be a Business Day), together with interest on such principal amount accrued to such date and the applicable Make-Whole Amount, if any. From and after such date, unless the Company shall fail to pay such principal amount when so due and payable, together with the interest and Make-Whole Amount, if any, as aforesaid, interest on such principal amount shall cease to accrue. Any Note paid or prepaid in full shall be surrendered to the Company and canceled and shall not be reissued, and no Note shall be issued in lieu of any prepaid principal amount of any Note.

8.8.            Purchase of Notes.

The Company will not, nor will it permit any Affiliate to, purchase, redeem, prepay or otherwise acquire, directly or indirectly, any of the outstanding Notes except upon the payment or prepayment of the Notes in accordance with the terms of this Agreement and the Notes. The Company will promptly cancel all Notes acquired by the Company or any Affiliate pursuant to any payment or prepayment of Notes pursuant to any provision of this Agreement and no Notes may be issued in substitution or exchange for any such Notes.

8.9.            Make-Whole Amount.

The term “Make-Whole Amount” means, with respect to any Note, an amount equal to the excess, if any, of the Discounted Value of the Remaining Scheduled Payments with respect to the Called Principal of such Note over the amount of such Called Principal, provided that the Make-Whole Amount may in no event be less than zero. For the purposes of determining the Make-Whole Amount, the following terms have the following meanings:

“Called Principal” means, with respect to any Note, the principal of such Note that is to be prepaid pursuant to Section 8.2 or 8.3 or has become or is declared to be immediately due and payable pursuant to Section 12.1, as the context requires.

“Discounted Value” means, with respect to the Called Principal of any Note, the amount obtained by discounting all Remaining Scheduled Payments with respect to such Called Principal from their respective scheduled due dates to the Settlement Date with respect to such Called Principal, in accordance with accepted financial practice and at a discount factor (applied on the same periodic basis as that on which interest on the Notes is payable) equal to the Reinvestment Yield with respect to such Called Principal.

“Reinvestment Yield” means, with respect to the Called Principal of any Note, the sum of (x)(i) if such Called Principal is to be prepaid pursuant to Section 8.3, 1.00% or (ii) if such Called Principal is to be prepaid pursuant to Section 8.2 or has become or is declared to be immediately due and payable pursuant to Section 12.1, 0.50% plus (y) the yield to maturity implied by the yield(s) reported as of 10:00 a.m. on the second New York Business Day preceding the Settlement Date with respect to such Called Principal, on the display designated as “Page PX1” (or such other display as may replace Page PX1) on Bloomberg Financial Markets for the most recently issued actively traded on-the-run U.S. Treasury securities (“Reported”) having a maturity equal to the Remaining Average Life of such Called Principal as of such Settlement Date. If there are no such U.S. Treasury securities Reported having a maturity equal to such Remaining Average Life, then such implied yield to maturity will be determined by (a) converting U.S. Treasury bill quotations to bond equivalent yields in accordance with accepted financial practice and (b) interpolating linearly between the yields Reported for the applicable most recently issued actively traded on-the-run U.S. Treasury securities with the maturities (1) closest to and greater than such Remaining Average Life and (2) closest to and less than such Remaining Average Life. The Reinvestment Yield shall be rounded to the number of decimal places as appears in the interest rate of the applicable Note.

If such yields are not Reported or the yields Reported as of such time are not ascertainable (including by way of interpolation), then “Reinvestment Yield” means, with respect to the Called Principal of any Note, the sum of (x)(i) if such Called Principal is to be prepaid pursuant to Section 8.3, 1.00% or (ii) if such Called Principal is to be prepaid pursuant to Section 8.2 or has become or is declared to be immediately due and payable pursuant to Section 12.1, 0.50% plus (y) the yield to maturity implied by the U.S. Treasury constant maturity yields reported, for the latest day for which such yields have been so reported as of the second New York Business Day preceding the Settlement Date with respect to such Called Principal, in Federal Reserve Statistical Release H.15 (or any comparable successor publication) for the U.S. Treasury constant maturity having a term equal to the Remaining Average Life of such Called Principal as of such Settlement Date. If there is no such U.S. Treasury constant maturity having a term equal to such Remaining Average Life, such implied yield to maturity will be determined by interpolating linearly between (1) the U.S. Treasury constant maturity so reported with the term closest to and greater than such Remaining Average Life and (2) the U.S. Treasury constant maturity so reported with the term closest to and less than such Remaining Average Life. The Reinvestment Yield shall be rounded to the number of decimal places as appears in the interest rate of the applicable Note.

“Remaining Average Life” means, with respect to any Called Principal, the number of years obtained by dividing (i) such Called Principal into (ii) the sum of the products obtained by multiplying (a) the principal component of each Remaining Scheduled Payment with respect to such Called Principal by (b) the number of years, computed on the basis of a 360-day year composed of twelve 30-day months and calculated to two decimal places, that will elapse between the Settlement Date with respect to such Called Principal and the scheduled due date of such Remaining Scheduled Payment.

“Remaining Scheduled Payments” means, with respect to the Called Principal of any Note, all payments of such Called Principal and interest thereon that would be due after the Settlement Date with respect to such Called Principal if no payment of such Called Principal were made prior to its scheduled due date, provided that if such Settlement Date is not a date on which interest payments are due to be made under the terms of the Notes, then the amount of the next succeeding scheduled interest payment will be reduced by the amount of interest accrued to such Settlement Date and required to be paid on such Settlement Date pursuant to Section 8.2, 8.3 or 12.1.

“Settlement Date” means, with respect to the Called Principal of any Note, the date on which such Called Principal is to be prepaid pursuant to Section 8.2 or 8.3 or has become or is declared to be immediately due and payable pursuant to Section 12.1, as the context requires.

9.	AFFIRMATIVE COVENANTS.

The Company covenants that during the Issuance Period and thereafter so long as any of the Notes are outstanding:

9.1.            Compliance with Laws.

The Company will and will cause each of its Subsidiaries to comply with all laws, ordinances or governmental rules or regulations to which each of them is subject, including, without limitation, Environmental Laws, the USA PATRIOT Act and the other laws and regulations that are referred to in Section 5.16, and will obtain and maintain in effect all licenses, certificates, permits, franchises and other governmental authorizations necessary to the ownership of their respective properties or to the conduct of their respective businesses, in each case to the extent necessary to ensure that non-compliance with such laws, ordinances or governmental rules or regulations or failures to obtain or maintain in effect such licenses, certificates, permits, franchises and other governmental authorizations could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

9.2.            Insurance.

The Company will and will cause each of its Subsidiaries to maintain, with financially sound and reputable insurers, insurance with respect to their respective properties and businesses against such casualties and contingencies, of such types, on such terms and in such amounts (including deductibles, co-insurance and self-insurance, if adequate reserves are maintained with respect thereto) as is customary in the case of entities of established reputations engaged in the same or a similar business and similarly situated.

9.3.            Maintenance of Properties.

The Company will and will cause each of its Subsidiaries to maintain and keep, or cause to be maintained and kept, their respective properties in good repair, working order and condition (other than ordinary wear and tear), so that the business carried on in connection therewith may be properly conducted at all times, provided that this Section shall not prevent the Company or any Subsidiary from discontinuing the operation and the maintenance of any of its properties if such discontinuance is desirable in the conduct of its business and the Company has concluded that such discontinuance could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

9.4.            Payment of Taxes and Claims.

The Company will and will cause each of its Subsidiaries to file all tax returns required to be filed in any jurisdiction and to pay and discharge all Taxes shown to be due and payable on such returns and all other Taxes, assessments, governmental charges, or levies imposed on them or any of their properties, assets, income or franchises, to the extent the same have become due and payable and before they have become delinquent, and all claims for which sums have become due and payable that have or might become a Lien on properties or assets of the Company or any Subsidiary, provided that neither the Company nor any Subsidiary need pay any such Tax, assessment, charge, levy or claim if (a) the amount, applicability or validity thereof is contested by the Company or such Subsidiary on a timely basis in good faith and in appropriate proceedings, and the Company or such Subsidiary has established adequate reserves therefor in accordance with U.S. GAAP on the books of the Company or such Subsidiary or (b) the nonpayment of all such taxes, assessments, charges, levies and claims could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

9.5.            Corporate Existence, etc.

Subject to Sections 10.2 and 10.9, the Company will at all times preserve and keep in full force and effect its corporate existence, and the Company will at all times preserve and keep in full force and effect the corporate or partnership existence (as applicable) of each of its Subsidiaries and all rights and franchises of the Company and its Subsidiaries unless, in the good faith judgment of the Company, the termination of or failure to preserve and keep in full force and effect the corporate or partnership existence of any Subsidiary, or any such right or franchise could not, individually or in the aggregate, have a Material Adverse Effect.

9.6.            Ranking.

The Company will ensure that, at all times, all liabilities of the Company under the Notes will rank in right of payment either pari passu with or senior to all other unsecured and unsubordinated Indebtedness of the Company.

9.7.            Additional Guarantors.

Subject to Section 9.8, the Company will cause any Person (a) who after the date hereof is newly incorporated or newly acquired and meets the criteria set forth in the definition of Guarantor, to execute and deliver, within thirty days thereof, or such longer period as the Required Holders may consent to, or (b) that existed as at the date hereof and who subsequently meets the criteria set forth in the definition of Guarantor, to execute and deliver, as soon as reasonably practicable, (x) a Guaranty of the obligations of the Company hereunder which may be satisfied by such Person executing a guarantee agreement (governed by the Applicable Law of a Reliable Jurisdiction) (in form, substance and under Applicable Law satisfactory to the Required Holders) or executing an adhesion agreement or joinder to an existing Guarantee, substantially in the form attached to such Guarantee or otherwise in from and substance satisfactory to the Required Holders, and (y) a favorable supporting legal opinion and such certificates, accompanying authorizing resolutions and corporate or similar documents as the Required Holders may reasonably request, each of such opinions, resolutions and similar documents to be in form and substance reasonably satisfactory to the Required Holders.

9.8.            Release of Guarantees, etc.

(a)               At any time on or after the release by (x) the Banks of any Guarantor from its obligations under its Guaranty of the obligations under or in respect of the Credit Agreement or upon any indulgence, waiver or other accommodation by the Banks under the Credit Agreement in respect of any such Guaranty, (y) the 2015 Noteholders of such Guarantor from its obligations under its Guaranty of the Obligations under or in respect of the 2015 Note Purchase Agreement or upon any similar indulgence, waiver or other accommodation by the 2015 Noteholders under the 2015 Note Purchase Agreement in respect of any such Guaranty, and (z) the holders of the notes (if any) under the 2022 Prudential Shelf Agreement of such Guarantor from its obligations under its Guaranty of the Obligations under or in respect of the 2022 Prudential Shelf Agreement or upon any similar indulgence, waiver or other accommodation by such holders under the 2022 Prudential Shelf Agreement in respect of any such Guaranty, and provided that no Default or Event of Default shall have occurred and be continuing at such time, at the request of the Company, the holders of Notes shall, as the case may be, (i) release any Guarantor from its obligations under its Guarantee if such Guarantor is being simultaneously released from all of its Guaranty obligations in respect of the Credit Agreement, the 2015 Note Purchase Agreement and the 2022 Prudential Shelf Agreement and such Guarantor is not a borrower, co-borrower or otherwise obligated in respect of the obligations under the Credit Agreement, the 2015 Note Purchase Agreement or the 2022 Prudential Shelf Agreement or (ii) provide any such indulgence, waiver or other accommodation, in each case, as the Banks may provide under the Credit Agreement in respect of such Guaranty of the obligations under or in respect of the Credit Agreement, the 2015 Noteholders may provide under the 2015 Note Purchase Agreement in respect of such Guaranty of the obligations under or in respect of the 2015 Note Purchase Agreement and the holders of the notes (if any) under the 2022 Prudential Shelf Agreement may provide under the 2022 Prudential Shelf Agreement in respect of such Guaranty of the obligations under or in respect of the 2022 Prudential Shelf Agreement, provided further in each case that the highest consideration paid or provided (if any) to any Bank under the Credit Agreement, any 2015 Noteholder under the 2015 Note Purchase Agreement and/or PGIM, Inc. or any holder of notes under the 2022 Prudential Shelf Agreement for such release of such Guarantor, or for the provision of such indulgence, waiver or other accommodation, is paid pro rata to each holder of Notes at substantially the same time and on equivalent terms.

(b)               (i) If the holders of the Notes have released a Guarantor from its obligations under its Guarantee, as contemplated by Section 9.8(a)(i), the Company shall not thereafter permit such former Guarantor to Guaranty any obligations owing under the Credit Agreement, the 2015 Note Purchase Agreement or the 2022 Prudential Shelf Agreement, or otherwise become obligated with respect thereto, unless, simultaneously therewith, such former Guarantor becomes a Guarantor hereunder by executing a Guarantee and such Guarantor delivers to each holders of the Notes such opinions of counsel, certificates, accompanying authorizing resolutions and corporate or similar documents as the Required Holders may reasonably request, each of such opinions, resolutions and similar documents to be in form and substance reasonably satisfactory to the Required Holders.

(ii)              If the holders of the Notes have provided any indulgence, waiver or other accommodation, as contemplated by Section 9.8(a)(ii), the Company shall not thereafter permit such indulgence, waiver or other accommodation granted by the Banks, the 2015 Noteholders or the holders of the notes (if any) under the 2022 Prudential Shelf Agreement to be modified in a manner favorable to the Banks, the 2015 Noteholders or the holders of the notes (if any) under the 2022 Prudential Shelf Agreement, as the case may be, unless the indulgence, waiver or other accommodation granted by the holders of Notes shall be similarly and simultaneously modified.

9.9.            Most Favored Lender.

If at any time either (a) any of the terms (including, without limitation, defaults and events of default), conditions and/or covenants applicable to the Credit Agreement, the 2015 Note Purchase Agreement or the 2022 Prudential Shelf Agreement are amended, or (b) any Material Credit Facility entered into after the date hereof contains any terms (including, without limitation, defaults and events of default), conditions and/or covenants, in each case such that the lenders or note holders under the Credit Agreement, the 2015 Note Purchase Agreement, the 2022 Prudential Shelf Agreement or any such Material Credit Facility, benefit from terms (each such term, a “Most Favored Provision”) that are more favorable to such holders or lenders than those provided for hereunder, then each such Most Favored Provision shall be deemed to be automatically incorporated by reference into this Agreement, mutatis mutandis, as if set forth fully herein and, notwithstanding anything to the contrary herein, without any further action on the part of any of the Company, any Subsidiary or any other Person being required. Any Most Favored Provision so incorporated herein may not thereafter be modified or waived without the written consent of the Required Holders. In addition, the Company shall provide prompt written notice of the existence of any Most Favored Provision to each holder of a Note, and the Company agrees promptly to enter into such documentation as the Required Holders may request to evidence the amendments provided for in this Section.

9.10.        Rating on the Notes.

(a)               The Company shall at all times on and after November 30, 2022, (i) with respect to the Notes, maintain a Debt Rating for the Notes from an Acceptable Rating Agency and (ii) with respect to the notes issued under the 2015 Note Purchase Agreement, maintain a Debt Rating for such notes from an Acceptable Rating Agency so long as such notes are outstanding.

(b)               At any time that any Debt Rating maintained pursuant to clause (a) above is not a public rating, the Company will provide to each holder of a Note (i) within 30 days following the time such Notes are issued (or, with respect to the Series A Notes and the notes issued under the 2015 Note Purchase Agreement, on or before November 30, 2022) and at least annually (on or before each anniversary of the Closing Date with respect to such Note (or, with respect to the Series A Notes and the notes issued under the 2015 Note Purchase Agreement, on or before each anniversary of the date on which the Debt Rating for such notes was received)) and (ii) promptly upon any change in such Debt Rating, an updated Private Rating Letter evidencing such Debt Rating and an updated Private Rating Rationale Report with respect to such Debt Rating.  In addition to the foregoing information and any information specifically required to be included in any Private Rating Letter or Private Rating Rationale Report (as set forth in the respective definitions thereof), if the SVO or any other Governmental Authority having jurisdiction over any holder of any Notes from time to time requires any additional information with respect to the Debt Rating of the Notes, the Company shall use commercially reasonable efforts to procure such information from the Acceptable Rating Agency.

10.	NEGATIVE COVENANTS.

The Company covenants that during the Issuance Period and thereafter so long as any of the Notes are outstanding:

10.1.        Transactions with Affiliates.

The Company will not, and will not permit any Subsidiary to, enter into directly or indirectly any transaction or group of related transactions (including without limitation the purchase, lease, sale or exchange of properties of any kind or the rendering of any service) with any Affiliate (other than the Company or another Subsidiary), except in the ordinary course and pursuant to the reasonable requirements of the Company’s or such Subsidiary’s business and upon fair and reasonable terms no less favorable to the Company or such Subsidiary than would be obtainable in a comparable arm’s-length transaction with a Person not an Affiliate.

10.2.        Merger, Consolidation, etc.

The Company will not, and will not permit any Guarantor to, directly or indirectly, enter into any merger, consolidation, amalgamation, reorganization, reconstruction or arrangement or, except as provided in the last sentence of this Section 10.2, liquidate, wind-up or dissolve itself (or suffer any liquidation or dissolution) or convey, transfer or lease substantially all of its assets in a single transaction or series of transactions to any Person unless:

(a)               in the case of the Company, the successor formed by such consolidation, amalgamation, reorganization, reconstruction or arrangement or the survivor of such merger or the Person that acquires by conveyance, transfer or lease substantially all of the assets of the Company (the “Company Successor”), shall be a solvent corporation organized and existing under the laws of Canada or any Province thereof, or the United States of America or any State thereof (including the District of Columbia), and, if the Company is not the Company Successor, (i) the Company Successor shall have executed and delivered to each holder of any Notes its assumption of the due and punctual performance and observance of each covenant and condition of this Agreement, the Notes and the other Financing Documents to which the Company is a party, (ii) in the case of any transaction contemplated by this subsection (a) involving the Company, each Guarantor shall have executed and delivered to each holder of Notes its confirmation of its duties and obligations under the Guarantee to which it is a party after giving effect to such transaction, and (iii) the Company Successor shall have caused to be delivered to each holder of any Notes an opinion of nationally recognized independent counsel in the appropriate jurisdiction, or other independent counsel reasonably satisfactory to the Required Holders, to the effect that all agreements or instruments effecting such assumption are enforceable in accordance with their terms and comply with the terms hereof;

(b)               in the case of any Guarantor, the successor formed by any such consolidation, amalgamation, reorganization, reconstruction or arrangement or the survivor of such merger or the Person that acquires by conveyance, transfer or lease substantially all of the assets of such Guarantor (the “Guarantor Successor”), shall be (1) either the Company, such Guarantor or another Guarantor, (2) a solvent corporation duly organized and existing under the laws of Canada or any Province thereof, the United States of America or any State thereof (including the District of Columbia) or the jurisdiction of organization of such Guarantor, and (i) such Guarantor Successor shall have executed and delivered to each holder of any Notes its assumption of the due and punctual performance and observance of each covenant and condition of the relevant Guarantee and (ii) the Company shall have caused to be delivered to each holder of any Notes an opinion of nationally recognized independent counsel in the appropriate jurisdiction, or other independent counsel reasonably satisfactory to the Required Holders, to the effect that all agreements or instruments effecting such assumption are enforceable in accordance with their terms and comply with the terms hereof or (3) any other Person so long as the transfer of all of the assets of such Subsidiary would have otherwise been permitted by Section 10.9 and such transaction is treated as a Disposition of all of the assets of such Subsidiary for purposes of Section 10.9; and

(c)               in the case of any such transaction, immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing.

No such conveyance, transfer or lease of substantially all of the assets of the Company or any Guarantor shall have the effect of releasing the Company, such Guarantor or any successor corporation that shall theretofore have become such in the manner prescribed in this Section 10.2 from its liability under this Agreement, the Notes or the other Financing Documents to which the Company, such Guarantor or such successor is a party. The Company may cause or permit any Subsidiary to liquidate, wind-up or dissolve (or suffer any liquidation or dissolution) if, in the good faith judgment of the Company, such liquidation, winding-up or dissolution could not, individually or in the aggregate, have a Material Adverse Effect.

10.3.        Liens.

The Company will not, and will not permit any Subsidiary to, create, assume, incur or suffer to exist any Lien upon or with respect to any property or assets, whether now owned or hereafter acquired, of the Company or any Subsidiary, excluding from the operation of this Section the following Liens (each a “Permitted Lien” and together, the “Permitted Liens”):

(a)               Liens securing Indebtedness of the Company or any Subsidiary outstanding on the date of this Agreement as specified in Schedule 5.15 (to the extent such Lien is not otherwise permitted by any other subsections of this Section 10.3) and Liens securing any extension, renewal or refunding of such Indebtedness, provided that (i) the principal amount of such Indebtedness outstanding immediately before giving effect to such extension, renewal or refunding is not increased and (ii) such Lien does not cover any additional property of the Company or any Subsidiary;

(b)               Liens incurred and pledges and deposits made in connection with workers’ compensation, unemployment insurance, old-age pensions and similar legislation (other than ERISA and Canadian pension legislation);

(c)               Liens securing the performance of bids, tenders, leases, contracts (other than for the repayment of borrowed money), and statutory obligations of like nature, incurred as an incident to and in the ordinary course of business;

(d)               statutory Liens of landlords, undetermined or inchoate Liens and other Liens imposed by law, such as carriers’, warehousemen’s, mechanics’, construction and materialmen’s Liens, incurred in good faith in the ordinary course of business, provided that the aggregate amount of any carriers’, warehousemen’s, mechanics’, construction or materialmen’s Liens shall at no time exceed an aggregate amount of U.S.$5,000,000 (or the equivalent thereof, as of any date of determination, in any other currency) and the amount thereof shall be paid when same shall become due;

(e)               Liens securing the payment of taxes, assessments and governmental charges or levies, either (i) not delinquent or (ii) being contested in good faith in accordance with Section 9.4 by appropriate proceedings;

(f)                permits, right-of-way, zoning restrictions, easements, licenses, or reservations or restrictions on the use of real property or minor irregularities or minor title defects incidental thereto which do not in the aggregate materially detract from the value of the property or assets of the Company or any of its Subsidiaries or materially impair the operation of the business of the Company or any of its Subsidiaries;

(g)               Liens arising out of the leasing of personal property by the Company or any of its Subsidiaries in the ordinary course of business up to an amount not exceeding in the aggregate, for the Company and its Subsidiaries, U.S.$40,000,000 (or the equivalent thereof, as of any date of determination, in any other currency);

(h)               any Lien created to secure all or any part of the purchase price, or to secure Indebtedness incurred or assumed to pay all or any part of the purchase price or cost of construction, of property (or any improvement thereon) acquired or constructed by the Company or any Subsidiary after the date of this Agreement, provided that

(i)                 any such Lien shall extend solely to the item or items of such property (or improvement thereon) so acquired or constructed and, if required by the terms of the instrument originally creating such Lien, other property (or improvement thereon) which is an improvement to or is acquired for specific use in connection with such acquired or constructed property (or improvement thereon) or which is real property being improved by such acquired or constructed property (or improvement thereon),

(ii)              the principal amount of the Indebtedness secured by any such Lien shall at no time exceed an amount equal to 100% of the lesser of (A) the cost to the Company or such Subsidiary of the property (or improvement thereon) so acquired or constructed and (B) the fair market value (as determined in good faith by the board of directors of the Company) of such property (or improvement thereon) at the time of such acquisition or construction, and

(iii)            any such Lien shall be created contemporaneously with, or within 180 days after, the acquisition or construction of such property;

(i)                 any Lien existing on property of a Person immediately prior to its being consolidated with or merged into the Company or any Subsidiary or its becoming a Subsidiary, or any Lien existing on any property acquired by the Company or any Subsidiary at the time such property is so acquired (whether or not the Indebtedness secured thereby shall have been assumed), provided that (i) no such Lien shall have been created or assumed in contemplation of such consolidation or merger or such Person becoming a Subsidiary or such acquisition of property, and (ii) each such Lien shall extend solely to the item or items of property so acquired and, if required by the terms of the instrument originally creating such Lien, other property which is an improvement to or is acquired for specific use in connection with such acquired property;

(j)                 reservations, conditions, limitations and exceptions contained in or implied by statute in the original disposition from the Crown and grants made by the Crown of interests so reserved or accepted;

(k)               security given in the ordinary course of business by the Company or any of its Subsidiaries to a public utility or any municipality or governmental or public authority in connection with operations of the Company or any of its Subsidiaries (other than in connection with borrowed money) securing not more than U.S.$5,000,000 (or the equivalent thereof, as of any date of determination, in any other currency);

(l)                 Liens in respect of Permitted Intercompany Loans;

(m)             Liens, incurred in the ordinary course of business for the purposes of securing the payment of any purchase price balance or the refinancing of any purchase price balances of any assets (other than current assets (but including capital stock)) acquired by the Company or any of its Subsidiaries provided that (i) any such Liens are restricted to the assets so acquired, (ii) the aggregate amount secured by such Liens does not exceed U.S.$50,000,000 (or the equivalent thereof, as of any date of determination, in any other currency), and (iii) in no event shall such Liens secure any Indebtedness outstanding under or pursuant to any Material Credit Facility; and

(n)               Liens in addition to those described in Subsections (a) through (m) above securing Indebtedness of the Company or any Subsidiary, but only to the extent that the Indebtedness secured by each such Lien is permitted to be outstanding under Section 10.8 (provided, however, that notwithstanding the foregoing, the Company shall not, and shall not permit any of the Subsidiaries to, secure any Indebtedness outstanding under or pursuant to any Material Credit Facility pursuant to this Section 10.3(n)).

10.4.        [Reserved].

10.5.        Leverage Ratio.

The Company will not at any time permit the Total Debt/EBITDA Ratio to exceed 3.5 to 1.0.

10.6.        Interest Coverage Ratio.

The Company will not, as at the end of any fiscal quarter of the Company, permit the Interest Coverage Ratio for the period of four fiscal quarters of the Company ending on the last day of such fiscal quarter, to be less than 2.0 to 1.0.

10.7.        Subsidiary Indebtedness.

The Company will not permit any Subsidiary to, create, assume, incur, guarantee or otherwise become liable in respect of any Indebtedness, excluding from the operation of this Section:

(a)               Indebtedness outstanding on the date of this Agreement and specified in Schedule 5.15 and any extension, renewal or refunding thereof, provided that the principal amount thereof outstanding immediately before giving effect to such extension, renewal or refunding is not increased;

(b)               Indebtedness of a Person outstanding at the time such Person becomes a Subsidiary (and not incurred in anticipation thereof) and any extension, renewal or refunding thereof, provided that the principal amount thereof outstanding immediately before giving effect to such extension, renewal or refunding is not increased;

(c)               Indebtedness of any Guarantor which is a Subsidiary incurred after the date of this Agreement;

(d)               Indebtedness owing to the Company or any Guarantor; and

(e)               Indebtedness of a Subsidiary in addition to that otherwise permitted by the foregoing provisions of this Section 10.7, provided that on the date the Subsidiary incurs or otherwise becomes liable with respect to any such additional Indebtedness and immediately after giving effect thereto,

(i)                 no Default or Event of Default exists, and

(ii)              the total amount of all Indebtedness permitted to be outstanding pursuant to this Section 10.7(e) does not exceed Indebtedness permitted to be outstanding under Section 10.8.

10.8.        Limitation on Priority Debt.

The Company will not, at any time, permit Priority Debt to exceed 10% of Consolidated Total Tangible Assets (as determined at the end of the then most recently ended fiscal quarter of the Company).

10.9.        Disposition of Assets.

The Company will not, and will not permit any Subsidiary to, directly or indirectly, sell, lease, transfer or otherwise dispose of (collectively a “Disposition”) any of its properties or assets unless, after giving effect to such proposed Disposition, (i) no Default or Event of Default shall have occurred and be continuing, (ii) the assets subject to such Disposition shall be sold for consideration not less than the fair market value of such assets, (iii) the aggregate book value of all assets that were the subject of a Disposition during the period commencing on the first day of the then current fiscal year of the Company and ending on the date of such proposed Disposition (the “Disposition Date”) does not exceed 15% of Consolidated Total Assets as at the end of the fiscal year of the Company ended immediately prior to the Disposition Date and (iv) the aggregate book value of all assets that were the subject of a Disposition during the period commencing as of December 31, 2021 through the applicable Disposition Date does not exceed 25% of Consolidated Total Assets as at the end of the fiscal year of the Company ended immediately prior to such Disposition Date. Any Disposition of shares of stock of any Subsidiary shall, for purposes of this Section, be valued at an amount that bears the same proportion to the total assets of such Subsidiary as the number of such shares bears to the total number of shares of stock of such Subsidiary. Notwithstanding the foregoing, the following Dispositions shall not be taken into account under this Section 10.9:

(a)               any Disposition pursuant to a transaction consummated in accordance with Section 10.2;

(b)               any Disposition of inventory, equipment, fixtures, supplies or materials made in the ordinary course of business at fair value;

(c)               any Disposition by a Guarantor to the Company or another Guarantor, or by any other Subsidiary to the Company or another Subsidiary;

(d)               dispositions of shares in a Subsidiary, including a Wholly-Owned Subsidiary, to existing or new minority shareholders of such Subsidiary in the ordinary course of business in connection with an acquisition of Persons previously owned by such shareholders or in connection with incentive compensation arrangements; and

(e)               any Disposition the Net Proceeds of which are applied within 365 days of the related Disposition Date to either (A) the acquisition by the Company or such Subsidiary, as the case may be, of operating assets of at least equivalent value to the assets which are the subject of such Disposition (it being understood that “operating assets” shall not include cash or cash equivalents) or (B) the redemption or repayment by the Company or such Subsidiary, as the case may be, of the Notes pursuant to an offer to make a prepayment or redemption of Indebtedness pursuant to Section 8.4(a) and of any Indebtedness ranking pari passu with the Notes (other than any such Indebtedness owing to the Company or any of its Subsidiaries or Affiliates and any such Indebtedness in respect of any revolving credit or similar facility providing the Company or any of its Subsidiaries with the right to obtain loans or other extensions of credit from time to time, except to the extent that in connection with repayment of such Indebtedness the availability of credit under such credit facility is permanently reduced by an amount no less than the amount of such repayment). (To the extent that one or more holders do not accept the Disposition Prepayment Offers or Secondary Disposition Prepayment Offers provided for in Section 8.4(a), the aggregate amount specified in such offers (without duplication) shall be applied by the Company or such Subsidiary to the redemption or prepayment of other such Indebtedness ranking pari passu with the Notes, if any, within such 365 day period.)

10.10.    Terrorism Sanction Regulations.

The Company will not and will not permit any Controlled Entity (a) to become (including by virtue of being owned or controlled by a Blocked Person), own or control a Blocked Person or any Person that is the target of sanctions imposed by the United Nations or by the European Union, or (b) directly or indirectly to have any investment in or engage in any dealing or transaction (including, without limitation, any investment, dealing or transaction involving the proceeds of the Notes) with any Person if such investment, dealing or transaction (i) would cause any holder to be in violation of any law or regulation applicable to such holder, or (ii) is prohibited by or subject to sanctions under any U.S. Economic Sanctions, or (c) to engage, nor shall any Affiliate of either engage, in any activity that could subject such Person or any holder to sanctions under CISADA or any similar law or regulation with respect to Iran or any other country that is subject to U.S. Economic Sanctions.

10.11.    Line of Business.

The Company will carry on diligently and conduct its business in a proper and efficient manner so as to preserve and protect its properties, asset and income in a prudent manner consistent with usual industry practice and the preservation of its business and assets, and it will cause its Subsidiaries to do the same in respect of their respective businesses and assets and, in particular, without limiting the foregoing, it will not alter its business plan so as to change materially the nature or scope of business, operations, or activities currently carried on by it or its Subsidiaries, without obtaining the prior written consent of the Required Holders (which consent shall not be unreasonably withheld).

10.12.    Restricted Payments.

The Company will not, and will not permit the Subsidiaries to, make or permit any withdrawals or any other payments of money or equivalents thereof whatsoever (including, without limitation, royalties, management fees, etc.) by or to the shareholders of the Company or its Affiliates, except for the following, in each case provided no Event of Default has occurred and is continuing and no Event of Default will occur as a consequence thereof:

(a)               the payment of dividends, whether in cash or in specie;

(b)               normal course distributions to minority shareholders of Subsidiaries of the Company as contemplated in the Company’s annual business plan and within limits approved by the Required Holders annually;

(c)               distributions and returns of capital (whether by retirement, redemption, repurchase, cancellation or otherwise) and normal course issuer bids of the Company;

(d)               payments upon exercise of the put options under the Shareholders Agreements;

(e)               payments upon exercise of the call options under the Shareholders Agreements; and

(f)                payments on account of retirement, termination, death or disability, redemptions.

10.13.    Acquisitions.

The Company will not, and will not permit any Subsidiary to,

(a)               make any acquisition of any business other than the acquisition of an Eligible Business;

(b)               invest in investments and/or provide financial assistance, including, without limitation, to Unrestricted Entities exceeding an aggregate initial investment value of U.S.$75,000,000 at any time; or

(c)               establish, incorporate, otherwise form, charter or create any new Subsidiary other than in connection with the acquisition of an Eligible Business or other than in the ordinary course of business.

10.14.    Amendments to Call Options.

The Company will not make, or permit the making of, any change or modification to the call option provisions in the Shareholders Agreements.

10.15.    Canadian Pension Plans.

The Company will not, and will not permit any Subsidiary to, (a) establish or contribute to any Canadian Defined Benefit Pension Plan, or (b) acquire an interest in any Person if such Person sponsors, administers, maintains or contributes to, or has any liability in respect of any Canadian Defined Benefit Pension Plan.

11.	EVENTS OF DEFAULT.

An “Event of Default” shall exist if any of the following conditions or events shall occur and be continuing:

(a)               default shall be made in the payment of any principal or Make-Whole Amount, if any, on any Note when the same becomes due and payable, whether at maturity or at a date fixed for prepayment or by declaration or otherwise; or

(b)               default shall be made in the payment of any interest on any Note for more than three Business Days after the same becomes due and payable; or

(c)               except as expressly permitted by Section 10.2, the Company or any of its Subsidiaries cease or threatens to cease to carry on all or substantial part of the business currently carried on by the Company or such Subsidiary, or default shall be made

(i)                 by the Company in the performance of or compliance with any term contained in Section 10.2, the proviso to Section 10.3(n), Section 10.4, Section 10.5, Section 10.6, Section 10.8, Section 10.9, Section 10.12, Section 10.13(a) or Section 10.15; or

(ii)              by the Company if the Company fails (x) to make a Disposition Prepayment Offer or a Secondary Disposition Prepayment Offer, in each case, in accordance with Section 8.4(a), or (y) to give a Change of Control Prepayment Notice or to make a Change of Control Prepayment Offer, in each case, in accordance with Section 8.4(b); or

(iii)            by the Company in the performance of or compliance with any other term contained herein or in any other Financing Document (other than those referred to in paragraphs (a), (b), (c)(i) and (c)(ii) of this Section 11) and (to the extent that such default is capable of being remedied and during the 10 Business Day period referred to below the Company is proceeding actively and diligently in good faith to remedy such default to the satisfaction of the Required Holders) such default is not remedied within 10 Business Days after the earlier of (x) a Responsible Officer obtaining actual knowledge of such default and (y) the Company receiving written notice of such default from any holder of a Note (any such written notice to be identified as a “notice of default” and to refer specifically to this paragraph (c)(iii) of Section 11); or

(d)               any representation, warranty or certification made in writing by or on behalf of the Company or any Guarantor or by any officer of the Company or any Guarantor in this Agreement, any Guarantee or any other Financing Document, or in any writing furnished in connection with the transactions contemplated hereby, proves to have been false or incorrect in any material respect on the date as of which made; or

(e)               (i) any Event of Default under and as defined in the Credit Agreement, the 2015 Note Purchase Agreement or the 2022 Prudential Shelf Agreement (or an event of default under any agreement, document or instrument evidencing any other Material Credit Facility) shall have occurred and be continuing, or (ii) the Company or any Subsidiary is in default (as principal or as guarantor or other surety) in the payment of any principal of or premium or make-whole amount or interest on any other Indebtedness that is outstanding in an aggregate principal amount equal to at least U.S.$50,000,000 (or the equivalent thereof, as of any date of determination, in any other currency) beyond any period of grace provided with respect thereto, or (iii) the Company or any Subsidiary is in default in the performance of or compliance with any term of any evidence of any Indebtedness in an aggregate outstanding principal amount equal to at least U.S.$50,000,000 (or the equivalent thereof, as of any date of determination, in any other currency) or of any mortgage, indenture or other agreement relating thereto or any other condition exists, and as a consequence of such default or condition such Indebtedness has become, or has been declared (or one or more Persons are entitled to declare such Indebtedness to be), due and payable before its stated maturity or before its regularly scheduled dates of payment, or (iv) as a consequence of the occurrence or continuation of any event or condition (other than the passage of time or the right of the holder of Indebtedness to convert such Indebtedness into equity interests), (x) the Company or any Subsidiary has become obligated to purchase or repay Indebtedness before its regular maturity or before its regularly scheduled dates of payment in an aggregate outstanding principal amount equal to at least U.S.$50,000,000 (or the equivalent thereof, as of any date of determination, in any other currency) of (y) or one or more Persons have the right to require the Company or any Subsidiary so to purchase or repay such Indebtedness; or

(f)                the Company or any Subsidiary (i) is generally not paying, or admits in writing its inability to pay, its debts as they become due, (ii) files, or consents by answer or otherwise to the filing against it of, a petition for relief or reorganization or arrangement or any other petition in bankruptcy, for liquidation or to take advantage of any bankruptcy, insolvency, reorganization, moratorium or other similar law of any jurisdiction, (iii) makes an assignment for the benefit of its creditors, (iv) consents to the appointment of a custodian, receiver, trustee or other officer with similar powers with respect to it or with respect to any substantial part of its property, (v) is adjudicated as bankrupt, insolvent or to be liquidated, or (vi) takes corporate, partnership, company or other similar action for the purpose of any of the foregoing; or

(g)               a court or Governmental Authority of competent jurisdiction enters an order appointing, without consent by the Company, or any Subsidiary, a custodian, receiver, monitor, sequestrator, trustee or other officer with similar powers with respect to it or with respect to any substantial part of its property, or constituting an order for relief or approving a petition for relief or reorganization or any other petition in bankruptcy or for liquidation or to take advantage of any bankruptcy or insolvency law of any jurisdiction, or ordering the dissolution, winding-up or liquidation of the Company or any Subsidiary, or any such petition shall be filed against the Company or any Subsidiary and such petition shall not be dismissed within 30 days; or

(h)               an application or an order is made, proceedings are commenced, or an application to a court or other steps are taken for the winding up, liquidation, dissolution or administration of the Company or any Subsidiary, or a receiver, receiver and manager, administrative receiver, monitor, sequestrator, trustee or similar officer is appointed to all or any of the assets and undertakings of the Company or any Subsidiary, and such appointment continues undischarged for 30 days; or

(i)                 one or more final judgments or orders for the payment of money aggregating in excess of an amount equal to 15% of Consolidated Net Worth as of the end of the most recently ended fiscal quarter of the Company (or the equivalent thereof, as of any date of determination, in any other currency), including, without limitation, any such final order enforcing a binding arbitration decision, are rendered against one or more of the Company and its Subsidiaries and which judgments are not, within 30 days after entry thereof, bonded, discharged or stayed pending appeal, or are not discharged within 30 days after the expiration of such stay; or

(j)                 if (i) any Plan shall fail to satisfy the minimum funding standards of ERISA or the Code for any plan year or part thereof or a waiver of such standards or extension of any amortization period is sought or granted under section 412 of the Code, (ii) a notice of intent to terminate any Plan shall have been or is reasonably expected to be filed with the PBGC or the PBGC shall have instituted proceedings under ERISA section 4042 to terminate or appoint a trustee to administer any Plan or the PBGC shall have notified the Company or any ERISA Affiliate that a Plan may become a subject of any such proceedings, (iii) the aggregate “amount of unfunded benefit liabilities” (within the meaning of section 4001(a)(18) of ERISA) under all Plans, determined in accordance with Title IV of ERISA, shall exceed an amount equal to 15% of Consolidated Net Worth as of the end of the most recently ended fiscal quarter of the Company, (iv) the Company or any ERISA Affiliate shall have incurred or is reasonably expected to incur any liability pursuant to Title I or IV of ERISA or the penalty or excise tax provisions of the Code relating to employee benefit plans, (v) the Company or any ERISA Affiliate withdraws from any Multiemployer Plan, or (vi) the Company or any Subsidiary establishes or amends any employee welfare benefit plan that provides post-employment welfare benefits in a manner that would increase the liability of the Company or any Subsidiary thereunder; and any such event or events described in clauses (i) through (vi) above, either individually or together with any other such event or events and any failure or failures referred to in Section 11(k), could reasonably be expected to have a Material Adverse Effect; or

(k)               (i) the aggregate accumulated funding deficiency or other unfunded liability with respect to all Foreign Pension Plans (other than pension plans) maintained by the Company and its Subsidiaries exceeds an amount equal to 15% of Consolidated Net Worth as of the end of the most recently ended fiscal quarter of the Company (or its equivalent in other currencies), (ii) the accumulated funding deficiency or other unfunded liability with respect to any Foreign Pension Plan that is a pension plan maintained by the Company or any Subsidiary exceeds the maximum amount prescribed by any applicable laws or regulations of any Governmental Authority, or (iii) the Company or any Subsidiary shall otherwise fail to comply with any laws, regulations or orders in the establishment, administration or maintenance of any Foreign Pension Plan or shall fail to pay or accrue any premiums, contributions or other amounts required by applicable Foreign Pension Plan documents or applicable laws; and any such failure either individually or in the aggregate together with any event or events referred to in Section 11(j), could reasonably be expected to have a Material Adverse Effect; or

(l)                 (i) the obligations of the Company or any Guarantor under any Guarantee or any other Financing Document to which such Person is a party, as the case may be, shall cease to be in full force and effect (except to the extent any such Financing Document has been terminated in accordance with Section 9.8(a)) or shall be declared by a court or other Governmental Authority of competent jurisdiction to be void, voidable or unenforceable against such Person, (ii) the Company, any Guarantor or any Person acting on behalf of the Company or any Guarantor shall contest in any manner the validity, binding nature or enforceability of any Guarantee or other Financing Document, or (iii) the Company or any Guarantor shall deny that it has any further liability or obligation under any Guarantee or other Financing Document, as the case may be.

As used in Section 11(j), the terms “employee benefit plan” and “employee welfare benefit plan” shall have the respective meanings assigned to such terms in section 3 of ERISA.

12.	REMEDIES ON DEFAULT, ETC.

12.1.        Acceleration.

(a)               If an Event of Default with respect to the Company described in paragraph (f), (g) or (h) of Section 11 (other than an Event of Default described in clause (i) of paragraph (f) or described in clause (vi) of paragraph (f) by virtue of the fact that such clause encompasses clause (i) of paragraph (f)) has occurred, all the Notes then outstanding shall automatically become immediately due and payable and the Facility shall automatically terminate.

(b)               If any other Event of Default has occurred and is continuing, the Required Holders may at any time at their option, by notice or notices to the Company, declare all the Notes then outstanding to be immediately due and payable, and New York Life may, at its option, by notice in writing to the Company, terminate the Facility.

(c)               If any Event of Default described in paragraph (a) or (b) of Section 11 has occurred and is continuing, any holder or holders of Notes at the time outstanding affected by such Event of Default may at any time, at its or their option, by notice or notices to the Company, declare all the Notes held by it or them to be immediately due and payable.

Upon any Notes becoming due and payable under this Section 12.1, whether automatically or by declaration, such Notes will forthwith mature and the entire unpaid principal amount of such Notes, plus (x) all accrued and unpaid interest thereon (including, but not limited to, interest accrued thereon at the Default Rate) and (y) the applicable Make-Whole Amount determined in respect of such principal amount (to the full extent permitted by applicable law), shall all be immediately due and payable, in each and every case without presentment, demand, protest or further notice, all of which are hereby waived. The Company acknowledges, and the parties hereto agree, that each holder of a Note has the right to maintain its investment in the Notes free from repayment by the Company (except as herein specifically provided for) and that the provision for payment of a Make-Whole Amount by the Company in the event that the Notes are prepaid or are accelerated as a result of an Event of Default, is intended to provide compensation for the deprivation of such right under such circumstances.

12.2.        Other Remedies.

If any Default or Event of Default has occurred and is continuing, and irrespective of whether any Notes have become or have been declared immediately due and payable under Section 12.1, the holder of any Note at the time outstanding may proceed to protect and enforce the rights of such holder by an action at law, suit in equity or other appropriate proceeding, whether for the specific performance of any agreement contained herein or in any Note or in any other Financing Document, or for an injunction against a violation of any of the terms hereof or thereof, or in aid of the exercise of any power granted hereby or thereby or by law or otherwise.

12.3.        Rescission.

At any time prior to the date which is 90 days after any Notes have been declared due and payable pursuant to paragraph (b) or (c) of Section 12.1, the Required Holders, by written notice to the Company, may rescind and annul any such declaration and its consequences if (a) the Company has paid all overdue interest on the Notes, all principal of and Make-Whole Amount, if any, on any Notes that are due and payable and are unpaid other than by reason of such declaration, and all interest on such overdue principal and Make-Whole Amount, if any, and (to the extent permitted by applicable law) any overdue interest in respect of the Notes, at the Default Rate, (b) neither the Company nor any other Person shall have paid any amounts which have become due solely by reason of such declaration, (c) all Events of Default and Defaults, other than non-payment of amounts that have become due solely by reason of such declaration, have been cured or have been waived pursuant to Section 19, and (d) no judgment or decree has been entered for the payment of any monies due pursuant hereto or to the Notes. No rescission and annulment under this Section 12.3 will extend to or affect any subsequent Event of Default or Default or impair any right consequent thereon.

12.4.        No Waivers or Election of Remedies, Expenses, etc.

No course of dealing and no delay on the part of any holder of any Note in exercising any right, power or remedy shall operate as a waiver thereof or otherwise prejudice such holder’s rights, powers or remedies. No right, power or remedy conferred on any holder of a Note by this Agreement, any Note or any other Financing Document shall be exclusive of any other right, power or remedy referred to herein or therein or now or hereafter available at law, in equity, by statute or otherwise. Without limiting the obligations of the Company under Section 17, the Company will pay to the holder of each Note on demand such further amount as shall be sufficient to cover all costs and expenses of such holder incurred in any enforcement or collection under this Section 12, including, without limitation, reasonable attorneys’ fees, expenses and disbursements.

13.	TAX INDEMNIFICATION.

(a)               Any and all payments under this Agreement or the Notes to or for the account of any holder of a Note shall be made free and clear of, and without deduction or withholding for or on account of, any Tax, except to the extent such deduction or withholding is required by law. If any Tax is required by law to be deducted or withheld from any such payments by the Company, the Company will make such deductions or withholding and pay to the relevant taxing authority the full amount deducted or withheld (including, without limitation, the full amount of any additional Tax required to be deducted or withheld from or otherwise paid in respect of any payment made to any holder pursuant to this Subsection (a) as provided below) before penalties attach thereto or interest accrues thereon. In the event of the imposition by or for the account of any Applicable Taxing Authority or of any Governmental Authority of any jurisdiction in which the Company resides for tax purposes or any jurisdiction from or through which the Company is making any payment in respect of any Note, other than any Governmental Authority of or in the United States of America or any political subdivision thereof or therein, of any Tax (“Indemnifiable Tax”) upon or with respect to any payments in respect of any Note, whether by withholding or otherwise, the Company hereby agrees to pay forthwith from time to time in connection with each payment on the Notes, to each holder of a Note such additional amounts as shall be required so that every payment received by such holder in respect of the Notes and every payment received by such holder under this Agreement will not, after such withholding or deduction or other payment for or on account of such Tax (including, without limitation, the full amount of any additional Indemnifiable Tax required to be deducted or withheld from or otherwise paid in respect of any additional amount paid to such holder pursuant to this Subsection (a)) and any interest or penalties relating thereto, be less than the amount due and payable to such holder in respect of such Note or under this Agreement before the assessment of such Indemnifiable Tax. In addition, the Company shall indemnify each holder of Notes for the full amount of Indemnifiable Taxes paid or required to be paid by such holder on amounts payable pursuant to this Agreement or the Notes and any liability (including penalties, interest and expenses) arising therefrom, together with such amounts as will result in such holder of Notes receiving the amount that would otherwise have been received by it in the absence of such Indemnifiable Taxes and the indemnification provided for herein. Except where the Company is required to deduct or withhold any Indemnifiable Tax, each holder of Notes, upon becoming aware of its liability (or potential liability) for any Indemnifiable Taxes, shall promptly notify the Company of such liability (or potential liability) for such Indemnifiable Taxes for which the Company is required to indemnify such holder pursuant to this Subsection (a) and of the amount payable to it by the Company pursuant hereto, and the Company shall pay such amounts either (x) directly to the Applicable Taxing Authority or other relevant Governmental Authority that imposed such Indemnifiable Taxes, as the case may be, on or before the date such Indemnifiable Taxes are due or (y) if such holder of Notes has already paid such Indemnifiable Taxes, to such holder of Notes within 10 days of the receipt of such notice (and, if such Indemnifiable Taxes are not paid on or before the date specified in clause (x) or within the period specified in clause (y), as the case may be, shall bear interest at the Default Rate thereafter). Such holder of Notes shall determine the amount payable to it, which determination shall be conclusive in the absence of manifest error, and such holder shall provide the basis for determining such Indemnifiable Taxes with reasonable specificity; provided that such holder shall not be required to disclose any confidential or proprietary information in connection therewith. Notwithstanding anything contained in this Subsection (a) to the contrary, the Company shall not be obliged to pay such amounts to any holder of a Note in respect of Indemnifiable Taxes to the extent Indemnifiable Taxes exceed the Indemnifiable Taxes that would have been payable:

(i)                 had such holder not been a resident of Canada within the meaning of the Income Tax Act (Canada) or not used or held such Note in the course of carrying on a business in Canada within the meaning of the Income Tax Act (Canada); or

(ii)              had such holder not had any connection with Canada or any territory or political subdivision thereof other than the mere holding of a Note with the benefit of the Guarantees (or the receipt of any payments in respect thereof) or activities incidental thereto (including enforcement thereof); or

(iii)            had such holder not dealt with the Company on a non-arm’s length basis (within the meaning of the Income Tax Act (Canada)) in connection with any such payment; or

(iv)             but for the delay or failure by such holder (following a written request by the Company) in the filing with an appropriate Governmental Authority or otherwise of forms, certificates, documents, applications or other reasonably required evidence (collectively “Forms”), that are required to be filed by such holder to avoid or reduce such Taxes (so long as such Forms do not impose, in such holder’s reasonable determination, an unreasonable burden in time, resources or otherwise on such holder) and that in the case of any of the foregoing would not result in any confidential or proprietary income tax return information being revealed, either directly or indirectly, to any Person and such delay or failure could have been lawfully avoided by such holder, provided that such holder shall be deemed to have satisfied the requirements of this clause (iv) upon the good faith completion and submission of such Forms as may be specified in a written request of the Company no later than 45 days after receipt by such holder of such written request (provided, that if such Forms are Forms required pursuant to the laws of any jurisdiction other than the United States of America or any political subdivision thereof, such written request shall be accompanied by such Forms in English or with an English translation thereof).

(b)               Within 60 days after the date of any payment by the Company of any Tax pursuant to Subsection (a) in respect of any payment under the Notes or this Section 13, the Company shall furnish to each holder of a Note the original tax receipt for the payment of such Tax (or if such original tax receipt is not available, a duly certified copy of the original tax receipt), together with such other documentary evidence with respect to such payments as may be reasonably requested from time to time by any holder of a Note. If the Company shall have determined, with respect to any holder of Notes, that a deduction or withholding of Tax is required to be made with respect to such holder and that no amounts are required to be paid to such holder under Subsection (a) of this Section 13 as the result of an exemption therefrom as provided in Subsection (a), the Company shall promptly inform such holder, in writing, of the imposition or withholding of such Tax and of the applicable exemption set forth in Subsection (a) that the Company claims releases the Company from the obligation to pay any such amount otherwise payable under Subsection (a).

(c)               The obligations of the Company under this Section 13 shall survive the transfer or payment of any Note.

(d)               If the Company has made a payment to or on account of any holder of a Note pursuant to Subsection (a) above and such holder is entitled to a refund of the Tax to which such payment is attributable from the Governmental Authority to which the payment of the Tax was made and such refund is readily determinable by such holder (such amount to be no greater than an amount that, if paid to the Company by such holder, would leave such holder in no worse position than would have existed had such Tax not been required by law to be paid) and can be obtained by filing one or more Forms (so long as such Forms do not impose, in such holder’s reasonable determination, an unreasonable burden in time, resources or otherwise on such holder), then (i) such holder shall, as soon as practicable after receiving a written request therefor from the Company (which request shall specify in reasonable detail the Forms to be filed), file such Forms and (ii) upon receipt of such refund, if any, promptly pay over such refund to the Company without interest. This Subsection (d) shall not require any holder of Notes: (x) to account for any indirect taxation benefits arising from the deducting or withholding of any Tax, (y) to disclose any confidential or proprietary information, or (z) to arrange its tax or financial affairs in any particular manner.

14.	[RESERVED].

15.	REGISTRATION; EXCHANGE; SUBSTITUTION OF NOTES.

15.1.        Registration of Notes.

The Company shall keep at its principal executive office a register for the registration and registration of transfers of Notes. The name and address of each holder of one or more Notes, each transfer thereof and the name and address of each transferee of one or more Notes shall be registered in such register (it being understood that the Company shall have no obligation to verify such names and addresses and shall only record in the register information it receives from the holders). If any holder of one or more Notes is a nominee, then (a) the name and address of the beneficial owner of such Note or Notes shall also be registered in such register as an owner and holder thereof and (b) at any such beneficial owner’s option, either such beneficial owner or its nominee may execute any amendment, waiver or consent pursuant to this Agreement. Prior to due presentment for registration of transfer, the Person(s) in whose name any Note(s) shall be registered shall be deemed and treated as the owner and holder thereof for all purposes hereof, and the Company shall not be affected by any notice or knowledge to the contrary. The Company shall give to any holder of a Note that is an Institutional Investor promptly upon request therefor, a complete and correct copy of the names and addresses of all registered holders of Notes.

15.2.        Transfer and Exchange of Notes.

Upon surrender of any Note at the principal executive office of the Company for registration of transfer or exchange (and in the case of a surrender for registration of transfer accompanied by a written instrument of transfer duly executed by the registered holder of such Note or such holder’s attorney duly authorized in writing and accompanied by the relevant name, address and other information for notices of each transferee of such Note or part thereof), within ten (10) Business Days thereafter, the Company shall execute and deliver, at the Company’s expense (except as provided below), one or more new Notes (as requested by the holder thereof) of the same Series as such surrendered Note in exchange therefor, in an aggregate principal amount equal to the unpaid principal amount of the surrendered Note. Each such new Note shall be payable to such Person as such holder may request and shall be substantially in the form of Exhibit A-1 or Exhibit A-2, as the case may be. Each such new Note shall be dated and bear interest from the date to which interest shall have been paid on the surrendered Note or dated the date of the surrendered Note if no interest shall have been paid thereon. The Company may require payment of a sum sufficient to cover any stamp tax or governmental charge imposed in respect of any such transfer of Notes. Notes shall not be transferred in denominations of less than U.S.$100,000, provided that if necessary to enable the registration of transfer by a holder of its entire holding of Notes, one Note may be in a denomination of less than U.S.$100,000. Any transferee, by its acceptance of a Note registered in its name (or the name of its nominee), shall be deemed to have made the representation set forth in Section 6.2.

15.3.        Replacement of Notes.

Upon receipt by the Company at the address and to the attention of the designated officer (all as specified in Section 20) of evidence reasonably satisfactory to it of the ownership of and the loss, theft, destruction or mutilation of any Note (which evidence shall be, in the case of an Institutional Investor, notice from such Institutional Investor of such ownership and such loss, theft, destruction or mutilation), and

(a)               in the case of loss, theft or destruction, of indemnity reasonably satisfactory to it (provided that if the holder of such Note is, or is a nominee for, a Purchaser or another holder of a Note with a minimum net worth of at least U.S.$10,000,000 in excess of the outstanding principal amount of such Note or a Qualified Institutional Buyer, such Person’s own unsecured agreement of indemnity shall be deemed to be satisfactory), or

(b)               in the case of mutilation, upon surrender and cancellation thereof,

within ten (10) Business Days thereafter, the Company at its own expense shall execute and deliver, in lieu thereof, a new Note of the same Series as such lost, stolen, destroyed or mutilated Note, dated and bearing interest from the date to which interest shall have been paid on such lost, stolen, destroyed or mutilated Note or dated the date of such lost, stolen, destroyed or mutilated Note if no interest shall have been paid thereon.

16.	PAYMENTS ON NOTES.

16.1.        Place of Payment.

Subject to Section 16.2, payments of principal, Make-Whole Amount, if any, and interest becoming due and payable on the Notes shall be made in New York, New York at the principal office of JPMorgan Chase Bank, N.A. in such jurisdiction. The Company may at any time, by notice to each holder of a Note, change the place of payment of the Notes so long as such place of payment shall be either the principal office of the Company in such jurisdiction or the principal office of a bank or trust company in New York, New York.

16.2.        Home Office Payment.

So long as any Purchaser or any nominee of such Purchaser shall be the holder of any Note, and notwithstanding anything contained in Section 16.1 or in such Note to the contrary, the Company will pay all sums becoming due on such Note for principal, Make-Whole Amount, if any, and interest, and any other amounts which may become owing under this Agreement or the Notes, (a) by the method and at the address specified for such purpose below such Purchaser’s name in Schedule A hereto (in the case of the Series A Notes) or as specified in such Purchaser’s Confirmation of Acceptance (in the case of any Series of Shelf Notes) with respect to such Note or (b) by such other method or at such other address or to such other account or accounts in the United States as such Purchaser shall have from time to time specified to the Company in writing for such purpose, notwithstanding any contrary provision herein or in any Note with respect to the place of payment, without the presentation or surrender of such Note or the making of any notation thereon, except that upon written request of the Company made concurrently with or reasonably promptly after payment or prepayment in full of any Note, such Purchaser shall surrender such Note for cancellation, reasonably promptly after any such request, to the Company at its principal executive office or at the place of payment most recently designated by the Company pursuant to Section 16.1. Prior to any sale or other disposition of any Note held by any Purchaser or any nominee of such Purchaser, such Purchaser will, at its election, either endorse thereon the amount of principal paid thereon and the last date to which interest has been paid thereon or surrender such Note to the Company in exchange for a new Note or Notes pursuant to Section 15.2. The Company will afford the benefits of this Section 16.2 to any Institutional Investor that is the direct or indirect transferee of any Note purchased by any Purchaser under this Agreement and that has made the same agreement relating to such Note as the Purchasers have made in this Section 16.2.

17.	EXPENSES, ETC.

17.1.        Transaction Expenses.

Whether or not the transactions contemplated hereby are consummated, the Company will pay all costs and expenses (including reasonable attorneys’ fees of a special U.S. counsel and, if reasonably required by the Required Holders, local or other counsel) incurred by New York Life, the Purchasers and each other holder of a Note in connection with such transactions, and with any amendments, waivers or consents under or in respect of this Agreement, the Notes or the other Financing Documents (whether or not such amendment, waiver or consent becomes effective) within 15 Business Days after the Company’s receipt of any invoice therefor, including, without limitation: (a) the costs and expenses incurred in enforcing or defending (or determining whether or how to enforce or defend) any rights under this Agreement, the Notes or the other Financing Documents or in responding to any subpoena or other legal process or informal investigative demand issued in connection with this Agreement, the Notes or the other Financing Documents, or by reason of being a holder of any Note, (b) the costs and expenses, including reasonable financial advisors’ fees, incurred in connection with the insolvency or bankruptcy of the Company or any Subsidiary or in connection with any work-out or restructuring of the transactions contemplated hereby and by the Financing Documents, and (c) the costs and expenses incurred in connection with the initial filing of this Agreement and all related documents and financial information with the SVO provided, that such costs and expenses under this clause (c) shall not exceed U.S.$5,000. The Company will pay, and will save New York Life, each Purchaser and each other holder of a Note harmless from, (i) all claims in respect of any fees, costs or expenses, if any, of brokers and finders (other than those, if any, retained by such Purchaser or other holder in connection with the purchase of the Notes), and (ii) any and all wire transfer fees that any bank deducts from any payment to New York Life or under such Note to such holder or otherwise charges to a holder of a Note with respect to a payment under such Note.

17.2.        Taxes.

The Company will pay all stamp, documentary or similar taxes which may be payable in respect of the execution and delivery of this Agreement, any of the Notes or any other Financing Documents or of any amendment of, or waiver or consent under or with respect to, this Agreement, any of the Notes or any other Financing Documents and will save each holder of a Note harmless against any loss or liability resulting from nonpayment or delay in payment of any such tax required to be paid by the Company hereunder.

17.3.        Survival.

The obligations of the Company under this Section 17 will survive the payment or transfer of any Note, the enforcement, amendment or waiver of any provision of this Agreement, the Notes or the other Financing Documents, and the termination of this Agreement.

18.	SURVIVAL OF REPRESENTATIONS AND WARRANTIES; ENTIRE AGREEMENT.

All representations and warranties contained herein and in the other Financing Documents shall survive the execution and delivery of this Agreement, the Notes and the other Financing Documents, and the purchase or transfer by each Purchaser of any Note or portion thereof or interest therein and the payment of any Note, and until all amounts which may be or become payable by the Company or any Guarantor under or in connection with this Agreement, the Notes or any other Financing Documents have been irrevocably paid in full. All such representations and warranties may be relied upon by any subsequent holder of a Note, regardless of any investigation made at any time by or on behalf of any Purchaser or any other holder of a Note. All statements contained in any certificate or other instrument delivered by or on behalf of the Company pursuant to this Agreement or any other Financing Document shall be deemed representations and warranties of the Company under this Agreement. Subject to the preceding sentence, this Agreement, the Notes and the other Financing Documents embody the entire agreement and understanding between New York Life, the Purchasers and the Company and supersede all prior agreements and understandings relating to the subject matter hereof.

19.	AMENDMENT AND WAIVER.

19.1.        Requirements.

This Agreement and the Notes may be amended, and the observance of any term hereof or of the Notes may be waived (either retroactively or prospectively), with (and only with) the written consent of the Company and the Required Holders, except that (a) with the written consent of New York Life (and without the consent of the Purchasers or any other holder of Notes) the provisions of Sections 2.2 and 4.1 may be amended or waived (except insofar as any such amendment or waiver would affect any rights or obligations with respect to the purchase and sale of Notes which shall have become Accepted Notes prior to such amendment or waiver), (b) with the written consent of all of the Purchasers which shall have become obligated to purchase Accepted Notes of any Series (and not without the written consent of all such Purchasers), any of the provisions of Sections 2.2, 3.2 and 4.2 may be amended or waived insofar as such amendment or waiver would affect only rights or obligations with respect to the purchase and sale of the Accepted Notes of such Series or the terms and provisions of such Accepted Notes, (c) no amendment or waiver of any of the provisions of Section 1, 2, 3, 4, 5, or 6 hereof, or any defined term (as it is used therein), will be effective as to any Purchaser unless consented to by such Purchaser in writing, and (d) no amendment or waiver may, without the written consent of each Purchaser and the holder of each Note at the time outstanding affected thereby, (i) subject to the provisions of Section 12 relating to acceleration or rescission, change the amount or time of any prepayment or payment of principal of, or reduce the rate or change the time of payment or method of computation of (x) interest on the Notes or (y) the Make-Whole Amount, (ii) change the percentage of the principal amount of the Notes the holders of which are required to consent to any amendment or waiver, or (iii) amend any of Sections 8 (except as set forth in the first sentence of Section 8.5), 11(a), 11(b), 12, 13, 14, 19, 22 or 25.

19.2.        Solicitation of Holders of Notes.

(a)               Solicitation. The Company will provide New York Life and each holder of the Notes (irrespective of the amount of Notes then owned by it) with sufficient information, sufficiently far in advance of the date a decision is required, to enable New York Life and such holder to make an informed and considered decision with respect to any proposed amendment, waiver or consent in respect of any of the provisions hereof or of the Notes or of any other Financing Document. The Company will deliver executed or true and correct copies of each amendment, waiver or consent effected pursuant to the provisions of this Section 19 to each holder of outstanding Notes promptly following the date on which it is executed and delivered by, or receives the consent or approval of, the requisite holders of Notes.

(b)               Payment. The Company will not directly or indirectly pay or cause to be paid any remuneration, whether by way of supplemental or additional interest, fee or otherwise, or grant any security or provide credit support, to any holder of Notes as consideration for or as an inducement to the entering into by any holder of Notes of any waiver or amendment of any of the terms and provisions hereof or any other Financing Document unless such remuneration is concurrently paid, or security is concurrently granted or other credit support concurrently provided, on the same terms, ratably to each holder of Notes then outstanding even if such holder did not consent to such waiver or amendment.

19.3.        Binding Effect, etc.

Any amendment or waiver consented to as provided in this Section 19 applies equally to all holders of Notes and is binding upon them and upon each future holder of any Note and upon the Company without regard to whether such Note has been marked to indicate such amendment or waiver. No such amendment or waiver will extend to or affect any obligation, covenant, agreement, Default or Event of Default not expressly amended or waived or impair any right consequent thereon. No course of dealing between the Company and the holder of any Note nor any delay in exercising any rights hereunder or under any Note or under any other Financing Document shall operate as a waiver of any rights of any holder of such Note.

19.4.        Notes held by the Company, etc.

Solely for the purpose of determining whether the holders of the requisite percentage of the aggregate principal amount of Notes then outstanding approved or consented to any amendment, waiver or consent to be given under this Agreement or the Notes or any other Financing Document, or have directed the taking of any action provided herein, in the Notes or in any other Financing Document to be taken upon the direction of the holders of a specified percentage of the aggregate principal amount of Notes then outstanding, Notes directly or indirectly owned by the Company or any Affiliate of the Company shall be deemed not to be outstanding.

20.	NOTICES.

All notices and communications provided for hereunder shall be in writing and sent by (a) electronic mail (e-mail), (b) telefacsimile if the sender on the same day sends a confirming copy of such notice by an internationally recognized overnight delivery service (charges prepaid), or (c) an internationally recognized overnight delivery service (with charges prepaid). Any such notice must be sent:

(i)                 if to any Purchaser or its nominee, to such Purchaser or nominee at the address (or telefacsimile number or email address) specified for such communications in (A) Schedule A hereto (in the case of the Series A Notes, or (B) in the Purchaser Schedule attached to the applicable Confirmation of Acceptance (in the case of Shelf Notes) held by such Purchaser, or in each case, at such other address (or telefacsimile number or email address) as such Purchaser or nominee shall have specified to the Company in writing,

(ii)              if to any other holder of any Note, to such holder at such address (or telefacsimile number or email address) as such other holder shall have specified to the Company in writing, or

(iii)            if to the Company, to the Company at its address set forth at the beginning hereof to the attention of Douglas G. Cooke, or at such other address (or telefacsimile number or email address) as the Company shall have specified to the holder of each Note in writing, or

(iv)             if to New York Life, to New York Life at its address set forth in the addressee line to this Agreement.

Notices under this Section 20 will be deemed given only when actually received.

21.	REPRODUCTION OF DOCUMENTS.

This Agreement, the other Financing Documents and all documents relating thereto, including, without limitation, (a) consents, waivers and modifications that may hereafter be executed, (b) documents received by any Purchaser at the Closing (except the Notes themselves), and (c) financial statements, certificates and other information previously or hereafter furnished to any holder of Notes, may be reproduced by such holder of Notes by any photographic, photostatic, electronic, digital or other similar process and such holder of Notes may destroy any original document so reproduced. The Company agrees and stipulates that, to the extent permitted by applicable law, any such reproduction shall be admissible in evidence as the original itself in any judicial or administrative proceeding (whether or not the original is in existence and whether or not such reproduction was made by such holder of Notes in the regular course of business) and any enlargement, facsimile or further reproduction of such reproduction shall likewise be admissible in evidence. This Section 21 shall not prohibit the Company or any holder of Notes from contesting any such reproduction to the same extent that it could contest the original, or from introducing evidence to demonstrate the inaccuracy of any such reproduction.

22.	CONFIDENTIAL INFORMATION.

For the purposes of this Section 22, “Confidential Information” means information delivered to New York Life or any holder of Notes by or on behalf of the Company or any Subsidiary in connection with the transactions contemplated by or otherwise pursuant to this Agreement that is proprietary in nature and that was clearly marked or labeled or otherwise adequately identified when received by New York Life or such holder of Notes as being confidential information of the Company or such Subsidiary, provided that such term does not include information that (a) was publicly known or otherwise known to New York Life or such holder of Notes prior to the time of such disclosure, (b) subsequently becomes publicly known through no act or omission by New York Life or such holder of Notes or any Person acting on New York Life’s or such holder’s behalf, (c) otherwise becomes known to New York Life or such holder of Notes other than through disclosure by the Company or any Subsidiary or (d) constitutes financial statements delivered to New York Life or such holder of Notes under Section 7.1 that are otherwise publicly available. New York Life and each holder of Notes will maintain the confidentiality of such Confidential Information in accordance with procedures adopted by New York Life and such holder of Notes in good faith to protect confidential information of third parties delivered to New York Life or such holder of Notes, provided that New York Life and such holder of Notes may deliver or disclose Confidential Information to (i) New York Life’s or such holder’s directors, officers, employees, agents, attorneys, trustees, members, partners, equity holders and affiliates (to the extent such disclosure reasonably relates to the administration of this Agreement and the investment represented by such holder’s Notes), (ii) New York Life’s or such holder’s auditors, financial advisors and other professional advisors who agree (for the benefit of the Company) to hold confidential the Confidential Information substantially in accordance with the terms of this Section 22, (iii) any other holder of any Note, (iv) any Institutional Investor to which such holder of Notes sells or offers to sell such Note or any part thereof or any participation therein (if such Person has agreed in writing prior to its receipt of such Confidential Information to be bound by the provisions of this Section 22), (v) any Person from which such holder of Notes offers to purchase any security of the Company (if such Person has agreed in writing prior to its receipt of such Confidential Information to be bound by the provisions of this Section 22), (vi) any federal or state regulatory authority having jurisdiction over New York Life or such holder of Notes, (vii) the NAIC or the SVO or any similar organization, or any nationally recognized rating agency that requires access to information about New York Life’s or such holder’s investment portfolio, or (viii) any other Person to which such delivery or disclosure may be necessary or appropriate (w) to effect compliance with any law, rule, regulation or order applicable to such holder of Notes, (x) in response to any subpoena or other legal process, (y) to the extent reasonably required of New York Life or such holder of Notes, in connection with any litigation to which New York Life or such holder of Notes is a party or (z) if an Event of Default has occurred and is continuing, to the extent New York Life or such holder of Notes may reasonably determine such delivery and disclosure to be necessary or appropriate in the enforcement or for the protection of the rights and remedies under such holder’s Notes, this Agreement or the other Financing Documents. Each holder of a Note, by its acceptance of a Note, will be deemed to have agreed to be bound by and to be entitled to the benefits of this Section 22 as though it were a party to this Agreement. On reasonable request by the Company in connection with the delivery to any holder of a Note of information required to be delivered to such holder under this Agreement or requested by such holder (other than a holder that is a party to this Agreement or its nominee), such holder will enter into an agreement with the Company embodying the provisions of this Section 22.

In the event that as a condition to receiving access to information relating to the Company or any Subsidiary in connection with the transactions contemplated by or otherwise pursuant to this Agreement, New York Life or any holder of a Note is required to agree to a confidentiality undertaking (whether through IntraLinks, another secure website, a secure virtual workspace or otherwise) which is different from this Section 22, this Section 22 shall not be amended thereby and, as between New York Life or such holder and the Company, this Section 22 shall supersede any such other confidentiality undertaking.

23.	[RESERVED].

24.	JURISDICTION AND PROCESS; WAIVER OF JURY TRIAL.

THE COMPANY AGREES THAT ANY LEGAL ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE NOTES, ANY OTHER FINANCING DOCUMENT OR ANY OTHER DOCUMENT EXECUTED IN CONNECTION HEREWITH, OR ANY LEGAL ACTION OR PROCEEDING TO EXECUTE OR OTHERWISE ENFORCE ANY JUDGMENT OBTAINED AGAINST THE COMPANY FOR BREACH HEREOF OR THEREOF, OR AGAINST ANY OF ITS PROPERTIES, MAY BE BROUGHT IN THE COURTS OF THE STATE OF NEW YORK OR THE UNITED STATES DISTRICT COURT FOR THE SOUTHERN DISTRICT OF NEW YORK BY ANY PURCHASER OR ON ANY PURCHASER’S BEHALF OR BY OR ON BEHALF OF ANY HOLDER OF A NOTE, AS ANY PURCHASER OR SUCH HOLDER MAY ELECT, AND THE COMPANY HEREBY IRREVOCABLY AND UNCONDITIONALLY SUBMITS TO THE NON-EXCLUSIVE JURISDICTION OF SUCH COURTS FOR PURPOSES OF ANY SUCH LEGAL ACTION OR PROCEEDING. THE COMPANY HEREBY IRREVOCABLY APPOINTS AND DESIGNATES CORPORATION SERVICE COMPANY, WHOSE ADDRESS IS 19 WEST 44TH STREET, SUITE 200, NEW YORK, NY 10036, OR ANY OTHER PERSON HAVING AND MAINTAINING A PLACE OF BUSINESS IN THE STATE OF NEW YORK WHOM THE COMPANY MAY FROM TIME TO TIME HEREAFTER DESIGNATE (HAVING GIVEN 30 DAYS’ NOTICE THEREOF TO EACH HOLDER OF A NOTE THEN OUTSTANDING), AS THE DULY AUTHORIZED AGENT FOR ACCEPTANCE OF SERVICE OF LEGAL PROCESS OF THE COMPANY. THE COMPANY HEREBY AGREES THAT SERVICE OF PROCESS IN ANY SUCH PROCEEDING MAY BE EFFECTED BY SERVING NOTICE UPON CORPORATION SERVICE COMPANY OR ANY SUCH OTHER PERSON AND BY MAILING NOTICE OF SUCH SERVICE BY REGISTERED OR CERTIFIED MAIL (OR ANY SUBSTANTIALLY SIMILAR FORM OF MAIL), POSTAGE PREPAID, TO IT AT ITS ADDRESS SPECIFIED IN SECTION 20 OR AT SUCH OTHER ADDRESS OF WHICH EACH HOLDER OF A NOTE SHALL HAVE BEEN NOTIFIED PURSUANT THERETO. Nothing in this Section 24 shall affect the right of any holder of a Note to serve process in any manner permitted by law, or limit any right that the holders of any of the Notes may have to bring proceedings against the Company in the courts of any appropriate jurisdiction or to enforce in any lawful manner a judgment obtained in one jurisdiction in any other jurisdiction. IN ADDITION, THE COMPANY HEREBY IRREVOCABLY WAIVES TO THE FULLEST EXTENT PERMITTED BY LAW, ANY OBJECTION WHICH IT MAY NOW OR HEREAFTER HAVE TO THE LAYING OF VENUE OF ANY SUIT, ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE NOTES, ANY OTHER FINANCING DOCUMENT OR ANY OTHER DOCUMENT EXECUTED IN CONNECTION HEREWITH BROUGHT IN THE COURTS OF THE STATE OF NEW YORK OR THE UNITED STATES DISTRICT COURT FOR THE SOUTHERN DISTRICT OF NEW YORK, AND ANY CLAIM THAT ANY SUCH SUIT, ACTION OR PROCEEDING BROUGHT IN ANY SUCH COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM. THE PARTIES HERETO HEREBY WAIVE TRIAL BY JURY IN ANY ACTION BROUGHT ON OR WITH RESPECT TO THIS AGREEMENT, THE NOTES, THE GUARANTEES AND ANY OTHER FINANCING DOCUMENTS OR ANY OTHER DOCUMENT EXECUTED IN CONNECTION HEREWITH OR THEREWITH.

25.	OBLIGATION TO MAKE PAYMENTS IN U.S. DOLLARS.

All payments made by the Company under this Agreement, the Notes or any other Financing Document, as the case may be, shall be in U.S. Dollars and the obligations of the Company to make payments in U.S. Dollars of any of its obligations under this Agreement, the Notes or any other Financing Document shall not be discharged or satisfied by any tender, or any recovery pursuant to any judgment, which is expressed in or converted into any currency other than U.S. Dollars, except to the extent such tender or recovery shall result in the actual receipt by the holder of any Note of the full amount of U.S. Dollars expressed to be payable in respect of any such obligations. The obligation of the Company to make payments in U.S. Dollars as aforesaid shall be enforceable as an alternative or additional cause of action for the purpose of recovery in U.S. Dollars of the amount, if any, by which such actual receipt shall fall short of the full amount of U.S. Dollars expressed to be payable in respect of any such obligations, and shall not be affected by judgment being obtained for any other sums due under this Agreement, the Notes or any other Financing Document.

26.	MISCELLANEOUS.

26.1.        Successors and Assigns.

All covenants and other agreements contained in this Agreement by or on behalf of any of the parties hereto bind and inure to the benefit of their respective successors and assigns (including, without limitation, any subsequent holder of a Note) whether so expressed or not.

26.2.        Payments Due on Non-Business Days.

Anything in this Agreement or the Notes or any other Financing Document to the contrary notwithstanding (but without limiting the requirement in Section 8.5 and Section 8.7 that the notice of any optional prepayment specify a Business Day as the date fixed for such prepayment), any payment of principal of or Make-Whole Amount or interest on any Note (or any amount payable by the Company to any holder of the Notes pursuant to Section 13(a) hereof) that is due on a date other than a Business Day shall be made on the next succeeding Business Day without including the additional days elapsed in the computation of the interest payable on such next succeeding Business Day; provided that if the Maturity Date of any Note is a date other than a Business Day, the payment otherwise due on such Maturity Date shall be made on the next succeeding Business Day and shall include the additional days elapsed in the computation of interest payable on such next succeeding Business Day.

26.3.        Severability.

Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall (to the full extent permitted by law) not invalidate or render unenforceable such provision in any other jurisdiction.

26.4.        Construction.

Each covenant contained herein shall be construed (absent express provision to the contrary) as being independent of each other covenant contained herein, so that compliance with any one covenant shall not (absent such an express contrary provision) be deemed to excuse compliance with any other covenant. Where any provision herein refers to action to be taken by any Person, or which such Person is prohibited from taking, such provision shall be applicable whether such action is taken directly or indirectly by such Person.

Defined terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words “include,” “includes” and “including” shall be deemed to be followed by the phrase “without limitation.” The word “will” shall be construed to have the same meaning and effect as the word “shall.” Unless the context requires otherwise (a) any definition of or reference to any agreement, instrument or other document herein shall be construed as referring to such agreement, instrument or other document as from time to time amended, supplemented or otherwise modified (subject to any restrictions on such amendments, supplements or modifications set forth herein) and, for purposes of the Notes, shall also include any such notes issued in substitution therefor pursuant to Section 15, (b) subject to Section 26.1, any reference herein to any Person shall be construed to include such Person’s successors and assigns, (c) the words “herein,” “hereof” and “hereunder,” and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof, (d) all references herein to Sections shall be construed to refer to Sections of this Agreement, and (e) any reference to any law or regulation herein shall, unless otherwise specified, refer to such law or regulation as amended, modified or supplemented from time to time. References herein to any time of day are to New York City local time, unless otherwise specified.

26.5.        Statement of Interest Rate.

For purposes of any legislation respecting the statement of interest rates, the yearly rate for a 365- or 366-day year, as the case may be, that can be stated to be equivalent to the rate specified in the Notes as being “computed on the basis of a 360-day year of twelve 30-day months” is the rate so specified, calculated and payable on a quarterly or semi-annual basis, as applicable; and the use of the term “360-day year of twelve 30-day months” is for matters of calculation of the quarterly or semi-annual interest payments in respect of the Notes (as applicable) and does not alter the yearly rate described above.

26.6.        Counterparts.

This Agreement may be executed in any number of counterparts, each of which shall be an original but all of which together shall constitute one instrument. Each counterpart may consist of a number of copies hereof, each signed by less than all, but together signed by all, of the parties hereto. Delivery of an electronic signature (including execution via authenticated electronic signature platform DocuSign or a similar electronic signature application) to, or a signed copy of, this Agreement, any Request for Purchase and any Confirmation of Acceptance by facsimile, email (with .pdf attachment) or other electronic transmission shall be fully binding on the parties to the same extent as the delivery of the signed originals and shall be admissible into evidence for all purposes.

26.7.        Governing Law.

THIS AGREEMENT SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH, AND THE RIGHTS OF THE PARTIES SHALL BE GOVERNED BY, THE LAW OF THE STATE OF NEW YORK, EXCLUDING CHOICE-OF-LAW PRINCIPLES OF THE LAW OF SUCH STATE THAT WOULD REQUIRE THE APPLICATION OF THE LAWS OF A JURISDICTION OTHER THAN SUCH STATE.

26.8.        Accounting Terms.

All accounting terms used herein which are not expressly defined in this Agreement have the meanings respectively given to them in accordance with U.S. GAAP, except as otherwise provided in the last paragraph of this Section 26.8. Except as otherwise specifically provided herein, (a) all computations made pursuant to this Agreement shall be made in accordance with U.S. GAAP, and (b) all financial statements shall be prepared in accordance with U.S. GAAP. For purposes of determining compliance with this Agreement (including, without limitation, Section 9, Section 10 and the definition of “Indebtedness”), any election by the Company (for itself and/or its Subsidiaries) to measure any financial liability using fair value (as permitted by Financial Accounting Standards Board Accounting Standards Codification Topic No. 825-10-25 – Fair Value Option, International Accounting Standard 39 – Financial Instruments: Recognition and Measurement or any similar accounting standard) shall be disregarded and such determination shall be made as if such election had not been made.

In the event that any Accounting Change shall occur and such change would affect the calculation of any covenant or other requirement in this Agreement, then, upon written notice from the Company to the holders of the Notes, or from the Required Holders to the Company, such changes shall be disregarded in calculating or construing all covenants and other requirements in this Agreement and all such covenants and other requirements shall continue to be calculated or construed as if such Accounting Change had not occurred (except that such Accounting Change shall be reflected in the financial statements required by Sections 7.1(a) and 7.1(b)) and the Company shall provide to the holders of Notes a reconciliation between calculations of such covenant or other requirement made both before and after giving effect to such Accounting Change.

26.9.        Transaction References.

The Company agrees that New York Life may (a) refer to its role in establishing this Agreement, as well as the identity of the Company and the maximum aggregate principal amount of the Notes and the date on which the Agreement was established, on its internet site or in marketing materials, press releases, published “tombstone” announcements or any other print or electronic medium, and (b) display the corporate logo of the Company in conjunction with any such reference.

[Remainder of page intentionally left blank. Next page is signature page.]

If you are in agreement with the foregoing, please sign the form of agreement on the accompanying counterpart of this Agreement and return it to the Company, whereupon this Agreement shall become a binding agreement among New York Life, the Purchasers and the Company.

Very truly yours,

FIRSTSERVICE CORPORATION

By: “Jeremy Rakusin”

Name: Jeremy Rakusin

Title: Chief Financial Officer

This Agreement is hereby

accepted and agreed to as

of the date hereof.

NYL INVESTORS LLC

By: “Loyd T. Henderson”

Name: Loyd T. Henderson

Title: Managing Director

NEW YORK LIFE INSURANCE COMPANY

By: NYL Investors LLC, its Investment Manager

By: “Loyd T. Henderson”

Name: Loyd T. Henderson

Title: Managing Director

NYL INVESTORS LLC NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION

By: NYL Investors LLC, its Investment Manager

By: “Loyd T. Henderson”

Name: Loyd T. Henderson

Title: Managing Director

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION INSTITUTIONALLY OWNED LIFE INSURANCE SEPARATE ACCOUNT

(Redacted)

By: NYL Investors LLC, its Investment Manager

By: “Loyd T. Henderson”

Name: Loyd T. Henderson

Title: Managing Director

THE BANK OF NEW YORK MELLON, A BANKING CORPORATION ORGANIZED UNDER THE LAWS OF NEW YORK, NOT IN ITS INDIVIDUAL CAPACITY BUT SOLELY AS TRUSTEE UNDER THAT CERTAIN TRUST AGREEMENT DATED AS OF JULY 1ST, 2015 BETWEEN NEW YORK LIFE INSURANCE COMPANY, AS GRANTOR, JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.), AS BENEFICIARY, JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK, AS BENEFICIARY, AND THE BANK OF NEW YORK MELLON, AS TRUSTEE

By: New York Life Insurance Company, its attorney-in-fact

By: NYL Investors LLC, its Investment Manager

By: “Loyd T. Henderson”

Name: Loyd T. Henderson

Title: Managing Director

SCHEDULE A

INFORMATION RELATING TO SERIES A PURCHASERS

[Redacted]

SCHEDULE B

DEFINED TERMS

As used herein, the following terms have the respective meanings set forth below or set forth in the Section hereof following such term:

“2015 Note Purchase Agreement” means that certain Amended and Restated Note and Guarantee Agreement, dated June 1, 2015, between the Company and the 2015 Noteholders, as amended to date and as the same may from time to time be amended, modified supplemented, refinanced or replaced.

“2015 Noteholders” means the holders from time to time of the notes issued pursuant to the terms of the 2015 Note Purchase Agreement.

“2015 NYL Notes” means the notes issued pursuant to the terms of the 2015 Note Purchase Agreement that are held by New York Life or any New York Life Affiliate, as the same may from time to time be amended, modified, supplemented, refinanced or replaced.

“2022 Prudential Shelf Agreement” means that certain Note Purchase and Private Shelf Agreement, dated as of September 29, 2022, between the Company, PGIM, Inc. and each of the purchasers from time to time party thereto, as the same may from time to time be amended, modified, supplemented, refinanced or replaced.

“Acceptable Rating Agency” means (a) any one of S&P, Moody’s, Fitch, Kroll or DBRS, or (b) any other credit rating agency that is recognized as a nationally recognized statistical rating organization by the SEC and approved by the Required Holders, so long as, in each case, any such credit rating agency described in clause (a) or (b) above continues to be a nationally recognized statistical rating organization recognized by the SEC and is approved as a “Credit Rating Provider” (or other similar designation) by the NAIC.

“Acceptance” is defined in Section 2.2(f).

“Acceptance Day” is defined in Section 2.2(f).

“Acceptance Window” is defined in Section 2.2(f).

“Accepted Note” is defined in Section 2.2(f).

“Accounting Changes” refers to changes in accounting principles required by the promulgation of any rule, regulation, pronouncement or opinion by the Financial Accounting Standards Board or the American Institute of Certified Public Accountants or, if applicable, the SEC.

Schedule B-1

“Acquisition Expenses” means one time professional costs and expenses (disclosed in writing to the holders of Notes summarizing such costs and expenses) incurred by the Company or any of its Subsidiaries in connection with the consummation of the acquisition of a Person, not exceeding the aggregate amount, on a consolidated basis for the Company and its Subsidiaries, of U.S.$15,000,000 in any fiscal year.

“Affected Note” is defined in Section 8.3.

“Affiliate” means, at any time, (a) with respect to any Person, any other Person that at such time directly or indirectly through one or more intermediaries Controls, or is Controlled by, or is under common Control with, such first Person, (b) with respect to the Company, shall include any other Person beneficially owning or holding, directly or indirectly, 10% or more of any class of voting or equity interests of the Company or any Person of which the Company and its Subsidiaries beneficially own or hold, in the aggregate, directly or indirectly, 10% or more of any class of voting or equity interests, and (c) with respect to New York Life, shall include any managed account, investment fund or other vehicle for which New York Life or any New York Life Affiliate acts as investment advisor or portfolio manager. Unless the context otherwise clearly requires, any reference to an “Affiliate” is a reference to an Affiliate of the Company.

“Agreement” means this Agreement, including all Exhibits and Schedules attached to this Agreement, as it may be amended, restated, supplemented or otherwise modified from time to time.

“Annual Report” is defined in Section 5.3.

“Anti-Corruption Laws” is defined in Section 5.16(d)(1).

“Anti-Money Laundering Laws” is defined in Section 5.16(c).

“Applicable Law” means all laws, rules, regulations and legally binding governmental guidelines applicable to any Person and its property, conduct, transaction, agreement or matter in question, including all applicable statutory law and common law, and all provisions of constitutions, treaties, statutes, rules, regulations, orders and decrees of Governmental Authorities (having the force of law) and, with respect to any Person, such Person’s constating documents.

“Applicable Taxing Authority” is defined in Section 5.9(b).

“Available Facility Amount” is defined in Section 2.2(a).

“Average Life” means, with respect to any issuance of Shelf Notes, the number of years (calculated to the nearest one-twelfth year) obtained by dividing (i) the principal amount of such Shelf Note into (ii) the sum of the products obtained by multiplying (a) the principal amount of each proposed mandatory repayment of the principal thereof by (b) the number of years (calculated to the nearest one-twelfth year) which will elapse between the applicable Closing Date with respect to such Shelf Note and the date of such mandatory prepayment.

Schedule B-2

“Banks” means the lenders from time to time a party to the Credit Agreement.

“Blocked Person” is defined in Section 5.16(a).

“Business Day” means any day other than a Saturday, a Sunday or a day on which commercial banks in New York City or Toronto, Ontario, Canada are required or authorized to be closed.

“Canadian Defined Benefit Pension Plan” means a pension plan for the purposes of any applicable pension benefits standards statute or regulation in Canada, which contains a “defined benefit provision” as defined in subsection 147.1(1) of the Income Tax Act (Canada).

“Canadian Guarantor” means each Guarantor organized under the laws of Canada or any province or jurisdiction thereof.

“Capital Lease” means, at any time, a lease with respect to which the lessee is required concurrently to recognize the acquisition of an asset and the incurrence of a liability in accordance with U.S. GAAP.

“Cash Amount” means, at any time, the unpaid cash consideration payable in respect of any purchase of shares by the Company or any Subsidiary in the capital stock of any Subsidiary pursuant to any call option right in favor of the Company or any Subsidiary, as the case may be, which has been exercised in accordance with the terms of any Shareholders Agreement in respect of such Subsidiary.

“Change of Control” means any change in ownership of shares of the Company which results in any shareholder or group of related or affiliated shareholders owning shares of the Company having voting rights which carry greater than thirty percent (30%) of the voting rights attached to all outstanding shares of the Company.

“Change of Control Prepayment Notice” is defined in Section 8.4(b)(i).

“Change of Control Prepayment Offer” is defined in Section 8.4(b)(ii).

“CISADA” is defined in Section 5.16(a)

“Closing” is defined in Section 3.1.

“Closing Date” means (a) with respect to the Series A Notes, the Series A Closing Day and (b) with respect to any Accepted Note, the Business Day specified for the closing of the purchase and sale of such Accepted Note in the Confirmation of Acceptance for such Accepted Note, provided that if the Company and the Purchaser which is obligated to purchase such Accepted Note agree on an earlier Business Day for such closing, the “Closing Date” for such Accepted Note shall be such earlier Business Day.

Schedule B-3

“Code” means the U.S. Internal Revenue Code of 1986 of the United States of America, as amended from time to time, and the rules and regulations promulgated thereunder from time to time.

“Company” is defined in the first paragraph of this Agreement.

“Company Successor” is defined in Section 10.2(a).

“Confidential Information” is defined in Section 22.

“Confirmation of Acceptance” is defined in Section 2.2(f).

“Confirmation of Guarantee” is defined in Section 4.2(e).

“Consolidated Net Earnings” means, with respect to any period, the net earnings of the Company and its Subsidiaries for such period determined in accordance with U.S. GAAP and excluding (i) any extraordinary items and (ii) any equity interest of the Company in the unremitted earnings of any Person that is not a Subsidiary.

“Consolidated Net Worth” at any time means the sum of shareholders’ equity, preferred stock and non-controlling interest as would be shown in the consolidated financial statements of the Company and its Subsidiaries as of such time prepared in accordance with U.S. GAAP.

“Consolidated Total Assets” at any time means the total assets of the Company and its Subsidiaries as would be shown in the consolidated financial statements of the Company and its Subsidiaries as of such time prepared in accordance with U.S. GAAP.

“Consolidated Total Tangible Assets” at any time means Consolidated Total Assets minus all amounts that would be shown as goodwill or other intangible assets on a consolidated balance sheet of the Company and its Subsidiaries as of such time prepared in accordance with U.S. GAAP.

“Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise; and the term “Controlled” shall have meaning correlative to the foregoing.

“Controlled Entity” means (i) any of the Subsidiaries of the Company and any of their or the Company’s respective Controlled Affiliates and (ii) if the Company has a parent company, such parent company and its Controlled Affiliates.

“Credit Agreement” means the Second Amended and Restated Credit Agreement dated as of February 17, 2022, among the Company, FirstService (USA), Inc., the Subsidiaries of the Company named as Guarantors therein, the Banks named on the execution pages thereto, The Toronto-Dominion Bank, in its capacity as Canadian administration agent and the other various parties acting as agents thereunder, as the same may from time to time be amended, modified supplemented, refinanced or replaced.

Schedule B-4

“Crown” means the Crown in Right of Canada or of any Province or Territory thereof.

“DBRS” means DBRS, Inc. or any successor thereto.

“Debt Rating” means the debt rating of the Notes as determined from time to time by any Acceptable Rating Agency.

“Default” means an event or condition the occurrence or existence of which would, with the lapse of time or the giving of notice or both, become an Event of Default.

“Default Rate” means that rate of interest that is the greater of (i) 2.00% per annum above the otherwise applicable rate of interest on the Notes or (ii) 2.00% over the rate of interest publicly announced by JPMorgan Chase Bank, N.A. in New York, New York as its “base” or “prime” rate.

“Disclosure Documents” is defined in Section 5.3.

“Disposition” is defined in Section 10.9.

“Disposition Date” is defined in Section 10.9.

“Disposition Prepayment Date” is defined in Section 8.4(a)(i).

“Disposition Prepayment Offer” is defined in Section 8.4(a)(i).

“EBITDA” means, for any period, Consolidated Net Earnings for such period plus the following to the extent deducted in determining such Consolidated Net Earnings: depreciation, amortization, interest expense, income taxes, the non-controlling interest redemption increment, Acquisition Expenses, non-cash charges of equity compensations, the non-controlling interest share of earnings as stated on the consolidated financial statements of the Company and its Subsidiaries.

“Eligible Business” means any business to be acquired by the Company or a Subsidiary which is consistent with the nature of the overall business focus of the Company and its Subsidiaries as a diversified services business group which services may include the sale, installation, or fabrication of products that are ancillary to the services being provided.

“Environmental Laws” means any and all federal, state, local, and foreign statutes, laws, regulations, ordinances, rules, judgments, orders, decrees, permits, concessions, grants, franchises, licenses, agreements or governmental restrictions relating to pollution and the protection of the environment or the release of any materials into the environment, including but not limited to those related to Hazardous Materials.

Schedule B-5

“ERISA” means the Employee Retirement Income Security Act of 1974 of the United States of America, as amended from time to time, and the rules and regulations promulgated thereunder from time to time in effect.

“ERISA Affiliate” means any trade or business (whether or not incorporated) that is treated as a single employer together with the Company under section 414 of the Code.

“Event of Default” is defined in Section 11.

“Facility” is defined in Section 2.2(a).

“Financial Contract Obligations” means all obligations, present and future, direct or indirect, contingent or absolute, of the Company or its Subsidiaries in respect of (in each case as determined on a “marked to market” basis on the date of determining the amount thereof):

(i)       a currency or interest rate swap agreement;

(ii)       a swap, future, forward or other foreign exchange agreement;

(iii)       a forward rate agreement;

(iv)       any derivative, combination or option in respect of, or agreement similar to, an agreement or contract referred to in the foregoing clauses (i), (ii) or (iii);

(v)       any master agreement in respect of any agreement or contract referred to in the foregoing clauses (i), (ii) or (iii); or

(vi)       a Guaranty of the liabilities under an agreement or contract referred to in the foregoing clauses (i), (ii) or (iii).

“Financing Documents” means this Agreement, the Notes, the Guarantees, each Confirmation of Guarantee, each Request for Purchase, each Confirmation of Acceptance and each other Guaranty.

“Fitch” means Fitch Ratings, Inc. or any successor thereto.

“Foreign Pension Plan” means any plan, fund (including, without limitation, any super-annuation fund) or other similar program established or maintained outside the United States of America by the Company or any Subsidiary primarily for the benefit of employees residing outside the United States of America of the Company or such Subsidiary which plan, fund or other similar program provides for retirement income for such employees, results in a deferral of income for such employees in contemplation of retirement or provides for payments to be made to such employees upon termination of employment, and which plan is not subject to ERISA or the Code.

“Forms” is defined in Section 13(a)(iv).

“Funding Instruction Letter” is defined in Section 4.2(m).

Schedule B-6

“Governmental Authority” means

(a)       the government of

(i)       Canada, the United States of America or any Province, Territory, State or other political subdivision of either thereof, or

(ii)       any other jurisdiction in which the Company or any Subsidiary conducts all or any part of its business, or which asserts jurisdiction over any properties of the Company or any Subsidiary, or

(b)       any entity or agency exercising executive, legislative, judicial, regulatory, taxing authority or administrative functions of, or pertaining to, any such government.

“Governmental Official” means any governmental official or employee, employee of any government-owned or government-controlled entity or Governmental Authority, political party, any official of a political party, candidate for political office, official of any public international organization or anyone else acting in an official capacity.

“Guarantees” means (a) that certain Guarantee of even date herewith executed by each U.S. Guarantor, and (b) any other guarantee of a Guarantor of the obligations of the Company under this Agreement and the Notes, each substantially in the form of Exhibit D and as may be amended, restated or otherwise modified from time to time.

“Guarantor” means (a) all present and future: (i) parents (if any) of the Company; (ii) Wholly-Owned Subsidiaries that are Material Subsidiaries in Reliable Jurisdictions; (iii) Wholly-Owned Subsidiaries that are parent entities (in Reliable Jurisdictions) of each Material Subsidiary, which is not an Unrestricted Entity, (whether or not such Material Subsidiary is a Wholly-Owned Subsidiary); and (iv) Wholly-Owned Subsidiaries, each of which is the immediate top holding company of a Reliable Jurisdiction, provided that the EBITDA for all the Subsidiaries (on a cumulative basis) in such Reliable Jurisdiction is equal to or greater than 2% of EBITDA in any Fiscal Year; (b) any Person who guarantees or otherwise becomes liable at any time, whether as a borrower, issuer or additional or co-borrower or co-issuer or otherwise, for or in respect of any Indebtedness under any Material Credit Facility, and (c) any other Person who has provided a guarantee of the Company’s obligations hereunder in favor of the holders of Notes.

“Guarantor Successor” is defined in Section 10.2(b).

“Guaranty” means, with respect to any Person, any obligation (except the endorsement in the ordinary course of business of negotiable instruments for deposit or collection) of such Person guaranteeing or in effect guaranteeing any indebtedness, dividend or other obligation of any other Person in any manner, whether directly or indirectly, including (without limitation) obligations incurred through an agreement, contingent or otherwise, by such Person:

(a)       to purchase such indebtedness or obligation or any property constituting security therefor;

Schedule B-7

(b)       to advance or supply funds (i) for the purchase or payment of such indebtedness or obligation, or (ii) to maintain any working capital or other balance sheet condition or any income statement condition of any other Person or otherwise to advance or make available funds for the purchase or payment of such indebtedness or obligation;

(c)       to lease properties or to purchase properties or services primarily for the purpose of assuring the owner of such indebtedness or obligation of the ability of any other Person to make payment of the indebtedness or obligation; or

(d)       otherwise to assure the owner of such indebtedness or obligation against loss in respect thereof.

In any computation of the indebtedness or other liabilities of the obligor under any Guaranty, the indebtedness or other obligations that are the subject of such Guaranty shall be assumed to be direct obligations of such obligor.

“Hazardous Material” means any and all pollutants, toxic or hazardous wastes or any other substances that might pose a hazard to health or safety, the removal of which may be required or the generation, manufacture, refining, production, processing, treatment, storage, handling, transportation, transfer, use, disposal, release, discharge, spillage, seepage, or filtration of which is or shall be restricted, prohibited or penalized by any applicable law (including, but not limited to, asbestos, urea formaldehyde foam insulation, polychlorinated biphenyls, petroleum, petroleum products, lead based paint, radon gas or similar restricted, prohibited or penalized substances).

“holder” means, with respect to any Note, the Person in whose name such Note is registered in the register maintained by the Company pursuant to Section 15.1, provided, however, that if such Person is a nominee, then for the purposes of Sections 7, 12, 19.2 and 20 and any related definitions in this Schedule B, “holder” shall mean the beneficial owner of such Note whose name and address appears in such register.

“Hostile Tender Offer” shall mean, with respect to the use of proceeds of any Note, any offer to purchase, or any purchase of, shares of capital stock of any corporation or equity interests in any other entity, or securities convertible into or representing the beneficial ownership of, or rights to acquire, any such shares or equity interests, if such shares, equity interests, securities or rights are of a class which is publicly traded on any securities exchange or in any over-the-counter market, other than purchases of such shares, equity interests, securities or rights representing less than 5% of the equity interests or beneficial ownership of such corporation or other entity for portfolio investment purposes, and such offer or purchase has not been duly approved by the board of directors of such corporation or the equivalent governing body of such other entity prior to the date on which the Company makes the Request for Purchase of such Note.

“Indebtedness” with respect to any Person means, at any time, without duplication,

(a)       its liabilities for borrowed money;

Schedule B-8

(b)       its liabilities for the deferred purchase price of property acquired by such Person (excluding accounts payable arising in the ordinary course of business but including all liabilities created or arising under any conditional sale or other title retention agreement with respect to any such property);

(c)       all liabilities appearing on its balance sheet in accordance with U.S. GAAP in respect of Capital Leases;

(d)       all liabilities for borrowed money secured by any Lien with respect to any property owned by such Person (whether or not it has assumed or otherwise become liable for such liabilities);

(e)       Financial Contract Obligations of such Person;

(f)       all liabilities of such Person with respect to vendor-take-back financing arrangements; and

(g)       any Guaranty of such Person with respect to liabilities of another Person of a type described in any of clauses (a) through (f) hereof.

Indebtedness of any Person shall include all obligations of such Person of the character described in clauses (a) through (g) to the extent such Person remains legally liable in respect thereof notwithstanding that any such obligation is deemed to be extinguished under U.S. GAAP.

“Indemnifiable Taxes” is defined in Section 13(a).

“INHAM Exemption” is defined in Section 6.2(e).

“Institutional Accredited Investor” means an “accredited investor” within the meaning of Rule 501(a)(1), (2), (3) or (7) under the Securities Act.

“Institutional Investor” means (a) any Purchaser of a Note, (b) any holder of a Note (together with one or more of its affiliates) holding more than 5% of the aggregate principal amount of the Notes then outstanding, (c) any bank, trust company, savings and loan association or other financial institution, any pension plan, any investment company, any insurance company, any broker or dealer, or any other similar financial institution or entity, regardless of legal form, and (d) any Related Fund of any holder of any Note.

“Interest Coverage Ratio” means the ratio of EBITDA for any four consecutive fiscal quarters of the Company to Net Interest Expense for such period.

“Issuance Period” is defined in Section 2.2(b).

“Kroll” means Kroll Bond Rating Agency, Inc., or if applicable, its successor.

“Lien” means with respect to the property or assets of any Person, a mortgage, pledge, hypothecation, encumbrance, lien (statutory or other), charge or other security interest of any kind in or with respect to such property or assets (including, without limitation, any conditional sale or other title retention agreement, and any financing lease under which such Person is lessee having substantially the same economic effect as any of the foregoing).

Schedule B-9

“Make-Whole Amount” is defined in Section 8.9.

“Market Disruption” is defined in Section 2.2(g).

“Material” means material in relation to the business, operations, affairs, financial condition, assets, properties or prospects of the Company and its Subsidiaries taken as a whole.

“Material Adverse Effect” means a material adverse effect on (a) the business, operations, affairs, financial condition, assets or properties of the Company and its Subsidiaries taken as a whole, or (b) the ability of the Company or any Guarantor to perform its obligations under this Agreement, the Notes or any other Financing Document to which the Company is a party (in the case of the Company) or this Agreement, the Guarantees or any other Financing Document to which the Guarantor is a party (in the case of any Guarantor), or (c) the validity or enforceability of this Agreement, the Notes, the Guarantees or any other Financing Documents.

“Material Credit Facility” means, as to the Company and its Subsidiaries,

(a)       the Credit Agreement, including any renewals, extensions, amendments, supplements, restatements, replacements or refinancing thereof;

(b)       the 2015 Note Purchase Agreement, the 2022 Prudential Shelf Agreement and any other agreement(s) creating or evidencing any debt securities of the Company or any Subsidiary that are privately placed, or in respect of which the Company or any Subsidiary is an obligor or otherwise provides a guarantee or other credit support, in each case, in any amount available to be borrowed and/or outstanding under such debt securities; and

(c)       any other agreement(s) creating or evidencing indebtedness for borrowed money entered into by the Company or any Subsidiary, or in respect of which the Company or any Subsidiary is an obligor or otherwise provides a guarantee or other credit support (“Credit Facility”), in a principal amount outstanding or available for borrowing equal to or greater than U.S.$50,000,000 (or the equivalent of such amount in the relevant currency of payment, determined as of the date of the closing of such facility based on the exchange rate of such other currency); and if no Credit Facility or Credit Facilities equal or exceed such amounts, then the largest Credit Facility shall be deemed to be a Material Credit Facility.

“Material Subsidiary” means any Subsidiary of the Company that generates equal to or greater than 2% of EBITDA in any fiscal year of the Company.

Schedule B-10

“Maturity Date” means (a) with respect to the Series A Notes, September 29, 2032, and (b) with respect to any Shelf Note, the date specified as the “Final Maturity Date” in such Shelf Note.

“Moody’s” means Moody’s Investors Service, Inc. or any successor thereto.

“Most Favored Provision” is defined in Section 9.9.

“Multiemployer Plan” means any Plan that is a “multiemployer plan” (as such term is defined in section 4001(a)(3) of ERISA).

“NAIC” means the National Association of Insurance Commissioners or any successor thereto.

“NAIC Annual Statement” is defined in Section 6.2(a).

“Net Interest Expense” means, with respect to any period, the total interest expense of the Company and its Subsidiaries as shown on the consolidated income statement of the Company for such period determined in accordance with U.S. GAAP less the amount of interest income reflected on such income statement.

“Net Proceeds” means, with respect to any Disposition of any property by any Person, an amount equal to

(a)       the aggregate amount of the consideration (valued at the fair market value of such consideration at the time of the consummation of such Disposition) received by such Person in respect of such Disposition: minus

(b) all reasonable out-of-pocket costs, fees commissions and other expenses incurred by such Person in connection with such Disposition and income taxes paid or reasonably estimated to be payable in connection therewith.

“New York Business Day” means any day other than a Saturday, a Sunday or a day on which commercial banks in New York are required or authorized to be closed.

“New York Life” is defined in the addressee line to this Agreement.

“New York Life Affiliate” means (i) any corporation or other entity controlling, controlled by, or under common control with, New York Life and (ii) any managed account or investment fund which is managed by New York Life or a New York Life Affiliate described in clause (i) of this definition. For purposes of this definition, the terms “control”, “controlling” and “controlled” shall mean the ownership, directly or through subsidiaries, of a majority of a corporation’s or other entity’s Voting Stock or equivalent voting securities or interests.

“Normalizing Adjustments” is defined in the definition of “Total Debt/EBITDA Ratio”.

“Notes” is defined in Section 1.2.

Schedule B-11

“OFAC” is defined in Section 5.16(a).

“OFAC Listed Person” is defined in Section 5.16(a).

“OFAC Sanctions Program” means any economic or trade sanction that OFAC is responsible for administering and enforcing. A list of OFAC Sanctions Programs may be found at http://www.treasury.gov/resource-center/sanctions/Programs/Pages/Programs.aspx.

“Officer’s Certificate” means a certificate of a Senior Financial Officer or of any other officer of the Company, or a Guarantor, as applicable, whose responsibilities extend to the subject matter of such certificate.

“PBGC” means the Pension Benefit Guaranty Corporation referred to and defined in ERISA or any successor thereto.

“Permitted Intercompany Loans” means advances and accounts between one or more of the Company and any of its Subsidiaries, which shall be on commercially reasonable terms.

“Permitted Liens” is defined in Section 10.3.

“Person” means an individual, partnership, corporation, limited liability company, unlimited liability company, association, trust, unincorporated organization, business entity or Governmental Authority.

“Plan” means an “employee benefit plan” (as defined in section 3(3) of ERISA) subject to Title I of ERISA that is or, within the preceding five years, has been established or maintained, or to which contributions are or, within the preceding five years, have been made or required to be made, by the Company or any ERISA Affiliate or with respect to which the Company or any ERISA Affiliate may have any liability.

“Priority Debt” means, at any time, the sum (without duplication) of (i) the aggregate unpaid principal amount of Indebtedness of the Company and each Subsidiary secured by Liens (other than Liens permitted by Section 10.3(a) through (m) of this Agreement) plus (ii) without duplication, the aggregate unpaid principal amount of Indebtedness of all Subsidiaries (other than Indebtedness permitted by subsections (a) through (d) of Section 10.7).

“Private Rating Letter” means a letter issued by an Acceptable Rating Agency in connection with any private debt rating for each Series of Notes issued pursuant hereto, which (a) sets forth the Debt Rating for such Notes, (b) refers to the Private Placement Number issued by the PPN CUSIP Unit of CUSIP Global Services in respect of such Notes, (c) addresses the likelihood of payment of both principal and interest on such Notes (which requirement shall be deemed satisfied if either (x) such letter includes confirmation that the rating reflects the Acceptable Rating Agency’s assessment of the Company’s ability to make timely payment of principal and interest on the Notes or a similar statement or (y) such letter is silent as to the Acceptable Rating Agency’s assessment of the likelihood of payment of both principal and interest and does not include any indication to the contrary), (d) includes such other information describing the relevant terms of the Notes as may be required from time to time by the SVO or any other Governmental Authority having jurisdiction over any holder of any Notes and (e) shall not be subject to confidentiality provisions or other restrictions which would prevent or limit the letter from being shared with the SVO or any other Governmental Authority having jurisdiction over any holder of any Notes.

Schedule B-12

“Private Rating Rationale Report” means, with respect to any Private Rating Letter, a report issued by the Acceptable Rating Agency in connection with such Private Rating Letter setting forth an analytical review of the Notes issued pursuant to this Agreement explaining the transaction structure, methodology relied upon, and, as appropriate, analysis of the credit, legal, and operational risks and mitigants supporting the assigned Private Rating for such Notes, in each case, on the letterhead of the Acceptable Rating Agency or its controlled website and generally consistent with the work product that an Acceptable Rating Agency would produce for a similar publicly rated security and otherwise in form and substance generally required by the SVO or any other Governmental Authority having jurisdiction over any holder of any Notes from time to time. Such report shall not be subject to confidentiality provisions or other restrictions which would prevent or limit the report from being shared with the SVO or any other Governmental Authority having jurisdiction over any holder of any Notes.

“property” or “properties” means, unless otherwise specifically limited, real or personal property of any kind, tangible or intangible, choate or inchoate.

“Proposed Prepayment Date” is defined in Section 8.4(b)(ii).

“PTE” is defined in Section 6.2(a).

“Purchasers” is defined in the addressee line to this Agreement.

“QPAM Exemption” is defined in Section 6.2(d).

“Qualified Institutional Buyer” means any Person who is a “qualified institutional buyer” within the meaning of such term as set forth in Rule 144A(a)(1) under the Securities Act.

“Quotation” is defined in Section 2.2(e).

“Ratable Portion of the Net Proceeds” means, in respect of any Note and an offered prepayment thereof in connection with a Disposition, as contemplated by Section 8.4(a)(ii), an amount equal to the product of (i) the Net Proceeds attributable to such Disposition multiplied by (ii) a fraction, the numerator of which is the outstanding principal amount of such Note and the denominator of which is the aggregate principal amount of all Indebtedness of the Company and its Subsidiaries, determined on a consolidated basis, ranking pari passu with such Note (including, without limitation, Indebtedness evidenced by the other Notes and Indebtedness of the Company and its Subsidiaries under, or in respect of, the Credit Agreement, the 2015 Note Purchase Agreement and the 2022 Prudential Shelf Agreement).

Schedule B-13

“Related Fund” means, with respect to any holder of any Note, any fund or entity that (i) invests in securities or bank loans, and (ii) is advised or managed by such holder, the same investment advisor as such holder or by an affiliate of such holder or such investment advisor.

“Reliable Jurisdiction” means a country (a) with a reliable security and enforcement regime, and (b) where the burden or cost of obtaining guarantees, equity pledge agreements or possession of equity interests does not outweigh the benefits afforded thereby, as reasonably determined by the Required Holders.

“Request for Purchase” is defined in Section 2.2(d).

“Required Holders” means at any time, on or after the date of this Agreement, the holders of a majority in principal amount of the Notes at the time outstanding (exclusive of Notes then owned by the Company or any of its Affiliates), and if at any relevant time, there are no Notes outstanding, then New York Life shall constitute the Required Holders.

“Responsible Officer” means any Senior Financial Officer and any other officer of the Company with responsibility for the administration of the relevant portion of this Agreement.

“S&P” means S&P Global Ratings, a division of S&P Global, a New York corporation, or any successor thereto.

“SEC” means the United States Securities and Exchange Commission or any Governmental Authority succeeding to any or all of the functions thereof.

“Secondary Disposition Prepayment Offer” is defined in Section 8.4(a)(ii).

“Securities Act” means the U.S. Securities Act of 1933, as amended from time to time, and the rules and regulations promulgated thereunder from time to time in effect.

“Senior Financial Officer” means the Chief Financial Officer of the Company, or any other person holding an equivalent position from time to time.

“Series” is defined in Section 1.2.

“Series A Closing” is defined in Section 3.1.

“Series A Closing Day” is defined in Section 3.1.

“Series A Note” is defined in Section 1.1.

“Series A Purchaser” is defined in the addressee line to this Agreement.

“Shareholders Agreements” means all agreements that create in favor of the Company or any Subsidiary call option rights with respect to any non-controlling interest in any Subsidiary.

“Shelf Closing” is defined in Section 3.2

Schedule B-14

“Shelf Note” is defined in Section 1.2.

“Source” is defined in Section 6.2.

“Subsidiary” means, as to any Person, any other Person in which such first Person or one or more of its Subsidiaries or such first Person and one or more of its Subsidiaries owns sufficient equity or voting interests to enable it or them (as a group) ordinarily, in the absence of contingencies, to elect a majority of the directors (or Persons performing similar functions) of such second Person, and any partnership or joint venture if more than a 50% interest in the profits or capital thereof is owned by such first Person or one or more of its Subsidiaries or such first Person and one or more of its Subsidiaries (unless such partnership or joint venture can and does ordinarily take major business actions without the prior approval of such Person or one or more of its Subsidiaries). Unless the context otherwise clearly requires, any reference to a “Subsidiary” is a reference to a Subsidiary of the Company.

“SVO” means the Securities Valuation Office of the NAIC (or any successor organization acceding to the authority thereof).

“Tax” or “Taxes” means all taxes (whether income, documentary, sales, stamp, registration, issue, capital, property, excise or otherwise), duties, fees, premiums, assessments, imposts, levies, rates, withholdings, dues, government contributions and any other charges of any kind whatsoever, whether direct or indirect, together with all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Authority.

“Tax Event” means any amendment to, or change in, after the date of this Agreement, the laws, regulations or published tax rulings (including tax treaties and regulations with respect to such treaties) of any Applicable Taxing Authority, or any amendment to or change after the date of this Agreement in the official administration, interpretation or application of such laws, regulations, or rulings.

“Total Debt” at any time means all Indebtedness of the Company and its Subsidiaries at such time determined on a consolidated basis in accordance with U.S. GAAP after deduction of cash-on-hand or on deposit with any bank or financial institution located in Canada or the United States of America and not subject to any Lien (other than customary bankers’ Liens) or other restriction, plus the Cash Amount at such time.

“Total Debt/EBITDA Ratio” at any time means the ratio of (x) Total Debt as at the end of the fiscal quarter most recently ended to (y) EBITDA for the period of the four consecutive fiscal quarters of the Company most recently ended, so as to include all Persons which became Subsidiaries during the relevant period, with EBITDA from the acquisition of such Persons to be included in the calculations by using the trailing 12 month EBITDA for such Persons, and so as to exclude the EBITDA of any former Subsidiary that ceased being a Subsidiary at any time during the previous four fiscal quarters. In addition, for purposes of this definition, EBITDA shall include a full year impact of the cost savings in respect of any Subsidiary which has become a Subsidiary during the period, if such savings are readily identifiable and can be immediately implemented (such as the elimination of salaries for redundant employees and elimination of various administrative functions which will, in the reasonable opinion of the Company, become unnecessary or otherwise performed more cost-effectively) (such cost savings being collectively referred to as “Normalizing Adjustments”); provided that such adjustments shall only be made if (i) the Company has provided to each holder of Notes that is an Institutional Investor the details of such Normalizing Adjustments following the completion of the acquisition or formation of such Subsidiary, and (ii) the Required Holders have not provided written notice to the Company within 15 Business Days of the receipt by each holder of Notes that is an Institutional Investor of such details that the Required Holders do not consent to the Normalizing Adjustments.

Schedule B-15

“Unrestricted Entities” means Eligible Businesses in which the Company or any Subsidiary has invested (whether or not such entity is controlled by the Company or any Subsidiary) having an aggregate initial investment value to the Company and the Subsidiaries (determined at the time of each such investment, including at the time of any subsequent investments in any particular entity in which the Company or any Subsidiary already has an interest) not exceeding U.S.$75,000,000. Schedule “C” lists the Unrestricted Entities as of the date of this Agreement.

“USA PATRIOT Act” means United States Public Law 107-56, Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA PATRIOT ACT) Act of 2001, as amended from time to time, and the rules and regulations promulgated thereunder from time to time in effect.

“U.S. Dollar” or “U.S.$” means lawful money of the United States of America.

“U.S. Economic Sanctions” is defined in Section 5.16(a).

“U.S. GAAP” means generally accepted accounting principles as in effect from time to time in the United States of America.

“U.S. Guarantor” means each Guarantor organized under the laws of the United States of America or any state thereof (including the District of Columbia).

“Voting Stock” means, with respect to any Person, capital stock of any class or classes of a corporation, an association or another business entity the holders of which are ordinarily, in the absence of contingencies, entitled to vote in the election of corporate directors (or individuals performing similar functions) of such Person or which permit the holders thereof to control the management of such Person, including general partnership interests in a partnership and membership interests in a limited liability company.

“Wholly-Owned Subsidiary” means, at any time, any Subsidiary one hundred percent (100%) of all of the equity interests (except directors’ qualifying shares) and voting interests of which are owned by any one or more of the Company and the Company’s other Wholly-Owned Subsidiaries at such time.

Schedule B-16

SCHEDULE C

UNRESTRICTED ENTITIES

None

Schedule C-1

SCHEDULE 5.3

DISCLOSURE MATERIALS

None

Schedule 5.3-1

SCHEDULE 5.4(a)

SUBSIDIARIES AND OWNERSHIP OF SUBSIDIARY STOCK

[Redacted]

Schedule 5.4(a)-1

SCHEDULE 5.4(b)

COMPANY ORGANIZATIONAL CHART

[Redacted]

Schedule 5.4(b)-1

SCHEDULE 5.4(c)

DIRECTORS AND SENIOR OFFICERS

DIRECTORS:

Jay S. Hennick

D. Scott Patterson

Yousry Bissada

Elizabeth Carducci

Bernard I. Ghert

Steve Grimshaw

Frederick F. Reichheld

Joan Sproul

Erin J. Wallace

OFFICERS/TITLES:

D. Scott Patterson - President and Chief Executive Officer

Jeremy Rakusin - Chief Financial Officer

Douglas G. Cooke - Senior Vice President, Corporate Secretary, Corporate Controller and Treasurer

Alex Nguyen - Senior Vice President Strategy & Corporate Development

Steve Carpenter - Senior Vice President, Technology and Information Services

Roger M. Thompson - Vice President, Strategy and Sustainability

Abel Juarez - Vice President, Compliance and Risk Management

Patrick Tran - Vice President, Tax

Ryan Bedrich - Vice President, Finance

Brian McDonough - Vice President, Finance

Andrew Hui - Vice President, Financial Systems

Angela Bai - Vice President, Strategy & Corporate Development

Jennifer Kennedy - Director, Marketing and Communications

Bailey MacDonald - Director, Strategy and Corporate Development

Amanda McCallen - Director, Tax

Schedule 5.4(c)-1

SCHEDULE 5.4(d)

RESTRICTIVE AGREEMENTS

None

Schedule 5.4(d)-1

SCHEDULE 5.5

FINANCIAL STATEMENTS

1.	The Annual Report [Form 40-F of the Company for fiscal year ended December 31, 2021 filed with the SEC]

2.	Interim Financial Statements of the Company dated as of June 30, 2022, filed with the SEC

3.	Management Information Circular of the Company dated February 25, 2022, filed with the SEC

Schedule 5.5-1

SCHEDULE 5.8

CERTAIN LITIGATION

None

Schedule 5.8-1

SCHEDULE 5.11

LICENSES, PERMITS, ETC.

None

Schedule 5.11-1

SCHEDULE 5.15

EXISTING INDEBTEDNESS / LIENS

List of outstanding indebtedness of FirstService Corporation and its subsidiaries as at July 31, 2022

(U.S. dollars)

Description	Amount
3.84% notes due January 16, 2025 (current)	30,000,000
3.84% notes due January 16, 2025 (long-term)	60,000,000
TD bank syndicate credit facility draw (FirstService Corporation)	437,000,000
TD bank syndicate credit facility draw (FirstService (USA) Inc.)	120,500,000
Other external debt (current)	454,664
External capital leases (current)	5,175,434
External capital leases (long-term)	8,034,170

Total:	661,164,268

See attached Schedule 5.15-1 for Permitted Liens

Schedule 5.15-1

SCHEDULE 5.15-1

PERMITTED LIENS

None

Schedule 5.15-2

EXHIBIT A-1

[FORM OF SERIES A NOTE]

FIRSTSERVICE CORPORATION

4.53% SERIES A GUARANTEED SENIOR NOTE DUE SEPTEMBER 29, 2032

No. R-[__]	[Date]
U.S.$[_______]	PPN: 33767E A@2

FOR VALUE RECEIVED, the undersigned, FIRSTSERVICE CORPORATION, a company incorporated under the laws of Ontario, Canada (herein called the “Company”), hereby promises to pay to [______________________], or registered assigns, the principal sum of [_________________] UNITED STATES DOLLARS (or so much thereof as shall not have been prepaid) on September 29, 2032 (the “Maturity Date”), with interest (computed on the basis of a 360-day year of twelve 30-day months) (a) on the unpaid balance hereof at the rate of 4.53% per annum from the date hereof, payable semi-annually, on the 29th day of March and September in each year, commencing with the March 29th or September 29th next succeeding the date hereof, and on the Maturity Date, until the principal hereof shall have become due and payable, and (b) to the extent permitted by law, on any overdue payment (including any overdue prepayment) of principal, any overdue payment of interest and any overdue payment of any Make-Whole Amount (as defined in the Note Purchase Agreement referred to below), payable semiannually as aforesaid (or, at the option of the registered holder hereof, on demand), at a rate per annum equal to the Default Rate. For purposes of any legislation respecting statement of interest rates, the yearly rate for a 365- or 366-day year, as the case may be, that can be stated to be equivalent to the rate specified in the Notes as being “computed on the basis of a 360-day year of twelve 30-day months” (the “360-Day Rate”) is the 360-Day Rate multiplied by the actual number of days in the year divided by 360; and the use of the term “360-day year of twelve 30-day months” is for matters of calculation of the quarterly interest payments and does not alter the yearly rate described above. The foregoing sentence is for disclosure purposes only and shall not otherwise affect the terms of this Note as set forth herein. To the extent the Interest Act (Canada) is deemed applicable to this Note, all interest which accrues under this Note shall be calculated using the nominal rate method and not the effective rate method and the deemed reinvestment principle shall not apply to such calculations.

Payments of principal of, interest on and any Make-Whole Amount with respect to this Note are to be made in lawful money of the United States of America at the principal office of JPMorgan Chase Bank, N.A. in New York, New York or at such other place as the Company shall have designated by written notice to the holder of this Note as provided in the Note Purchase Agreement referred to below.

This Note is one of a Series of Guaranteed Senior Notes (herein called the “Notes”) issued pursuant to the Master Note Agreement, dated as of September 29, 2022 (as from time to time amended, the “Note Purchase Agreement”), among the Company, NYL Investors LLC, each New York Life Affiliate which becomes a party thereto and the respective Purchasers named therein and is entitled to the benefits thereof. Unless otherwise indicated, capitalized terms used herein and not defined herein have the respective meanings ascribed to such terms in the Note Purchase Agreement. Each holder of this Note will be deemed, by its acceptance hereof, to have agreed to the confidentiality provisions set forth in Section 22 of the Note Purchase Agreement and to have made the representation set forth in Section 6.2 of the Note Purchase Agreement.

Exhibit A-1-1

Payment of the principal of, and Make-Whole Amount, if any, and interest on this Note, and any other amounts which may become owing under the Note Purchase Agreement or this Note, has been guaranteed by the Guarantors in accordance with the terms of the Guarantees.

This Note is a registered Note and, as provided in the Note Purchase Agreement, upon surrender of this Note for registration of transfer accompanied by a written instrument of transfer duly executed, by the registered holder hereof or such holder’s attorney duly authorized in writing, a new Note for a like principal amount will be issued to, and registered in the name of, the transferee. Prior to due presentment for registration of transfer, the Company may treat the Person in whose name this Note is registered as the owner hereof for the purpose of receiving payment and for all other purposes, and the Company will not be affected by any notice to the contrary.

The Company will make required prepayments of principal on the dates and in the amounts specified in the Note Purchase Agreement. This Note is also subject to optional prepayment, in whole or from time to time in part, at the times and on the terms specified in the Note Purchase Agreement, but not otherwise.

If an Event of Default occurs and is continuing, the principal of this Note may be declared or otherwise become due and payable in the manner, at the price (including any applicable Make-Whole Amount) and with the effect provided in the Note Purchase Agreement.

Exhibit A-1-2

THIS NOTE SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH, AND THE RIGHTS OF THE COMPANY AND THE HOLDER OF THIS NOTE SHALL BE GOVERNED BY, THE LAW OF THE STATE OF NEW YORK, EXCLUDING CHOICE-OF-LAW PRINCIPLES OF THE LAW OF SUCH STATE THAT WOULD PERMIT THE APPLICATION OF THE LAWS OF A JURISDICTION OTHER THAN SUCH STATE.

FIRSTSERVICE CORPORATION

By ___________________________

Name: Jeremy Rakusin

Title: Chief Financial Officer

Exhibit A-1-1

EXHIBIT A-2

[FORM OF SHELF NOTE]

FIRSTSERVICE CORPORATION

SERIES ____ GUARANTEED SENIOR NOTE

NO. ____

CURRENCY: U.S. Dollars

ORIGINAL PRINCIPAL AMOUNT:

ORIGINAL ISSUE DATE:

INTEREST RATE:

INTEREST PAYMENT DATES:

FINAL MATURITY DATE:

PRINCIPAL PREPAYMENT DATES AND AMOUNTS:

FOR VALUE RECEIVED, the undersigned, FIRSTSERVICE CORPORATION, a company incorporated under the laws of Ontario, Canada (herein called the “Company”), hereby promises to pay to ___________________________, or registered assigns, the principal sum of ____________________ United States Dollars (U.S.$[________]) [on the final maturity date specified above (or so much thereof as shall not have been prepaid)] [, payable on the principal prepayment dates and in the amounts specified above, and on the final maturity date specified above in an amount equal to the unpaid balance of the principal hereof,] with interest (computed on the basis of a 360-day year of twelve 30-day months) (a) on the unpaid balance thereof at the interest rate per annum specified above, payable on each interest payment date specified above and on the final maturity date specified above, commencing with the interest payment date next succeeding the date hereof, until the principal hereof shall have become due and payable, and (b) on any overdue payment of interest and any overdue payment of any Make-Whole Amount (as defined in the Note Purchase Agreement referred to below) and, without duplication of clause (a) hereof, during the continuance of an Event of Default, on such unpaid principal balance, payable on each interest payment date as aforesaid (or, at the option of the registered holder hereof, on demand), at a rate per annum from time to time equal to the greater of (i) two percent (2%) over the interest rate specified above or (ii) two percent (2%) over the rate of interest publicly announced by JPMorgan Chase Bank, N.A. from time to time in New York, New York as its “base” or “prime” rate with respect to U.S. Dollars. For purposes of any legislation respecting statement of interest rates, the yearly rate for a 365- or 366-day year, as the case may be, that can be stated to be equivalent to the rate specified in the Notes as being “computed on the basis of a 360-day year of twelve 30-day months” (the “360-Day Rate”) is the 360-Day Rate multiplied by the actual number of days in the year divided by 360; and the use of the term “360-day year of twelve 30-day months” is for matters of calculation of the quarterly interest payments and does not alter the yearly rate described above. The foregoing sentence is for disclosure purposes only and shall not otherwise affect the terms of this Note as set forth herein. To the extent the Interest Act (Canada) is deemed applicable to this Note, all interest which accrues under this Note shall be calculated using the nominal rate method and not the effective rate method and the deemed reinvestment principle shall not apply to such calculations.

Exhibit A-2-1

Payments of principal of, interest on and any Make-Whole Amount with respect to this Note are to be made in lawful money of the United States of America at the principal office of JPMorgan Chase Bank, N.A. in New York, New York or at such other place as the Company shall have designated by written notice to the holder of this Note as provided in the Note Purchase Agreement referred to below.

This Note is one of a Series of Guaranteed Senior Notes (herein called the “Notes”) issued pursuant to the Master Note Agreement, dated as of September 29, 2022 (as from time to time amended, the “Note Purchase Agreement”), among the Company, NYL Investors LLC, each New York Life Affiliate which becomes a party thereto and the respective Purchasers named therein and is entitled to the benefits thereof. Unless otherwise indicated, capitalized terms used herein and not defined herein have the respective meanings ascribed to such terms in the Note Purchase Agreement. Each holder of this Note will be deemed, by its acceptance hereof, to have agreed to the confidentiality provisions set forth in Section 22 of the Note Purchase Agreement and to have made the representation set forth in Section 6.2 of the Note Purchase Agreement.

This Note is a registered Note and, as provided in the Note Purchase Agreement, upon surrender of this Note for registration of transfer, duly endorsed, or accompanied by a written instrument of transfer duly executed, by the registered holder hereof or such holder’s attorney duly authorized in writing, a new Note for a like principal amount will be issued to, and registered in the name of, the transferee. Prior to due presentment for registration of transfer, the Company may treat the person in whose name this Note is registered as the owner hereof for the purpose of receiving payment and for all other purposes, and the Company will not be affected by any notice to the contrary.

[The Company will make required prepayments of principal on the dates and in the amounts specified above in this Note and in the Note Purchase Agreement.] [This Note is [also] subject to [optional] prepayment, in whole or from time to time in part, at the times and on the terms specified in the Note Purchase Agreement, but not otherwise.] [This Note is not subject to prepayment.]

If an Event of Default occurs and is continuing, the principal of this Note may be declared or otherwise become due and payable in the manner, at the price (including any applicable Make-Whole Amount) and with the effect provided in the Note Purchase Agreement.

THIS NOTE SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH, AND THE RIGHTS OF THE COMPANY AND THE HOLDER OF THIS NOTE SHALL BE GOVERNED BY, THE LAW OF THE STATE OF NEW YORK, EXCLUDING CHOICE-OF-LAW PRINCIPLES OF THE LAW OF SUCH STATE THAT WOULD PERMIT THE APPLICATION OF THE LAWS OF A JURISDICTION OTHER THAN SUCH STATE.

Exhibit A-2-2

FIRSTSERVICE CORPORATION

By ___________________________

Name: Jeremy Rakusin

Title: Chief Financial Officer

Exhibit A-2-3

EXHIBIT B

FORM OF REQUEST FOR PURCHASE

FIRSTSERVICE CORPORATION

Reference is made to the Master Note Agreement (as amended, restated or otherwise modified from time to time, the “Note Purchase Agreement”), dated as of September 29, 2022, by and among FirstService Corporation, a company incorporated under the laws of Ontario (together with its successors and assigns, the “Company”), NYL Investors LLC, the Series A Purchasers and each New York Life Affiliate (as defined therein) which becomes a party thereto. Capitalized terms used and not otherwise defined herein shall have the respective meanings specified in the Note Purchase Agreement.

Pursuant to Section 2.2(d) of the Note Purchase Agreement, the Company hereby makes the following Request for Purchase:

1. Aggregate principal amount of the Notes covered hereby (the “Notes”)	1
2. Individual specifications of the Notes:

Principal Amount	Final Maturity Date[2]	Principal Prepayment Dates and Amount	Interest Payment Period

3.	Use of proceeds of the Notes:

4.	Proposed day for the closing of the purchase and sale of the Notes:

5.	The Company certifies that (a) [except for changes to such representations and warranties or the Schedules referred to therein as set forth on Exhibit A hereto,] the representations and warranties contained in Section 5 of the Note Purchase Agreement are true on and as of the date of this Request for Purchase, (b) there exists on the date of this Request for Purchase no Event of Default or Default (both before and after giving effect to the issuance and purchase of the Notes contemplated hereby) and (c) the use of the proceeds of such Notes shall not be used to finance a Hostile Tender Offer, unless prior written consent of the Required Holders is obtained.

_________________________

1 Minimum draw amount of U.S.$10,000,000.

2 No more than 12 years. The proposed final maturity date shall fall on a day that corresponds numerically to the day on which the proposed closing date falls (or, if there is no numerically corresponding day, on the last day of a calendar month).

Exhibit B-1

Dated: _________________  _______, ______________

FIRSTSERVICE CORPORATION

By:    ___________________________

Authorized Officer

Exhibit B-2

EXHIBIT C

FORM OF CONFIRMATION OF ACCEPTANCE

FIRSTSERVICE CORPORATION

Reference is made to the Master Note Agreement (the “Note Purchase Agreement”), September 29, 2022, by and among FirstService Corporation, a company incorporated under the laws of Ontario (together with its successors and assigns, the “Company”), NYL Investors LLC, the Series A Purchasers and each New York Life Affiliate (as defined therein) which becomes party thereto. All terms used herein that are defined, in the Note Purchase Agreement have the respective meanings specified in the Note Purchase Agreement.

Each Person which is named below as a Purchaser of Shelf Notes hereby confirms the representations as to such Notes set forth in Section 5 of the Note Purchase Agreement and agrees to be bound by the provisions of the Note Purchase Agreement which are expressly applicable to a Purchaser or a holder of Notes.

Pursuant to Section 2.2(f) of the Note Purchase Agreement, an Acceptance with respect to the following Accepted Notes is hereby confirmed:

I.       Accepted Notes

1.       Requested Available Currency:     U.S. Dollars

2.       Aggregate principal amount:         ___________________

3.       Purchaser Information

(A)	(a)	Name of Purchaser:
(b)	Principal amount:
(c)	Final maturity date:
(d)	Principal installment dates and amounts:
(e)	Interest rate (fixed rate only):
(f)	Interest payment period:
(g)	Payment and notice instructions: As set forth on attached Purchaser Schedule

(B)	(a)	Name of Purchaser:
(b)	Principal amount:
(c)	Final maturity date:
(d)	Principal installment dates and amounts:
(e)	Interest rate (fixed rate only):
(f)	Interest payment period:

Exhibit C-1

(g)	Payment and notice instructions: As set forth on attached Purchaser Schedule

[(C), (D)	same information as above.]

II.       Closing Date: ___________________

FIRSTSERVICE CORPORATION

By:    _________________________

Authorized Officer

NYL INVESTORS LLC

By: ______________________

[NEW YORK LIFE AFFILIATE]

By: ______________________

[Purchaser Schedule to be attached]

Exhibit C-2

EXHIBIT D

FORM OF GUARANTEE

Exhibit D

FORM OF U.S. GUARANTEE

THIS U.S. GUARANTEE (as the same may hereafter be amended, supplemented or otherwise modified, this “Note Guarantee”) is entered into as of September 29, 2022, by and among each of the entities named on the execution pages hereof and each of the entities which becomes a party hereto pursuant to the terms of Section 6.14 hereof (each a “Guarantor”, and collectively, the “Guarantors”), in favor of the holders from time to time of the Notes (as defined below) (each a “Noteholder”, and collectively, the “Noteholders”).

WHEREAS FirstService Corporation, a company incorporated under the laws of Ontario, Canada (the “Company”) has entered into that certain Master Note Agreement, dated September 29, 2022 (as may be amended, restated, supplemented or otherwise modified and in effect from time to time, the “Note Purchase Agreement”), by and among the Company, NYL Investors LLC, each of the Series A Purchasers (as defined below) and each other purchaser of Notes which becomes a party thereto from time to time in accordance with the terms thereof, pursuant to which (a) the Company has agreed to issue and sell to certain purchasers listed on Schedule A to the Note Purchase Agreement (collectively, the “Series A Purchasers”) U.S.$60,000,000 in aggregate principal amount of its 4.53% Series A Guaranteed Senior Notes Due September 29, 2032 (together with any notes issued in substitution, replacement or exchange therefor pursuant to the terms of the Note Purchase Agreement, and as the same may be amended, restated or otherwise modified from time to time, the “Initial Notes”), and (b) the Company has authorized the issuance from time to time of additional senior unsecured notes upon the terms and subject to the conditions set forth in the Note Purchase Agreement (together with any notes issued in substitution, replacement or exchange therefor pursuant to the terms of the Note Purchase Agreement, and as the same may be amended, restated or otherwise modified from time to time, the “Shelf Notes”, and together with the Initial Notes, collectively, the “Notes”).

WHEREAS as a condition to purchasing the Notes under the Note Purchase Agreement, the holders of the Notes require, among other things, that each Guarantor guarantee the Guaranteed Obligations;

WHEREAS each Guarantor has agreed to guarantee the Guaranteed Obligations; and

WHEREAS each Guarantor is a direct or indirect Subsidiary of the Company and will derive substantial direct and indirect benefits from the purchase of the Notes by the Purchasers. The Company and the Guarantors are members of a group of related companies, the success of any one of which is dependent in part on the success of the other members of such group.

NOW THEREFORE in consideration of the foregoing, and for other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged), each Guarantor hereby agrees as follows:

SECTION 1 - DEFINITIONS

1.1	Definitions

For the purposes of this Note Guarantee, all capitalized terms used herein and not defined herein shall have the respective meanings given them in the Note Purchase Agreement. The following terms shall have the following meanings:

(a)	“Allocable Amount” shall mean, as of any date of determination, with respect to any Guarantor, that amount which is equal to the excess of the fair saleable value of the property of such Guarantor over the total liabilities of such Guarantor (including the maximum amount reasonably expected to become due in respect of contingent liabilities, calculated, without duplication, assuming each other Guarantor that is also liable for such contingent liability pays its ratable share thereof), giving effect to all payments made by other Guarantors as of such date in a manner to maximize the amount of such contributions.

(b)	“Debtor Relief Law” means Title 11 of the United States Code, Bankruptcy and Insolvency Act (Canada), Companies’ Creditors Arrangement Act (Canada), as such legislation may be amended from time to time, or any similar federal, provincial or state law for the relief of debtors generally and all other liquidation, bankruptcy, assignment for the general benefit of creditors, conservatorship, moratorium, receivership, insolvency, rearrangement, reorganization or similar debtor relief laws of the United States of America, Canada, or any other applicable jurisdictions in effect from time to time.

(c)	“Financing Documents” means this Note Guarantee, the Note Purchase Agreement, the Notes and each other document executed by a Guarantor in connection with any of the foregoing.

(d)	“Guaranteed Obligations” shall have the meaning set out in Section 2.1 hereof.

(e)	“Guarantor Payment” shall have the meaning set out in Section 2.9 hereof.

(f)	“Obligated Party” means the Company, any Guarantor, any other guarantor of, or any other Person obligated for, all or any part of the Guaranteed Obligations.

SECTION 2 THE GUARANTEE

2.1	The Guarantee

(a)	Each Guarantor jointly and severally hereby, as a primary obligor and not merely as surety, absolutely, unconditionally and irrevocably guarantees to the Noteholders, the prompt payment in full when due (whether at stated maturity, upon acceleration, by optional prepayment or otherwise), of (i) the principal of, the Make-Whole Amount, if any, and interest on (including, without limitation, interest accruing after the filing of any petition in bankruptcy, or the commencement of any insolvency, reorganization or like proceeding, whether or not a claim for post-filing or post-petition interest is allowed in such proceeding), and any other amounts due under, the Notes when and as the same shall become due and payable and (ii) any other sums which may become due under the terms and provisions of the Notes, the Note Purchase Agreement or any other instrument referred to therein, including, without limitation, all court costs and attorneys’ and paralegals’ fees (including allocated costs of in-house counsel and paralegals) (collectively, the “Guaranteed Obligations”).

(b)	Each Guarantor further agrees that the Guaranteed Obligations may be increased, extended, renewed or otherwise modified in whole or in part without notice to or further assent from it, and that it remains bound upon its guarantee notwithstanding any such increase, extension, renewal or modification.

(c)	All terms of this Note Guarantee apply to and may be enforced by or on behalf of any Affiliate of any Noteholder that extended any portion of the Guaranteed Obligations.

Without limiting the generality of the foregoing, each Guarantor’s liability shall extend to all amounts that constitute part of the Guaranteed Obligations and which would be owed by the Company or any other Guarantor to any Noteholder under or in respect of the Note Purchase Agreement, the Notes or any of the other Financing Documents but for the fact that they are unenforceable or not allowable due to the existence of a bankruptcy, reorganization or similar proceeding involving the Company or such other Guarantor.

2.2	Indemnity

If any or all of the Guaranteed Obligations are not paid or performed by the Company and are not paid or performed by a Guarantor under Section 2.1 for any reason whatsoever, each Guarantor will, as a separate and distinct obligation, indemnify and hold harmless each of the Noteholders from and against all losses, costs and expenses suffered or incurred by each such Noteholder arising from, or in connection with, or as a result of (a) any of the provisions of the Note Purchase Agreement, the Notes or any of the Financing Documents being or becoming void, voidable, unenforceable or invalid, or, (b) the failure of the Company to fully and promptly pay any of the Guaranteed Obligations.

2.3	Primary Obligation

(a)	If (i) any or all of the Guaranteed Obligations are not paid or performed by the Company or by a Guarantor under Section 2.1, respectively, or (ii) the Noteholders are not indemnified under Section 2.2, in each case, for any reason whatsoever, such Guaranteed Obligations will, as a separate and distinct obligation, be paid or performed by each Guarantor as primary obligor immediately upon written demand to such Guarantor by any Noteholder for such payment or performance.

(b)	This Note Guarantee is an absolute, unconditional and continuing guarantee of payment and performance and not of collection. Each Guarantor waives any right to require any Noteholder to sue any other Obligated Party, or otherwise to enforce its payment against any collateral securing all or any part of the Guaranteed Obligations.

(c)	Each Guarantor hereby agrees that (i) it is directly, jointly and severally with any other Obligated Party, liable to the Noteholders, (ii) the Guaranteed Obligations of each Guarantor hereunder are independent of the obligations of any other Obligated Party, and (iii) a separate action may be brought against each Guarantor, whether such action is brought against any other Obligated Party or whether any other Obligated Party is joined in such action. Each Guarantor hereby agrees that its liability hereunder shall be immediate and shall not be contingent upon the exercise or enforcement by any Noteholder of whatever remedies it may have against any Obligated Party. Each Guarantor hereby agrees that any release which may be given by the Noteholders to any Obligated Party, or with respect to any property or asset subject to a Lien, shall not release it from its obligations hereunder. Each Guarantor consents and agrees that the Noteholders shall not be under any obligation to marshal any property or assets of any Obligated Party in favor of it, or against or in payment of any or all of the Guaranteed Obligations.

2.4	No Discharge or Diminishment of Guarantee.

(a)	Except as otherwise provided for herein, the obligations of each Guarantor hereunder are unconditional, absolute and irrevocable and not subject to any reduction, limitation, impairment or termination for any reason (other than the indefeasible payment in full in cash of the Guaranteed Obligations and termination of the Note Purchase Agreement), including: (i) any claim of waiver, release, extension, renewal, settlement, surrender, alteration or compromise of any of the Guaranteed Obligations, by operation of law or otherwise; (ii) any change in the existence, structure or ownership of any Obligated Party; (iii) any insolvency, bankruptcy, reorganization or other similar proceeding affecting any Obligated Party or its assets or any resulting release or discharge of any obligation of any Obligated Party; or (iv) the existence of any claim, setoff or other rights which any Guarantor may have at any time against any Obligated Party, any Noteholder or any other Person, whether in connection herewith or in any unrelated transactions.

(b)	The obligations of each Guarantor hereunder are not subject to any defence or setoff, counterclaim, recoupment or termination whatsoever by reason of the invalidity, illegality or unenforceability of any of the Guaranteed Obligations, the Note Purchase Agreement, the Notes, this Note Guarantee or otherwise, or any provision of applicable law or regulation purporting to prohibit payment by any Obligated Party, of the Guaranteed Obligations or any part thereof.

(c)	The Guaranteed Obligations of any Guarantor hereunder shall not be discharged or impaired or otherwise affected by: (i) the failure of any Noteholder to assert any claim or demand or to exercise or enforce any right or remedy with respect to all or any part of the Guaranteed Obligations; (ii) any change in the time, place or manner of payment of, or in any other term of, the Guaranteed Obligations or any other obligation of any Obligated Party under any agreement relating to the Guaranteed Obligations, or any rescission, waiver, amendment or other modification of the Note Purchase Agreement, the Notes, any Financing Document or any other agreement relating to the Guaranteed Obligations; (iii) any taking, release, impairment, amendment, waiver or other modification of any guarantee, for the Guaranteed Obligations; (iv) creating new or additional Guaranteed Obligations after prior Guaranteed Obligations have been satisfied in whole or in part; (v) any failure of the Noteholders to disclose to any Guarantor any information relating to the business, condition (financial or otherwise), operations, performance, properties or prospects of any other Guarantor now or hereafter known to such Noteholder; (vi) any taking, exchange, substitution, release, impairment or non-perfection of any collateral (if any) or any proceeds thereof; (vii) each Guarantor waiving any duty of the Noteholders to disclose such information; or (viii) any default, failure or delay, willful or otherwise, in the payment or performance of any of the Guaranteed Obligations, or any other circumstance, act, omission or delay that might in any manner or to any extent vary the risk of such Guarantor or that would otherwise operate as a discharge of any Guarantor as a matter of law or equity (other than the indefeasible payment in full in cash of the Guaranteed Obligations).

(d)	To the fullest extent permitted by applicable law, each Guarantor hereby waives any right to revoke this Note Guarantee as to future Guaranteed Obligations. If such a revocation is effective notwithstanding the foregoing waiver, each Guarantor acknowledges and agrees that (i) no such revocation shall be effective until written notice thereof has been received by the Noteholders, (ii) no such revocation shall apply to any Guaranteed Obligations in existence on the date of receipt by the Noteholders of such written notice (including any subsequent continuation, extension, or renewal thereof, or change in the interest rate, payment terms, or other terms and conditions thereof), (iii) no such revocation shall apply to any Guaranteed Obligations made or created after such date to the extent made or created pursuant to a legally binding commitment of the Noteholders on the date of such revocation, (iv) no payment by any Guarantor, the Company, or from any other source, prior to the date of the Noteholders’ receipt of written notice of such revocation, shall reduce the maximum obligation of any Guarantor hereunder, and (v) any payment by the Company or from any source other than the Guarantors subsequent to the date of such revocation shall first be applied to that portion of the Guaranteed Obligations as to which the revocation is effective and which are not, therefore, guaranteed hereunder, and to the extent so applied shall not reduce the maximum obligation of any Guarantor hereunder.

(e)	Each default in the payment or performance of any of the Guaranteed Obligations shall give rise to a separate claim and cause of action hereunder, and separate claims or suits may be made and brought, as the case may be, hereunder as each such default occurs.

2.5	Defences Waived

(a)	To the fullest extent permitted by applicable law, each Guarantor hereby waives any defence based on or arising out of any defence of any other Obligated Party or the unenforceability of all or any part of the Guaranteed Obligations from any cause, or the cessation from any cause of the liability of any other Obligated Party, other than the indefeasible payment in full in cash of the Guaranteed Obligations and the termination of the Facility. Without limiting the generality of the foregoing, each Guarantor irrevocably waives notice of acceptance hereof, presentment, demand, protest and, to the fullest extent permitted by applicable law, any notice not provided for herein, as well as any requirement that at any time any action be taken by any Person against any Obligated Party or any other Person. Each Guarantor confirms that it is not a surety under any state or provincial law and shall not raise any such law as a defence to its obligations hereunder. The Noteholders may, at their election, adjust any part of the Guaranteed Obligations, make any other accommodation with any Obligated Party or exercise any other right or remedy available to it against any Obligated Party, without affecting or impairing in any way the liability of such Guarantor under this Note Guarantee except to the extent the Guaranteed Obligations have been fully and indefeasibly paid in cash and the Facility has terminated. To the fullest extent permitted by applicable law, each Guarantor waives any defence arising out of any such election even though that election may operate, pursuant to applicable law, to impair or extinguish any right of reimbursement or subrogation or other right or remedy of any Guarantor against any other Obligated Party.

(b)	To the fullest extent permitted by applicable law, each Guarantor hereby waives:

(i) notice of any financial accommodations made under the Note Purchase Agreement, or the creation or existence of any Guaranteed Obligations; (ii) notice of the amount of the Guaranteed Obligations, subject, however, to such Guarantor’s right to make inquiry of the Noteholders to ascertain the amount of the Guaranteed Obligations at any reasonable time; (iii) notice of any adverse change in the financial condition of the Company or of any other fact that might increase such Guarantor’s risk hereunder; (iv) presentment for payment, demand, protest, and notice thereof under the Note Purchase Agreement, the Notes or any other Financing Documents; (v) notice of any Event of Default under any of the Financing Documents; and (vi) all other notices (except if such notice is specifically required to be given to such Guarantor under this Note Guarantee) and demands to which such Guarantor might otherwise be entitled.

2.6	Reinstatement; Stay of Acceleration

If at any time any payment of any portion of the Guaranteed Obligations (including a payment effected through exercise of a right of setoff) is rescinded, or must otherwise be restored or returned upon the insolvency, bankruptcy or reorganization of the Company, any Guarantor or otherwise (including pursuant to any settlement entered into by the Noteholders in their discretion), each Guarantor’s obligations under this Note Guarantee with respect to that payment shall be reinstated at such time as though the payment had not been made and whether or not the Noteholders are in possession of this Note Guarantee. If acceleration of the time for payment of any of the Guaranteed Obligations is stayed upon the insolvency, bankruptcy or reorganization of the Company or any Guarantor, all such amounts otherwise subject to acceleration under the terms of any agreement relating to the Guaranteed Obligations shall nonetheless be payable by the Guarantors forthwith on demand by the Noteholders.

2.7	Information

Each Guarantor assumes all responsibility for being and keeping itself informed of the Company’s financial condition and assets, and of all other circumstances bearing upon the risk of nonpayment of the Guaranteed Obligations and the nature, scope and extent of the risks that each Guarantor assumes and incurs under this Note Guarantee, and agrees that none of the Noteholders shall have any duty to advise any Guarantor of information known to it regarding those circumstances or risks.

2.8	Maximum Liability

Notwithstanding any other provision of this Note Guarantee, the amount guaranteed by each Guarantor domiciled or resident in the U.S. hereunder shall be limited to the extent, if any, required so that its obligations hereunder shall not be subject to avoidance under Section 548 of the U.S. Bankruptcy Code or under any applicable state Uniform Fraudulent Transfer Act, Uniform Fraudulent Conveyance Act or similar statute or common law. In determining the limitations, if any, on the amount of any Guarantor’s obligations hereunder pursuant to the preceding sentence, it is the intention of the parties hereto that any rights of subrogation, indemnification or contribution which such Guarantor may have under this Note Guarantee, any other agreement or applicable law shall be taken into account.

2.9	Contribution

(a)	To the extent that any Guarantor shall make a payment under this Guarantee (a “Guarantor Payment”) which, taking into account all other Guarantor Payments then previously or concurrently made by any other Guarantor, exceeds the amount which otherwise would have been paid by or attributable to such Guarantor if each Guarantor had paid the aggregate Guaranteed Obligations satisfied by such Guarantor Payment in the same proportion as such Guarantor’s Allocable Amount (as determined immediately prior to such Guarantor Payment) bore to the aggregate Allocable Amounts of each of the Guarantors as determined immediately prior to the making of such Guarantor Payment, then, following indefeasible payment in full in cash of the Guarantor Payment and the Guaranteed Obligations (other than unliquidated obligations that have not yet arisen), so long as the Facility and the obligations of the Company under the Note Purchase Agreement and the Notes have terminated, such Guarantor shall be entitled to receive contribution and indemnification payments from, and be reimbursed by, each other Guarantor for the amount of such excess, pro rata based upon their respective Allocable Amounts in effect immediately prior to such Guarantor Payment.

(b)	This Section 2.9 is intended only to define the relative rights of the Guarantors, and nothing set forth in this Section 2.9 is intended to or shall impair the obligations of the Guarantors, jointly and severally, to pay any amounts as and when the same shall become due and payable in accordance with the terms of this Note Guarantee.

(c)	The parties hereto acknowledge that the rights of contribution and indemnification hereunder shall constitute assets of the Guarantor or Guarantors to which such contribution and indemnification is owing.

(d)	The rights of the indemnifying Guarantors against other Guarantors under this Section 2.9 shall be exercisable upon the full and indefeasible payment of the Guaranteed Obligations in cash (other than contingent obligations for which no claim has been asserted, including unliquidated obligations that have not yet arisen) and the termination of the Note Purchase Agreement.

2.10	Liability Cumulative

The liability of each Guarantor under this Note Guarantee is in addition to and shall be cumulative with all liabilities of each Guarantor to the Noteholders under the Note Purchase Agreement, the Notes and the other Financing Documents to which such Guarantor is a party or in respect of any obligations or liabilities of the other Guarantors, without any limitation as to amount, unless the instrument or agreement evidencing or creating such other liability specifically provides to the contrary.

SECTION 3 - REPRESENTATIONS AND WARRANTIES

Each Guarantor represents and warrants to the Noteholders that:

3.1	Organization; Power and Authority

Such Guarantor is a corporation or limited liability company, as the case may be, duly organized, validly existing and, where applicable, in good standing in all material respects under the laws of its jurisdiction of organization and has full corporate or limited liability company, as the case may be, power, authority and capacity to own its properties and conduct its business as presently conducted and such Guarantor has the requisite power, authority and capacity to execute, deliver and perform its obligations under this Note Guarantee.

3.2	Authorization, etc.

This Note Guarantee has been duly authorized by all necessary action on the part of such Guarantor, and this Note Guarantee constitutes a legal, valid and binding obligation of such Guarantor enforceable against such Guarantor in accordance with its terms, except as such enforceability may be limited by (i) applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors’ rights generally and (ii) general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

3.3	Compliance with Laws, Other Instruments, etc.

The execution, delivery and performance by such Guarantor of its obligations under this Note Guarantee will not (a) contravene, result in any breach of, or constitute a default under, or result in the creation of any Lien in respect of any property of such Guarantor under, any indenture, mortgage, deed of trust, loan, purchase or credit agreement, lease, corporate charter or by-laws or other organizational document, or any other agreement or instrument to which such Guarantor is bound or by which such Guarantor or any of its properties may be bound or affected, (b) conflict with or result in a breach of any of the terms, conditions or provisions of any order, judgment, decree, or ruling of any court, arbitrator or Governmental Authority having jurisdiction over such Guarantor or (c) violate any provision of any statute or other rule or regulation of any Governmental Authority applicable to such Guarantor.

3.4	Governmental Authorizations, etc.

No consent, approval or authorization of, or registration, filing or declaration with, any Governmental Authority is required in connection with the execution, delivery or performance by such Guarantor of this Note Guarantee, including, without limitation, any such approval thereof required in connection with the obtaining of U.S. Dollars to make payments under this Note Guarantee and the payment of such U.S. Dollars to Persons resident in the United States of America. It is not necessary to ensure the legality, validity, enforceability or admissibility into evidence of this Note Guarantee in such Guarantor’s jurisdiction of organization that this Note Guarantee or any other document be filed, recorded or enrolled with any Governmental Authority, or that any such agreement or document be stamped with any stamp, registration or similar transaction tax.

3.5	Solvency

Upon the execution and delivery hereof, such Guarantor will be solvent, will be able to pay its debts as they generally become due and will have capital sufficient to carry on its business.

3.6	Ranking

All liabilities of such Guarantor under this Note Guarantee constitute direct, unconditional and general obligations of such Guarantor and rank in right of payment either pari passu with or senior to all other permitted unsecured unsubordinated indebtedness of such Guarantor.

3.7	Taxes

No liability for any tax (whether income, documentary, sales, stamp, registration, issue, capital, property, excise or otherwise), duty, levy, impost, fee, charge or withholding (each a “Tax” and collectively “Taxes”), directly or indirectly, imposed, assessed, levied or collected by or for the account of any Governmental Authority of or in such Guarantor’s jurisdiction of organization or any political subdivision thereof or therein (an “Applicable Taxing Authority”) will be incurred by such Guarantor or any Noteholder as a result of the execution or delivery of this Note Guarantee and, based on present applicable law, no deduction or withholding in respect of Taxes imposed by or for the account of any Applicable Taxing Authority is required to be made from any payment by such Guarantor under this Note Guarantee except for any such withholding or deduction arising out of the conditions described in Section 5.

3.8	[Reserved]

3.9	Independent Determination; No Reliance

Such Guarantor has, independently and without reliance upon any Noteholder and based on such documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Note Guarantee and any other Financing Document to which it is or may become a party, and has established adequate procedures for continually obtaining information pertaining to, and is now and at all times will be completely familiar with, the business, condition (financial or otherwise), operations, performance, properties and prospects of the Company and each other Guarantor.

SECTION 4 ENFORCEMENT

4.1	Payment on Demand

The obligation of each Guarantor to pay the amount of the Guaranteed Obligations and all other amounts payable by it to the Noteholders under this Note Guarantee arises, and each Guarantor shall make such payments, immediately after demand for same is made in writing to it by the Noteholders.

4.2	Amount of Guaranteed Obligations

Any account settled or stated by or among the Noteholders and the Company, or if any such account has not been settled or stated immediately before demand for payment under this Note Guarantee, any account stated by the Noteholders shall, in the absence of mathematical error, be accepted by each Guarantor as conclusive evidence of the amount of the Guaranteed Obligations which is due by the Company to the Noteholders or remains unpaid by the Company to the Noteholders.

4.3	Assignment and Postponement

(a)	Upon the occurrence and during the continuance of an Event of Default, obligations, liabilities and indebtedness of the Company to a Guarantor and all security therefor (the “Intercorporate Indebtedness”) shall be held in trust for the Noteholders and shall be collected, enforced or proved subject to, and for the purpose of, this Note Guarantee and any payments received by a Guarantor in respect of the Intercorporate Indebtedness shall be segregated from other funds and property held by such Guarantor and immediately paid to the Noteholders on account of the Guaranteed Obligations.

(b)	Upon the occurrence and during the continuance of an Event of Default, the Noteholders are entitled to receive payment of the Guaranteed Obligations in full before each Guarantor is entitled to receive any payment on account of the Intercorporate Indebtedness, including in any proceeding against any Obligated Party under any Debtor Relief Law. In such case, the Intercorporate Indebtedness shall not be released by such Guarantor until the Noteholders’ prior written consent to such release has been obtained. No Guarantor shall permit the prescription of the Intercorporate Indebtedness by any statute of limitations or ask for or obtain any security interest or negotiable paper for, or other evidence of, the Intercorporate Indebtedness except for the purpose of delivering the same to the Noteholders.

4.4	Remedies

The Noteholders need not seek or exhaust their recourse against the Company or any other Person before being entitled to (a) enforce payment and performance under this Note Guarantee against any Guarantor, or (b) pursue any other remedy against any Guarantor.

4.5	No Prejudice to Noteholders

The Noteholders are not prejudiced in any way in the right to enforce any provision of this Note Guarantee by any act or failure to act on the part of the Company or the Noteholders. The Noteholders may, at any time and from time to time, in such manner as they may determine is expedient, without any consent of, or notice to, any Guarantor, and without impairing or releasing the obligations of the Guarantors, (a) change the manner, place or terms of payment or change or extend the time of payment of, or renew or alter, all or any part of, the Guaranteed Obligations, (b) amend, modify, supplement or restate the Notes, the Note Purchase Agreement or any other instrument referred to therein, or the terms or conditions in respect of any transaction with, the Company or any other Person, (c) release, compound or vary the liability of the Company or any other Person liable in any manner under or in respect of the Guaranteed Obligations, (d) accept compromises or arrangements from any Person, (e) exercise or enforce or refrain from exercising or enforcing any right against the Company or any other Person, (f) apply any sums from time to time received to the Guaranteed Obligations or any part thereof, and change any such application in whole or in part from time to time, and (g) otherwise deal with, or waive or modify their right to deal with, any Person. In their dealings with the Company and the Guarantors, the Noteholders need not enquire into the authority or power of any Person purporting to act for or on behalf of the Company or any such Guarantor.

4.6	Suspension of Guarantor Rights

So long as there are any Guaranteed Obligations, no Guarantor shall exercise any rights which it may at any time have by reason of the performance of any of its obligations under this Note Guarantee to (a) be indemnified by the Company, (b) claim contribution from any other guarantor of the debts, liabilities or obligations of the Company, or (c) take the benefit of any rights of the Noteholders under any of the Financing Documents.

4.7	Rights of Subrogation

No Guarantor will assert any right, claim or cause of action, including, without limitation, a claim of subrogation, contribution or indemnification, that it has against any other Obligated Party or any collateral, until the Company and the Guarantors have fully performed all their obligations to the Noteholders and the Note Purchase Agreement has terminated.

4.8	No Set-off by Guarantor

To the fullest extent permitted by applicable law, each Guarantor shall make all payments under this Note Guarantee without regard to any defence, counter-claim or right of set-off available to it.

4.9	Successors of the Company

Any change or changes in the name of or reorganization (whether by way of reconstruction, consolidation, amalgamation, merger, transfer, sale, lease or otherwise) of the Company or its business will not affect or in any way limit or lessen the liability of each Guarantor under this Note Guarantee. This Note Guarantee shall extend to any Person acquiring, or from time to time carrying on, the business of the Company.

SECTION 5 - TAX INDEMNITY

(a)	Any and all payments under this Note Guarantee to or for the account of any Noteholder shall be made free and clear of, and without deduction or withholding for or on account of, any Tax, except for Taxes on the net income or capital of a Noteholder or Taxes resulting from such Noteholder changing its residency for tax purposes or to the extent such deduction or withholding is required by applicable law. If any Tax is required by applicable law to be deducted or withheld from any such payments by any Guarantor, such Guarantor will make such deductions or withholding and pay to the relevant taxing authority the full amount deducted or withheld (including, without limitation, the full amount of any additional Tax required to be deducted or withheld from or otherwise paid in respect of any payment made to any Noteholder pursuant to this Section 5(a) as provided below) before penalties attach thereto or interest accrues thereon. In the event of the imposition by or for the account of any Applicable Taxing Authority or of any Governmental Authority of any jurisdiction in which any Guarantor resides for tax purposes or any jurisdiction from or through which such Guarantor is making any payment in respect of this Note Guarantee, other than any Governmental Authority of or in the United States of America or Canada, or any political subdivision thereof or therein, of any Indemnifiable Taxes upon or with respect to any payments in respect of this Note Guarantee, whether by withholding or otherwise, such Guarantor hereby agrees to pay forthwith from time to time in connection with each payment on this Note Guarantee to the Noteholders such additional amounts as shall be required so that every payment received by any Noteholder in respect of the Guaranteed Obligations and every payment received by any Noteholder under this Note Guarantee will not, after such withholding or deduction or other payment for or on account of such Tax (including, without limitation, the full amount of any additional Tax required to be deducted or withheld from or otherwise paid in respect of any additional amount paid to the any Noteholder pursuant to this Section 5(a) as provided below) and any interest or penalties relating thereto, be less than the amount due and payable to the Noteholder, as applicable, in respect of such Guaranteed Obligations or under this Note Guarantee before the assessment of such Tax. In addition, each Guarantor shall indemnify each Noteholder for the full amount of Indemnifiable Taxes paid or required to be paid on amounts payable pursuant to this Note Guarantee and any liability (including penalties, interest and expenses) arising therefrom, together with such amounts as will result in the Noteholder, as applicable, receiving the amount that would otherwise have been received by it in the absence of such Indemnifiable Taxes and the indemnification provided for herein. Except where any Guarantor is required to deduct or withhold any Indemnifiable Tax, the Noteholders, upon becoming aware of any Noteholder’s liability (or potential liability) for any Indemnifiable Taxes, shall promptly notify the Guarantors of any such liability (or potential liability) for such Indemnifiable Taxes for which the Guarantors are required to indemnify any Noteholder pursuant to this Section 5(a) and of the amount payable to it by the Guarantors pursuant hereto, and the Guarantors shall jointly and severally pay such amounts either (i) directly to the Applicable Taxing Authority or other relevant Governmental Authority that imposed such Indemnifiable Taxes, as the case may be, on or before the date such Indemnifiable Taxes are due or (ii) if any Noteholder has already paid such Indemnifiable Taxes, to such Noteholder within 10 days of the receipt of such notice and if such Indemnifiable Taxes are not paid on or before the date specified in clause (i) or within the period specified in clause (ii), as the case may be, such amounts shall bear interest at the Default Rate thereafter. Each Noteholder shall determine the amount payable to it, which determination shall be conclusive in the absence of mathematical error, and no Noteholder shall be required to disclose any confidential or proprietary information in connection with such determination.

(b)	Within 60 days after the date of any payment by any Guarantor of any Tax pursuant to Section 5(a) in respect of any payment in respect of the Guaranteed Obligations or this Section 5, such Guarantor shall furnish to each Noteholder the original tax receipt for the payment of such Tax (or if such original tax receipt is not available, a duly certified copy of the original tax receipt), together with such other documentary evidence with respect to such payments as may be reasonably requested from time to time by any Noteholder. If a Guarantor shall have determined, with respect to any Noteholder, that a deduction or withholding of Tax is required to be made, and that no amounts are required to be paid to such Noteholder under Section 5(a) as the result of any exemption therefrom as provided in Section 5(a), such Guarantor shall promptly inform such Noteholder, in writing, of the imposition or withholding of such Tax and of the applicable exemption set forth in Section 5(a) that the Guarantor claims releases such Guarantor from the obligation to pay any such amount otherwise payable under Section 5(a).

(c)	The obligations of the Guarantors under this Section 5 shall survive the payment of any of the Guaranteed Obligations.

(d)	If any Guarantor has made a payment to or on account of any Noteholder pursuant to Section 5(a) and such Noteholder is entitled to a refund of the Tax to which such payment is attributable from the Governmental Authority to which the payment of the Tax was made and such refund is readily determinable by such Noteholder (such amount to be no greater than an amount that, if paid to such Guarantor by such Noteholder, would leave such Noteholder in no worse position than would have existed had such Tax not been required by applicable law to be paid) and can be obtained by filing one or more Forms (so long as such Forms do not impose, in such Noteholder’s determination, an unreasonable burden in time, resources or otherwise on such Noteholder), then (i) such Noteholder shall, as soon as reasonably practicable after receiving a written request therefor from such Guarantor (which request shall specify in reasonable detail the Forms to be filed), file such Forms and (ii) upon receipt of such refund, if any, as soon as reasonably practicable pay over such refund to such Guarantor without interest. This Section 5(d) shall not require any Noteholder (x) to account for any indirect taxation benefits arising from the deducting or withholding of any Tax, (y) to disclose any confidential or proprietary information, or (z) to arrange its tax or financial affairs in any particular manner.

SECTION 6 - MISCELLANEOUS

6.1	Amendments, Etc.

This Note Guarantee may be amended, and the observance of any term hereof may be waived (either retroactively or prospectively), with (and only with) the written consent of each Guarantor and the Required Holders, except that no such amendment or waiver may, without the written consent of each Noteholder, amend any provision of Section 2 or this Section 6.1.

6.2	Notices

All notices and communications provided for hereunder shall be in writing and sent as provided in Section 20 of the Note Purchase Agreement.

6.3	Venue

ANY LEGAL ACTION OR PROCEEDING WITH RESPECT TO THIS NOTE GUARANTEE AGAINST A GUARANTOR MAY BE BROUGHT IN THE COURTS OF THE PROVINCE OF ONTARIO, WHICH COURTS THE PARTIES HERETO ACKNOWLEDGE IRREVOCABLY TO BE A CONVENIENT FORUM FOR THE RESOLUTION OF ANY SUCH LEGAL ACTION OR PROCEEDING. THE COMPANY AND EACH GUARANTOR HEREBY CONSENTS TO THE NON-EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS.

EACH OF THE GUARANTORS HEREBY IRREVOCABLY DESIGNATES AND APPOINTS THE COMPANY (THE “PROCESS AGENT”) AT ITS REGISTERED OFFICE FROM TIME TO TIME, WHICH OFFICE IS CURRENTLY LOCATED AT 1155 BAY STREET, SUITE 600, TORONTO, ONTARIO, M5R 2A9, AS THE AUTHORIZED AGENT UPON WHICH PROCESS MAY BE SERVED IN ANY SUIT OR PROCEEDING ARISING OUT OF OR IN CONNECTION WITH THIS NOTE GUARANTEE WHICH MAY BE INSTITUTED IN THE PROVINCE OF ONTARIO AND AGREES THAT SERVICE OF PROCESS ON THE PROCESS AGENT TOGETHER WITH WRITTEN NOTICE OF SUCH SERVICE TO SUCH GUARANTOR BY THE PERSON SERVING THE SAME SHALL, TO THE EXTENT PERMITTED BY APPLICABLE LAW, BE DEEMED IN EVERY RESPECT TO BE EFFECTIVE SERVICE OF PROCESS ON SUCH GUARANTOR, AS THE CASE MAY BE. HOWEVER, NOTHING IN THIS SECTION 6.3 SHALL AFFECT THE RIGHT OF ANY NOTEHOLDER TO SERVE LEGAL PROCESS IN ANY OTHER MANNER PERMITTED BY APPLICABLE LAW OR AFFECT THE RIGHT OF ANY NOTEHOLDER TO BRING ANY ACTION OR PROCEEDING AGAINST THE COMPANY OR ANY GUARANTOR OR THEIR PROPERTIES IN THE COURTS OF ANY OTHER JURISDICTION INCLUDING, WITHOUT LIMITATION THE STATE OF NEW YORK.

6.4	Judgment Currency

(a)	If for the purpose of obtaining judgment in any court it is necessary to convert an amount due hereunder in the currency in which it is due (the “Original Currency”) into another currency (the “Second Currency”), the rate of exchange applied shall be that at which, in accordance with normal banking procedures, a Noteholder could purchase, in the Toronto foreign exchange market, the Original Currency with the Second Currency on the date 2 Business Days preceding that on which judgment is given. Each Guarantor agrees that its obligation in respect of any Original Currency due from it to any Noteholder hereunder shall, notwithstanding any judgment or payment in such other currency, be discharged only to the extent that, on the Business Day following the date such Noteholder receives payment of any sum so adjudged to be due hereunder in the Second Currency such Noteholder may, in accordance with normal banking procedures, purchase, in the Toronto foreign exchange market the Original Currency with the amount of the Second Currency so paid; and if the amount of the Original Currency so purchased or could have been so purchased is less than the amount originally due in the Original Currency, each Guarantor agrees as a separate obligation and notwithstanding any such payment or judgment to indemnify such Noteholder against such loss.

(b)	The term “rate of exchange” in this Section 6.4 means the spot rate at which the Noteholder in accordance with normal practices is able on the relevant date to purchase the Original Currency with the Second Currency and includes any premium and costs of exchange payable in connection with such purchase.

6.5	Successors and Assigns

All covenants and other agreements of each Guarantor in this Note Guarantee shall bind its successors (including any successor by way of amalgamation or merger) and assigns and shall enure to the benefit of the Noteholders and their respective successors and assigns; provided, however, no Guarantor shall assign this Note Guarantee or delegate any of its duties hereunder without the Noteholders’ prior written consent and any assignment made without such consent shall be absolutely null and void.

6.6	Severability

Any provision of this Note Guarantee that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall (to the full extent permitted by applicable law) not invalidate or render unenforceable such provision in any other jurisdiction.

6.7	Construction

Each agreement contained herein shall be construed (absent express provision to the contrary) as being independent of each other agreement contained herein, so that compliance with any one agreement shall not (absent such an express contrary provision) be deemed to excuse compliance with any other agreement. Where any provision herein refers to action to be taken by any Person, or which such Person is prohibited from taking, such provision shall be applicable whether such action is taken directly or indirectly by such Person.

6.8	Expenses

The Guarantors shall jointly and severally pay on demand all costs and expenses, including, without limitation, all court costs and attorneys’ and paralegals’ fees (including allocated costs of in-house counsel and paralegals) and expenses paid or incurred by any Noteholder in connection with the enforcement of this Note Guarantee or the preservation of its rights as a result of any breach by any Guarantor of its obligations hereunder and any actual or proposed amendment, waiver or consent relating thereto (whether or not executed).

6.9	Rights Cumulative

Each of the rights and remedies of the Noteholders under this Note Guarantee shall be in addition to all of their other rights and remedies under applicable law, and nothing in this Note Guarantee shall be construed as limiting any such rights or remedies.

6.10	Survival of Representations and Warranties

All representations and warranties contained herein shall survive the execution and delivery of this Note Guarantee, the Note Purchase Agreement and the Notes.

6.11	No Third Party Beneficiary

This Note Guarantee is solely for the benefit of the Noteholders and their successors and assigns and may not be relied on by any other Person.

6.12	Governing Law

THIS NOTE GUARANTEE SHALL BE GOVERNED BY, AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK, EXCLUDING CHOICE OF LAW PRINCIPLES OF THE LAW OF SUCH STATE THAT WOULD REQUIRE THE APPLICATION OF THE LAWS OF A JURISDICTION OTHER THAN SUCH STATE.

6.13	Counterparts

This Note Guarantee may be executed in any number of counterparts and by the different parties hereto on separate counterparts, and each such counterpart shall be deemed to be an original but all such counterparts shall together constitute one and the same Note Guarantee. Delivery of an executed counterpart of this Note Guarantee by facsimile or electronic mail shall be equally as effective as delivery of an original executed counterpart of this Note Guarantee. Any party delivering an executed counterpart of this Note Guarantee by facsimile or electronic mail also shall deliver an original executed counterpart of this Note Guarantee but the failure to deliver an original executed counterpart shall not affect the validity, enforceability, and binding effect of this Note Guarantee.

6.14	Additional Parties

At any time after the date of this Note Guarantee, one or more additional persons or entities may become parties hereto by executing and delivering to the Noteholders a counterpart of this Note Guarantee substantially in the form attached as Schedule “A” hereto (each, a “Counterpart to Note Guarantee”). Immediately upon such execution and delivery (and without any further action), each such additional person or entity will become a Guarantor hereunder, and will be bound by all of the terms of, this Note Guarantee as if such person or entity had been an original party hereto as a Guarantor. The addition of any additional Guarantor hereunder shall not require the consent of any other Guarantor and all of the Guaranteed Obligations under this Note Guarantee shall remain in full force and effect notwithstanding the addition of any such additional Guarantor to this Note Guarantee. Each reference to “Guarantor” (or any words of like import referring to a Guarantor) in this Note Guarantee, the Note Purchase Agreement, the Notes or any other Financing Document shall also mean any additional person that becomes a Guarantor hereunder after the date of this Note Guarantee; and each reference in this Note Guarantee, the Note Purchase Agreement, the Notes or any other Financing Document to this “Note Guarantee” (or words of like import referring to this Note Guarantee) shall mean this Note Guarantee as supplemented by each Counterpart to Note Guarantee.

6.15	Agreement to be Bound

Each Guarantor hereby agrees to be bound by each and all of the terms and provisions of the Note Purchase Agreement applicable to any Guarantor. Without limiting the generality of the foregoing, by its execution and delivery of this Note Guarantee, each Guarantor hereby:

(a) makes to each Noteholder each of the representations and warranties set forth in the Note Purchase Agreement applicable to any Guarantor fully as though such Guarantor were a party thereto, and such representations and warranties are incorporated herein by this reference, mutatis mutandis; and (b) agrees and covenants (i) to do each of the things set forth in the Note Purchase Agreement that the Company agrees and covenants to cause any Guarantor to do, and

(ii) to not do each of the things set forth in the Note Purchase Agreement that the Company agrees and covenants to cause any Guarantor not to do, in each case, fully as though such Guarantor was a party thereto, and such agreements and covenants are incorporated herein by this reference, mutatis mutandis.

6.16	Entire Agreement

This Note Guarantee and the other Financing Documents represent the final agreement among the parties and may not be contradicted by evidence of prior, contemporaneous, or subsequent oral agreements of the parties. There are no unwritten oral agreements among the parties relating to the subject matter hereof.

[Remainder of page intentionally left blank. Next page is signature page.]

IN WITNESS WHEREOF, this Note Guarantee has been duly executed by the Guarantors as of the day and year first above written.

[CORPORATE NAME]

Per:
Name:
Title:
I have the authority to bind the Corporation

Schedule “A”

FORM OF COUNTERPART TO U.S. GUARANTEE

(“[Corporation Name]”)

REFERENCE is hereby made to: (1) that certain Master Note Agreement, dated September 29, 2022 (as may be amended, restated or otherwise modified and in effect from time to time, the “Note Purchase Agreement”), among FirstService Corporation (the “Company”), NYL Investors LLC, and each of the holders of the Notes from time to time party thereto; and (2) that certain U.S. Guarantee (as amended, restated or otherwise modified and in effect from time to time, the “Note Guarantee”) in the form attached to the Note Purchase Agreement as Exhibit D and dated as of September 29, 2022.

WHEREAS, pursuant to the terms of the Note Purchase Agreement, the undersigned (the “Guarantor”) is required to become a party to the Note Guarantee in favour of the Noteholders, and to guarantee the performance of the Guaranteed Obligations (as defined in the Note Guarantee) to the Noteholders;

AND WHEREAS, the undersigned is a Subsidiary of the Company acquired or formed subsequent to the effective date of the Note Guarantee and, pursuant to the terms and conditions of the Note Purchase Agreement and Section 6.14 of the Note Guarantee, is required to execute a counterpart to the Note Guarantee.

NOW THEREFORE, for good and valuable consideration the receipt and sufficiency of which is hereby acknowledged, the undersigned hereby:

(a)	acknowledges that it has recently become a “Guarantor” as such term is defined in the Note Purchase Agreement,

(b)	in its capacity as Guarantor, (i) acknowledges and agrees to be bound by the terms of the Note Guarantee, (ii) represents and warrants as to itself that the representations and warranties contained in Section 3 of the Note Guarantee are true and correct in all material respects as of the date hereof,

(c)	acknowledges having read the Note Guarantee, and

(d)	affirms the obligations (including the Guaranteed Obligations) imposed on it under the Note Guarantee.

EXECUTED as of this __ day of_________, 20__.

[CORPORATE NAME]

By:
Authorized Signing Officer
I have the authority to bind the Corporation

FORM OF CANADIAN GUARANTEE

THIS CANADIAN GUARANTEE (as the same may hereafter be amended, supplemented or otherwise modified, this “Note Guarantee”) is entered into as of [ ● ], by and among each of the entities named on the execution pages hereof and each of the entities which becomes a party hereto pursuant to the terms of Section 6.14 hereof (each a “Guarantor”, and collectively, the “Guarantors”), in favor of the holders from time to time of the Notes (as defined below) (each a “Noteholder”, and collectively, the “Noteholders”).

WHEREAS FirstService Corporation, a company incorporated under the laws of Ontario, Canada (the “Company”) has entered into that certain Master Note Agreement, dated September 29, 2022 (as may be amended, restated, supplemented or otherwise modified and in effect from time to time, the “Note Purchase Agreement”), by and among the Company, NYL Investors LLC, each of the Series A Purchasers (as defined below) and each other purchaser of Notes which becomes a party thereto from time to time in accordance with the terms thereof, pursuant to which (a) the Company has agreed to issue and sell to certain purchasers listed on Schedule A to the Note Purchase Agreement (collectively, the “Series A Purchasers”) U.S.$60,000,000 in aggregate principal amount of its 4.53% Series A Guaranteed Senior Notes Due September 29, 2032 (together with any notes issued in substitution, replacement or exchange therefor pursuant to the terms of the Note Purchase Agreement, and as the same may be amended, restated or otherwise modified from time to time, the “Initial Notes”), and (b) the Company has authorized the issuance from time to time of additional senior unsecured notes upon the terms and subject to the conditions set forth in the Note Purchase Agreement (together with any notes issued in substitution, replacement or exchange therefor pursuant to the terms of the Note Purchase Agreement, and as the same may be amended, restated or otherwise modified from time to time, the “Shelf Notes”, and together with the Initial Notes, collectively, the “Notes”).

WHEREAS as a condition to purchasing the Notes under the Note Purchase Agreement, the holders of the Notes require, among other things, that each Guarantor guarantee the Guaranteed Obligations;

WHEREAS each Guarantor has agreed to guarantee the Guaranteed Obligations; and

WHEREAS each Guarantor is a direct or indirect Subsidiary of the Company and will derive substantial direct and indirect benefits from the purchase of the Notes by the Purchasers. The Company and the Guarantors are members of a group of related companies, the success of any one of which is dependent in part on the success of the other members of such group.

NOW THEREFORE in consideration of the foregoing, and for other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged), each Guarantor hereby agrees as follows:

SECTION 1 - DEFINITIONS

1.1	Definitions

For the purposes of this Note Guarantee, all capitalized terms used herein and not defined herein shall have the respective meanings given them in the Note Purchase Agreement. The following terms shall have the following meanings:

(a)	“Debtor Relief Law” means Title 11 of the United States Code, Bankruptcy and Insolvency Act (Canada), Companies’ Creditors Arrangement Act (Canada), as such legislation may be amended from time to time, or any similar federal, provincial or state law for the relief of debtors generally and all other liquidation, bankruptcy, assignment for the general benefit of creditors, conservatorship, moratorium, receivership, insolvency, rearrangement, reorganization or similar debtor relief laws of the United States of America, Canada, or any other applicable jurisdictions in effect from time to time.

(b)	“Financing Documents” means this Note Guarantee, the Note Purchase Agreement, the Notes and each other document executed by a Guarantor in connection with any of the foregoing.

(c)	“Guaranteed Obligations” shall have the meaning set out in Section 2.1 hereof.

(d)	“Obligated Party” means the Company, any Guarantor, any other guarantor of, or any other Person obligated for, all or any part of the Guaranteed Obligations.

SECTION 2 THE GUARANTEE

2.1	The Guarantee

(a)	Each Guarantor jointly and severally hereby, as a primary obligor and not merely as surety, absolutely, unconditionally and irrevocably guarantees to the Noteholders, the prompt payment in full when due (whether at stated maturity, upon acceleration, by optional prepayment or otherwise), of (i) the principal of, the Make-Whole Amount, if any, and interest on (including, without limitation, interest accruing after the filing of any petition in bankruptcy, or the commencement of any insolvency, reorganization or like proceeding, whether or not a claim for post-filing or post-petition interest is allowed in such proceeding), and any other amounts due under, the Notes when and as the same shall become due and payable and (ii) any other sums which may become due under the terms and provisions of the Notes, the Note Purchase Agreement or any other instrument referred to therein, including, without limitation, all court costs and attorneys’ and paralegals’ fees (including allocated costs of in-house counsel and paralegals) (collectively, the “Guaranteed Obligations”).

(b)	Each Guarantor further agrees that the Guaranteed Obligations may be increased, extended, renewed or otherwise modified in whole or in part without notice to or further assent from it, and that it remains bound upon its guarantee notwithstanding any such increase, extension, renewal or modification.

(c)	All terms of this Note Guarantee apply to and may be enforced by or on behalf of any Affiliate of any Noteholder that extended any portion of the Guaranteed Obligations.

Without limiting the generality of the foregoing, each Guarantor’s liability shall extend to all amounts that constitute part of the Guaranteed Obligations and which would be owed by the Company or any other Guarantor to any Noteholder under or in respect of the Note Purchase Agreement, the Notes or any of the other Financing Documents but for the fact that they are unenforceable or not allowable due to the existence of a bankruptcy, reorganization or similar proceeding involving the Company or such other Guarantor.

2.2	Indemnity

If any or all of the Guaranteed Obligations are not paid or performed by the Company and are not paid or performed by a Guarantor under Section 2.1 for any reason whatsoever, each Guarantor will, as a separate and distinct obligation, indemnify and hold harmless each of the Noteholders from and against all losses, costs and expenses suffered or incurred by each such Noteholder arising from, or in connection with, or as a result of (a) any of the provisions of the Note Purchase Agreement, the Notes or any of the Financing Documents being or becoming void, voidable, unenforceable or invalid, or, (b) the failure of the Company to fully and promptly pay any of the Guaranteed Obligations.

2.3	Primary Obligation

(a)	If (i) any or all of the Guaranteed Obligations are not paid or performed by the Company or by a Guarantor under Section 2.1, respectively, or (ii) the Noteholders are not indemnified under Section 2.2, in each case, for any reason whatsoever, such Guaranteed Obligations will, as a separate and distinct obligation, be paid or performed by each Guarantor as primary obligor immediately upon written demand to such Guarantor by any Noteholder for such payment or performance.

(b)	This Note Guarantee is an absolute, unconditional and continuing guarantee of payment and performance and not of collection. Each Guarantor waives any right to require any Noteholder to sue any other Obligated Party, or otherwise to enforce its payment against any collateral securing all or any part of the Guaranteed Obligations.

(c)	Each Guarantor hereby agrees that (i) it is directly, jointly and severally with any other Obligated Party, liable to the Noteholders, (ii) the Guaranteed Obligations of each Guarantor hereunder are independent of the obligations of any other Obligated Party, and (iii) a separate action may be brought against each Guarantor, whether such action is brought against any other Obligated Party or whether any other Obligated Party is joined in such action. Each Guarantor hereby agrees that its liability hereunder shall be immediate and shall not be contingent upon the exercise or enforcement by any Noteholder of whatever remedies it may have against any Obligated Party. Each Guarantor hereby agrees that any release which may be given by the Noteholders to any Obligated Party, or with respect to any property or asset subject to a Lien, shall not release it from its obligations hereunder. Each Guarantor consents and agrees that the Noteholders shall not be under any obligation to marshal any property or assets of any Obligated Party in favor of it, or against or in payment of any or all of the Guaranteed Obligations.

2.4	No Discharge or Diminishment of Guarantee.

(a)	Except as otherwise provided for herein, the obligations of each Guarantor hereunder are unconditional, absolute and irrevocable and not subject to any reduction, limitation, impairment or termination for any reason (other than the indefeasible payment in full in cash of the Guaranteed Obligations and termination of the Note Purchase Agreement), including: (i) any claim of waiver, release, extension, renewal, settlement, surrender, alteration or compromise of any of the Guaranteed Obligations, by operation of law or otherwise; (ii) any change in the existence, structure or ownership of any Obligated Party; (iii) any insolvency, bankruptcy, reorganization or other similar proceeding affecting any Obligated Party or its assets or any resulting release or discharge of any obligation of any Obligated Party; or (iv) the existence of any claim, setoff or other rights which any Guarantor may have at any time against any Obligated Party, any Noteholder or any other Person, whether in connection herewith or in any unrelated transactions.

(b)	The obligations of each Guarantor hereunder are not subject to any defence or setoff, counterclaim, recoupment or termination whatsoever by reason of the invalidity, illegality or unenforceability of any of the Guaranteed Obligations, the Note Purchase Agreement, the Notes, this Note Guarantee or otherwise, or any provision of applicable law or regulation purporting to prohibit payment by any Obligated Party, of the Guaranteed Obligations or any part thereof.

(c)	The Guaranteed Obligations of any Guarantor hereunder shall not be discharged or impaired or otherwise affected by: (i) the failure of any Noteholder to assert any claim or demand or to exercise or enforce any right or remedy with respect to all or any part of the Guaranteed Obligations; (ii) any change in the time, place or manner of payment of, or in any other term of, the Guaranteed Obligations or any other obligation of any Obligated Party under any agreement relating to the Guaranteed Obligations, or any rescission, waiver, amendment or other modification of the Note Purchase Agreement, the Notes, any Financing Document or any other agreement relating to the Guaranteed Obligations; (iii) any taking, release, impairment, amendment, waiver or other modification of any guarantee, for the Guaranteed Obligations; (iv) creating new or additional Guaranteed Obligations after prior Guaranteed Obligations have been satisfied in whole or in part; (v) any failure of the Noteholders to disclose to any Guarantor any information relating to the business, condition (financial or otherwise), operations, performance, properties or prospects of any other Guarantor now or hereafter known to such Noteholder; (vi) any taking, exchange, substitution, release, impairment or non-perfection of any collateral (if any) or any proceeds thereof; (vii) each Guarantor waiving any duty of the Noteholders to disclose such information; or (viii) any default, failure or delay, willful or otherwise, in the payment or performance of any of the Guaranteed Obligations, or any other circumstance, act, omission or delay that might in any manner or to any extent vary the risk of such Guarantor or that would otherwise operate as a discharge of any Guarantor as a matter of law or equity (other than the indefeasible payment in full in cash of the Guaranteed Obligations).

(d)	To the fullest extent permitted by applicable law, each Guarantor hereby waives any right to revoke this Note Guarantee as to future Guaranteed Obligations. If such a revocation is effective notwithstanding the foregoing waiver, each Guarantor acknowledges and agrees that (i) no such revocation shall be effective until written notice thereof has been received by the Noteholders, (ii) no such revocation shall apply to any Guaranteed Obligations in existence on the date of receipt by the Noteholders of such written notice (including any subsequent continuation, extension, or renewal thereof, or change in the interest rate, payment terms, or other terms and conditions thereof), (iii) no such revocation shall apply to any Guaranteed Obligations made or created after such date to the extent made or created pursuant to a legally binding commitment of the Noteholders on the date of such revocation, (iv) no payment by any Guarantor, the Company, or from any other source, prior to the date of the Noteholders’ receipt of written notice of such revocation, shall reduce the maximum obligation of any Guarantor hereunder, and (v) any payment by the Company or from any source other than the Guarantors subsequent to the date of such revocation shall first be applied to that portion of the Guaranteed Obligations as to which the revocation is effective and which are not, therefore, guaranteed hereunder, and to the extent so applied shall not reduce the maximum obligation of any Guarantor hereunder.

(e)	Each default in the payment or performance of any of the Guaranteed Obligations shall give rise to a separate claim and cause of action hereunder, and separate claims or suits may be made and brought, as the case may be, hereunder as each such default occurs.

2.5	Defences Waived

(a)	To the fullest extent permitted by applicable law, each Guarantor hereby waives any defence based on or arising out of any defence of any other Obligated Party or the unenforceability of all or any part of the Guaranteed Obligations from any cause, or the cessation from any cause of the liability of any other Obligated Party, other than the indefeasible payment in full in cash of the Guaranteed Obligations and the termination of the Facility. Without limiting the generality of the foregoing, each Guarantor irrevocably waives notice of acceptance hereof, presentment, demand, protest and, to the fullest extent permitted by applicable law, any notice not provided for herein, as well as any requirement that at any time any action be taken by any Person against any Obligated Party or any other Person. Each Guarantor confirms that it is not a surety under any state or provincial law and shall not raise any such law as a defence to its obligations hereunder. The Noteholders may, at their election, adjust any part of the Guaranteed Obligations, make any other accommodation with any Obligated Party or exercise any other right or remedy available to it against any Obligated Party, without affecting or impairing in any way the liability of such Guarantor under this Note Guarantee except to the extent the Guaranteed Obligations have been fully and indefeasibly paid in cash and the Facility has terminated. To the fullest extent permitted by applicable law, each Guarantor waives any defence arising out of any such election even though that election may operate, pursuant to applicable law, to impair or extinguish any right of reimbursement or subrogation or other right or remedy of any Guarantor against any other Obligated Party.

(b)	To the fullest extent permitted by applicable law, each Guarantor hereby waives:

(i) notice of any financial accommodations made under the Note Purchase Agreement, or the creation or existence of any Guaranteed Obligations; (ii) notice of the amount of the Guaranteed Obligations, subject, however, to such Guarantor’s right to make inquiry of the Noteholders to ascertain the amount of the Guaranteed Obligations at any reasonable time; (iii) notice of any adverse change in the financial condition of the Company or of any other fact that might increase such Guarantor’s risk hereunder; (iv) presentment for payment, demand, protest, and notice thereof under the Note Purchase Agreement, the Notes or any other Financing Documents; (v) notice of any Event of Default under any of the Financing Documents; and (vi) all other notices (except if such notice is specifically required to be given to such Guarantor under this Note Guarantee) and demands to which such Guarantor might otherwise be entitled.

2.6	Reinstatement; Stay of Acceleration

If at any time any payment of any portion of the Guaranteed Obligations (including a payment effected through exercise of a right of setoff) is rescinded, or must otherwise be restored or returned upon the insolvency, bankruptcy or reorganization of the Company, any Guarantor or otherwise (including pursuant to any settlement entered into by the Noteholders in their discretion), each Guarantor’s obligations under this Note Guarantee with respect to that payment shall be reinstated at such time as though the payment had not been made and whether or not the Noteholders are in possession of this Note Guarantee. If acceleration of the time for payment of any of the Guaranteed Obligations is stayed upon the insolvency, bankruptcy or reorganization of the Company or any Guarantor, all such amounts otherwise subject to acceleration under the terms of any agreement relating to the Guaranteed Obligations shall nonetheless be payable by the Guarantors forthwith on demand by the Noteholders.

2.7	Information

Each Guarantor assumes all responsibility for being and keeping itself informed of the Company’s financial condition and assets, and of all other circumstances bearing upon the risk of nonpayment of the Guaranteed Obligations and the nature, scope and extent of the risks that each Guarantor assumes and incurs under this Note Guarantee, and agrees that none of the Noteholders shall have any duty to advise any Guarantor of information known to it regarding those circumstances or risks.

2.8	[Reserved]

2.9	[Reserved]

2.10	Liability Cumulative

The liability of each Guarantor under this Note Guarantee is in addition to and shall be cumulative with all liabilities of each Guarantor to the Noteholders under the Note Purchase Agreement, the Notes and the other Financing Documents to which such Guarantor is a party or in respect of any obligations or liabilities of the other Guarantors, without any limitation as to amount, unless the instrument or agreement evidencing or creating such other liability specifically provides to the contrary.

SECTION 3 - REPRESENTATIONS AND WARRANTIES

Each Guarantor represents and warrants to the Noteholders that:

3.1	Organization; Power and Authority

Such Guarantor is a corporation or limited liability company, as the case may be, duly organized, validly existing and, where applicable, in good standing in all material respects under the laws of its jurisdiction of organization and has full corporate or limited liability company, as the case may be, power, authority and capacity to own its properties and conduct its business as presently conducted and such Guarantor has the requisite power, authority and capacity to execute, deliver and perform its obligations under this Note Guarantee.

3.2	Authorization, etc.

This Note Guarantee has been duly authorized by all necessary action on the part of such Guarantor, and this Note Guarantee constitutes a legal, valid and binding obligation of such Guarantor enforceable against such Guarantor in accordance with its terms, except as such enforceability may be limited by (i) applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors’ rights generally and (ii) general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

3.3	Compliance with Laws, Other Instruments, etc.

The execution, delivery and performance by such Guarantor of its obligations under this Note Guarantee will not (a) contravene, result in any breach of, or constitute a default under, or result in the creation of any Lien in respect of any property of such Guarantor under, any indenture, mortgage, deed of trust, loan, purchase or credit agreement, lease, corporate charter or by-laws or other organizational document, or any other agreement or instrument to which such Guarantor is bound or by which such Guarantor or any of its properties may be bound or affected, (b) conflict with or result in a breach of any of the terms, conditions or provisions of any order, judgment, decree, or ruling of any court, arbitrator or Governmental Authority having jurisdiction over such Guarantor or (c) violate any provision of any statute or other rule or regulation of any Governmental Authority applicable to such Guarantor.

3.4	Governmental Authorizations, etc.

No consent, approval or authorization of, or registration, filing or declaration with, any Governmental Authority is required in connection with the execution, delivery or performance by such Guarantor of this Note Guarantee, including, without limitation, any such approval thereof required in connection with the obtaining of U.S. Dollars to make payments under this Note Guarantee and the payment of such U.S. Dollars to Persons resident in the United States of America. It is not necessary to ensure the legality, validity, enforceability or admissibility into evidence of this Note Guarantee in such Guarantor’s jurisdiction of organization that this Note Guarantee or any other document be filed, recorded or enrolled with any Governmental Authority, or that any such agreement or document be stamped with any stamp, registration or similar transaction tax.

3.5	Solvency

Upon the execution and delivery hereof, such Guarantor will be solvent, will be able to pay its debts as they generally become due and will have capital sufficient to carry on its business.

3.6	Ranking

All liabilities of such Guarantor under this Note Guarantee constitute direct, unconditional and general obligations of such Guarantor and rank in right of payment either pari passu with or senior to all other permitted unsecured unsubordinated indebtedness of such Guarantor.

3.7	Taxes

No liability for any tax (whether income, documentary, sales, stamp, registration, issue, capital, property, excise or otherwise), duty, levy, impost, fee, charge or withholding (each a “Tax” and collectively “Taxes”), directly or indirectly, imposed, assessed, levied or collected by or for the account of any Governmental Authority of or in such Guarantor’s jurisdiction of organization or any political subdivision thereof or therein (an “Applicable Taxing Authority”) will be incurred by such Guarantor or any Noteholder as a result of the execution or delivery of this Note Guarantee and, based on present applicable law, no deduction or withholding in respect of Taxes imposed by or for the account of any Applicable Taxing Authority is required to be made from any payment by such Guarantor under this Note Guarantee except for any such withholding or deduction arising out of the conditions described in Section 5.

3.8	[Reserved]

3.9	Independent Determination; No Reliance

Such Guarantor has, independently and without reliance upon any Noteholder and based on such documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Note Guarantee and any other Financing Document to which it is or may become a party, and has established adequate procedures for continually obtaining information pertaining to, and is now and at all times will be completely familiar with, the business, condition (financial or otherwise), operations, performance, properties and prospects of the Company and each other Guarantor.

SECTION 4 ENFORCEMENT

4.1	Payment on Demand

The obligation of each Guarantor to pay the amount of the Guaranteed Obligations and all other amounts payable by it to the Noteholders under this Note Guarantee arises, and each Guarantor shall make such payments, immediately after demand for same is made in writing to it by the Noteholders.

4.2	Amount of Guaranteed Obligations

Any account settled or stated by or among the Noteholders and the Company, or if any such account has not been settled or stated immediately before demand for payment under this Note Guarantee, any account stated by the Noteholders shall, in the absence of mathematical error, be accepted by each Guarantor as conclusive evidence of the amount of the Guaranteed Obligations which is due by the Company to the Noteholders or remains unpaid by the Company to the Noteholders.

4.3	Assignment and Postponement

(a)	Upon the occurrence and during the continuance of an Event of Default, obligations, liabilities and indebtedness of the Company to a Guarantor and all security therefor (the “Intercorporate Indebtedness”) shall be held in trust for the Noteholders and shall be collected, enforced or proved subject to, and for the purpose of, this Note Guarantee and any payments received by a Guarantor in respect of the Intercorporate Indebtedness shall be segregated from other funds and property held by such Guarantor and immediately paid to the Noteholders on account of the Guaranteed Obligations.

(b)	Upon the occurrence and during the continuance of an Event of Default, the Noteholders are entitled to receive payment of the Guaranteed Obligations in full before each Guarantor is entitled to receive any payment on account of the Intercorporate Indebtedness, including in any proceeding against any Obligated Party under any Debtor Relief Law. In such case, the Intercorporate Indebtedness shall not be released by such Guarantor until the Noteholders’ prior written consent to such release has been obtained. No Guarantor shall permit the prescription of the Intercorporate Indebtedness by any statute of limitations or ask for or obtain any security interest or negotiable paper for, or other evidence of, the Intercorporate Indebtedness except for the purpose of delivering the same to the Noteholders.

4.4	Remedies

The Noteholders need not seek or exhaust their recourse against the Company or any other Person before being entitled to (a) enforce payment and performance under this Note Guarantee against any Guarantor, or (b) pursue any other remedy against any Guarantor.

4.5	No Prejudice to Noteholders

The Noteholders are not prejudiced in any way in the right to enforce any provision of this Note Guarantee by any act or failure to act on the part of the Company or the Noteholders. The Noteholders may, at any time and from time to time, in such manner as they may determine is expedient, without any consent of, or notice to, any Guarantor, and without impairing or releasing the obligations of the Guarantors, (a) change the manner, place or terms of payment or change or extend the time of payment of, or renew or alter, all or any part of, the Guaranteed Obligations, (b) amend, modify, supplement or restate the Notes, the Note Purchase Agreement or any other instrument referred to therein, or the terms or conditions in respect of any transaction with, the Company or any other Person, (c) release, compound or vary the liability of the Company or any other Person liable in any manner under or in respect of the Guaranteed Obligations, (d) accept compromises or arrangements from any Person, (e) exercise or enforce or refrain from exercising or enforcing any right against the Company or any other Person, (f) apply any sums from time to time received to the Guaranteed Obligations or any part thereof, and change any such application in whole or in part from time to time, and (g) otherwise deal with, or waive or modify their right to deal with, any Person. In their dealings with the Company and the Guarantors, the Noteholders need not enquire into the authority or power of any Person purporting to act for or on behalf of the Company or any such Guarantor.

4.6	Suspension of Guarantor Rights

So long as there are any Guaranteed Obligations, no Guarantor shall exercise any rights which it may at any time have by reason of the performance of any of its obligations under this Note Guarantee to (a) be indemnified by the Company, (b) claim contribution from any other guarantor of the debts, liabilities or obligations of the Company, or (c) take the benefit of any rights of the Noteholders under any of the Financing Documents.

4.7	Rights of Subrogation

No Guarantor will assert any right, claim or cause of action, including, without limitation, a claim of subrogation, contribution or indemnification, that it has against any other Obligated Party or any collateral, until the Company and the Guarantors have fully performed all their obligations to the Noteholders and the Note Purchase Agreement has terminated.

4.8	No Set-off by Guarantor

To the fullest extent permitted by applicable law, each Guarantor shall make all payments under this Note Guarantee without regard to any defence, counter-claim or right of set-off available to it.

4.9	Successors of the Company

Any change or changes in the name of or reorganization (whether by way of reconstruction, consolidation, amalgamation, merger, transfer, sale, lease or otherwise) of the Company or its business will not affect or in any way limit or lessen the liability of each Guarantor under this Note Guarantee. This Note Guarantee shall extend to any Person acquiring, or from time to time carrying on, the business of the Company.

SECTION 5 - TAX INDEMNITY

(a)	Any and all payments under this Note Guarantee to or for the account of any Noteholder shall be made free and clear of, and without deduction or withholding for or on account of, any Tax, except for Taxes on the net income or capital of a Noteholder or Taxes resulting from such Noteholder changing its residency for tax purposes or to the extent such deduction or withholding is required by applicable law. If any Tax is required by applicable law to be deducted or withheld from any such payments by any Guarantor, such Guarantor will make such deductions or withholding and pay to the relevant taxing authority the full amount deducted or withheld (including, without limitation, the full amount of any additional Tax required to be deducted or withheld from or otherwise paid in respect of any payment made to any Noteholder pursuant to this Section 5(a) as provided below) before penalties attach thereto or interest accrues thereon. In the event of the imposition by or for the account of any Applicable Taxing Authority or of any Governmental Authority of any jurisdiction in which any Guarantor resides for tax purposes or any jurisdiction from or through which such Guarantor is making any payment in respect of this Note Guarantee, other than any Governmental Authority of or in the United States of America or Canada, or any political subdivision thereof or therein, of any Indemnifiable Taxes upon or with respect to any payments in respect of this Note Guarantee, whether by withholding or otherwise, such Guarantor hereby agrees to pay forthwith from time to time in connection with each payment on this Note Guarantee to the Noteholders such additional amounts as shall be required so that every payment received by any Noteholder in respect of the Guaranteed Obligations and every payment received by any Noteholder under this Note Guarantee will not, after such withholding or deduction or other payment for or on account of such Tax (including, without limitation, the full amount of any additional Tax required to be deducted or withheld from or otherwise paid in respect of any additional amount paid to the any Noteholder pursuant to this Section 5(a) as provided below) and any interest or penalties relating thereto, be less than the amount due and payable to the Noteholder, as applicable, in respect of such Guaranteed Obligations or under this Note Guarantee before the assessment of such Tax. In addition, each Guarantor shall indemnify each Noteholder for the full amount of Indemnifiable Taxes paid or required to be paid on amounts payable pursuant to this Note Guarantee and any liability (including penalties, interest and expenses) arising therefrom, together with such amounts as will result in the Noteholder, as applicable, receiving the amount that would otherwise have been received by it in the absence of such Indemnifiable Taxes and the indemnification provided for herein. Except where any Guarantor is required to deduct or withhold any Indemnifiable Tax, the Noteholders, upon becoming aware of any Noteholder’s liability (or potential liability) for any Indemnifiable Taxes, shall promptly notify the Guarantors of any such liability (or potential liability) for such Indemnifiable Taxes for which the Guarantors are required to indemnify any Noteholder pursuant to this Section 5(a) and of the amount payable to it by the Guarantors pursuant hereto, and the Guarantors shall jointly and severally pay such amounts either (i) directly to the Applicable Taxing Authority or other relevant Governmental Authority that imposed such Indemnifiable Taxes, as the case may be, on or before the date such Indemnifiable Taxes are due or (ii) if any Noteholder has already paid such Indemnifiable Taxes, to such Noteholder within 10 days of the receipt of such notice and if such Indemnifiable Taxes are not paid on or before the date specified in clause (i) or within the period specified in clause (ii), as the case may be, such amounts shall bear interest at the Default Rate thereafter. Each Noteholder shall determine the amount payable to it, which determination shall be conclusive in the absence of mathematical error, and no Noteholder shall be required to disclose any confidential or proprietary information in connection with such determination.

(b)	Within 60 days after the date of any payment by any Guarantor of any Tax pursuant to Section 5(a) in respect of any payment in respect of the Guaranteed Obligations or this Section 5, such Guarantor shall furnish to each Noteholder the original tax receipt for the payment of such Tax (or if such original tax receipt is not available, a duly certified copy of the original tax receipt), together with such other documentary evidence with respect to such payments as may be reasonably requested from time to time by any Noteholder. If a Guarantor shall have determined, with respect to any Noteholder, that a deduction or withholding of Tax is required to be made, and that no amounts are required to be paid to such Noteholder under Section 5(a) as the result of any exemption therefrom as provided in Section 5(a), such Guarantor shall promptly inform such Noteholder, in writing, of the imposition or withholding of such Tax and of the applicable exemption set forth in Section 5(a) that the Guarantor claims releases such Guarantor from the obligation to pay any such amount otherwise payable under Section 5(a).

(c)	The obligations of the Guarantors under this Section 5 shall survive the payment of any of the Guaranteed Obligations.

(d)	If any Guarantor has made a payment to or on account of any Noteholder pursuant to Section 5(a) and such Noteholder is entitled to a refund of the Tax to which such payment is attributable from the Governmental Authority to which the payment of the Tax was made and such refund is readily determinable by such Noteholder (such amount to be no greater than an amount that, if paid to such Guarantor by such Noteholder, would leave such Noteholder in no worse position than would have existed had such Tax not been required by applicable law to be paid) and can be obtained by filing one or more Forms (so long as such Forms do not impose, in such Noteholder’s determination, an unreasonable burden in time, resources or otherwise on such Noteholder), then (i) such Noteholder shall, as soon as reasonably practicable after receiving a written request therefor from such Guarantor (which request shall specify in reasonable detail the Forms to be filed), file such Forms and (ii) upon receipt of such refund, if any, as soon as reasonably practicable pay over such refund to such Guarantor without interest. This Section 5(d) shall not require any Noteholder (x) to account for any indirect taxation benefits arising from the deducting or withholding of any Tax, (y) to disclose any confidential or proprietary information, or (z) to arrange its tax or financial affairs in any particular manner.

SECTION 6 - MISCELLANEOUS

6.1	Amendments, Etc.

This Note Guarantee may be amended, and the observance of any term hereof may be waived (either retroactively or prospectively), with (and only with) the written consent of each Guarantor and the Required Holders, except that no such amendment or waiver may, without the written consent of each Noteholder, amend any provision of Section 2 or this Section 6.1.

6.2	Notices

All notices and communications provided for hereunder shall be in writing and sent as provided in Section 20 of the Note Purchase Agreement.

6.3	Venue

ANY LEGAL ACTION OR PROCEEDING WITH RESPECT TO THIS NOTE GUARANTEE AGAINST A GUARANTOR MAY BE BROUGHT IN THE COURTS OF THE PROVINCE OF ONTARIO, WHICH COURTS THE PARTIES HERETO ACKNOWLEDGE IRREVOCABLY TO BE A CONVENIENT FORUM FOR THE RESOLUTION OF ANY SUCH LEGAL ACTION OR PROCEEDING. THE COMPANY AND EACH GUARANTOR HEREBY CONSENTS TO THE NON-EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS.

EACH OF THE GUARANTORS HEREBY IRREVOCABLY DESIGNATES AND APPOINTS THE COMPANY (THE “PROCESS AGENT”) AT ITS REGISTERED OFFICE FROM TIME TO TIME, WHICH OFFICE IS CURRENTLY LOCATED AT 1155 BAY STREET, SUITE 600, TORONTO, ONTARIO, M5R 2A9, AS THE AUTHORIZED AGENT UPON WHICH PROCESS MAY BE SERVED IN ANY SUIT OR PROCEEDING ARISING OUT OF OR IN CONNECTION WITH THIS NOTE GUARANTEE WHICH MAY BE INSTITUTED IN THE PROVINCE OF ONTARIO AND AGREES THAT SERVICE OF PROCESS ON THE PROCESS AGENT TOGETHER WITH WRITTEN NOTICE OF SUCH SERVICE TO SUCH GUARANTOR BY THE PERSON SERVING THE SAME SHALL, TO THE EXTENT PERMITTED BY APPLICABLE LAW, BE DEEMED IN EVERY RESPECT TO BE EFFECTIVE SERVICE OF PROCESS ON SUCH GUARANTOR, AS THE CASE MAY BE. HOWEVER, NOTHING IN THIS SECTION 6.3 SHALL AFFECT THE RIGHT OF ANY NOTEHOLDER TO SERVE LEGAL PROCESS IN ANY OTHER MANNER PERMITTED BY APPLICABLE LAW OR AFFECT THE RIGHT OF ANY NOTEHOLDER TO BRING ANY ACTION OR PROCEEDING AGAINST THE COMPANY OR ANY GUARANTOR OR THEIR PROPERTIES IN THE COURTS OF ANY OTHER JURISDICTION INCLUDING, WITHOUT LIMITATION THE STATE OF NEW YORK.

6.4	Judgment Currency

(a)	If for the purpose of obtaining judgment in any court it is necessary to convert an amount due hereunder in the currency in which it is due (the “Original Currency”) into another currency (the “Second Currency”), the rate of exchange applied shall be that at which, in accordance with normal banking procedures, a Noteholder could purchase, in the Toronto foreign exchange market, the Original Currency with the Second Currency on the date 2 Business Days preceding that on which judgment is given. Each Guarantor agrees that its obligation in respect of any Original Currency due from it to any Noteholder hereunder shall, notwithstanding any judgment or payment in such other currency, be discharged only to the extent that, on the Business Day following the date such Noteholder receives payment of any sum so adjudged to be due hereunder in the Second Currency such Noteholder may, in accordance with normal banking procedures, purchase, in the Toronto foreign exchange market the Original Currency with the amount of the Second Currency so paid; and if the amount of the Original Currency so purchased or could have been so purchased is less than the amount originally due in the Original Currency, each Guarantor agrees as a separate obligation and notwithstanding any such payment or judgment to indemnify such Noteholder against such loss.

(b)	The term “rate of exchange” in this Section 6.4 means the spot rate at which the Noteholder in accordance with normal practices is able on the relevant date to purchase the Original Currency with the Second Currency and includes any premium and costs of exchange payable in connection with such purchase.

6.5	Successors and Assigns

All covenants and other agreements of each Guarantor in this Note Guarantee shall bind its successors (including any successor by way of amalgamation or merger) and assigns and shall enure to the benefit of the Noteholders and their respective successors and assigns; provided, however, no Guarantor shall assign this Note Guarantee or delegate any of its duties hereunder without the Noteholders’ prior written consent and any assignment made without such consent shall be absolutely null and void.

6.6	Severability

Any provision of this Note Guarantee that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall (to the full extent permitted by applicable law) not invalidate or render unenforceable such provision in any other jurisdiction.

6.7	Construction

Each agreement contained herein shall be construed (absent express provision to the contrary) as being independent of each other agreement contained herein, so that compliance with any one agreement shall not (absent such an express contrary provision) be deemed to excuse compliance with any other agreement. Where any provision herein refers to action to be taken by any Person, or which such Person is prohibited from taking, such provision shall be applicable whether such action is taken directly or indirectly by such Person.

6.8	Expenses

The Guarantors shall jointly and severally pay on demand all costs and expenses, including, without limitation, all court costs and attorneys’ and paralegals’ fees (including allocated costs of in-house counsel and paralegals) and expenses paid or incurred by any Noteholder in connection with the enforcement of this Note Guarantee or the preservation of its rights as a result of any breach by any Guarantor of its obligations hereunder and any actual or proposed amendment, waiver or consent relating thereto (whether or not executed).

6.9	Rights Cumulative

Each of the rights and remedies of the Noteholders under this Note Guarantee shall be in addition to all of their other rights and remedies under applicable law, and nothing in this Note Guarantee shall be construed as limiting any such rights or remedies.

6.10	Survival of Representations and Warranties

All representations and warranties contained herein shall survive the execution and delivery of this Note Guarantee, the Note Purchase Agreement and the Notes.

6.11	No Third Party Beneficiary

This Note Guarantee is solely for the benefit of the Noteholders and their successors and assigns and may not be relied on by any other Person.

6.12	Governing Law

This Note Guarantee shall be governed by, and construed and interpreted in accordance with, the laws of the Province of Ontario and the federal laws of Canada applicable therein, excluding choice of law principles of the law of such province that would require the application of the laws of a jurisdiction other than such province.

6.13	Counterparts

This Note Guarantee may be executed in any number of counterparts and by the different parties hereto on separate counterparts, and each such counterpart shall be deemed to be an original but all such counterparts shall together constitute one and the same Note Guarantee. Delivery of an executed counterpart of this Note Guarantee by facsimile or electronic mail shall be equally as effective as delivery of an original executed counterpart of this Note Guarantee. Any party delivering an executed counterpart of this Note Guarantee by facsimile or electronic mail also shall deliver an original executed counterpart of this Note Guarantee but the failure to deliver an original executed counterpart shall not affect the validity, enforceability, and binding effect of this Note Guarantee.

6.14	Additional Parties

At any time after the date of this Note Guarantee, one or more additional persons or entities may become parties hereto by executing and delivering to the Noteholders a counterpart of this Note Guarantee substantially in the form attached as Schedule “A” hereto (each, a “Counterpart to Note Guarantee”). Immediately upon such execution and delivery (and without any further action), each such additional person or entity will become a Guarantor hereunder, and will be bound by all of the terms of, this Note Guarantee as if such person or entity had been an original party hereto as a Guarantor. The addition of any additional Guarantor hereunder shall not require the consent of any other Guarantor and all of the Guaranteed Obligations under this Note Guarantee shall remain in full force and effect notwithstanding the addition of any such additional Guarantor to this Note Guarantee. Each reference to “Guarantor” (or any words of like import referring to a Guarantor) in this Note Guarantee, the Note Purchase Agreement, the Notes or any other Financing Document shall also mean any additional person that becomes a Guarantor hereunder after the date of this Note Guarantee; and each reference in this Note Guarantee, the Note Purchase Agreement, the Notes or any other Financing Document to this “Note Guarantee” (or words of like import referring to this Note Guarantee) shall mean this Note Guarantee as supplemented by each Counterpart to Note Guarantee.

6.15	Agreement to be Bound

Each Guarantor hereby agrees to be bound by each and all of the terms and provisions of the Note Purchase Agreement applicable to any Guarantor. Without limiting the generality of the foregoing, by its execution and delivery of this Note Guarantee, each Guarantor hereby:

(a) makes to each Noteholder each of the representations and warranties set forth in the Note Purchase Agreement applicable to any Guarantor fully as though such Guarantor were a party thereto, and such representations and warranties are incorporated herein by this reference, mutatis mutandis; and (b) agrees and covenants (i) to do each of the things set forth in the Note Purchase Agreement that the Company agrees and covenants to cause any Guarantor to do, and

(ii) to not do each of the things set forth in the Note Purchase Agreement that the Company agrees and covenants to cause any Guarantor not to do, in each case, fully as though such Guarantor was a party thereto, and such agreements and covenants are incorporated herein by this reference, mutatis mutandis.

6.16	Entire Agreement

This Note Guarantee and the other Financing Documents represent the final agreement among the parties and may not be contradicted by evidence of prior, contemporaneous, or subsequent oral agreements of the parties. There are no unwritten oral agreements among the parties relating to the subject matter hereof.

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IN WITNESS WHEREOF, this Note Guarantee has been duly executed by the Guarantors as of the day and year first above written.

[CORPORATE NAME]

Per:
Name:
Title:
I have the authority to bind the Corporation

Schedule “A”

FORM OF COUNTERPART TO CANADIAN GUARANTEE

(“[Corporation Name]”)

REFERENCE is hereby made to: (1) that certain Master Note Agreement, dated September 29, 2022 (as may be amended, restated or otherwise modified and in effect from time to time, the “Note Purchase Agreement”), among FirstService Corporation (the “Company”), NYL Investors LLC, and each of the holders of the Notes from time to time party thereto; and (2) that certain Canadian Guarantee (as amended, restated or otherwise modified and in effect from time to time, the “Note Guarantee”) in the form attached to the Note Purchase Agreement as Exhibit D and dated as of [ ● ].

WHEREAS, pursuant to the terms of the Note Purchase Agreement, the undersigned (the “Guarantor”) is required to become a party to the Note Guarantee in favour of the Noteholders, and to guarantee the performance of the Guaranteed Obligations (as defined in the Note Guarantee) to the Noteholders;

AND WHEREAS, the undersigned is a Subsidiary of the Company acquired or formed subsequent to the effective date of the Note Guarantee and, pursuant to the terms and conditions of the Note Purchase Agreement and Section 6.14 of the Note Guarantee, is required to execute a counterpart to the Note Guarantee.

NOW THEREFORE, for good and valuable consideration the receipt and sufficiency of which is hereby acknowledged, the undersigned hereby:

(a)	acknowledges that it has recently become a “Guarantor” as such term is defined in the Note Purchase Agreement,

(b)	in its capacity as Guarantor, (i) acknowledges and agrees to be bound by the terms of the Note Guarantee, (ii) represents and warrants as to itself that the representations and warranties contained in Section 3 of the Note Guarantee are true and correct in all material respects as of the date hereof,

(c)	acknowledges having read the Note Guarantee, and

(d)	affirms the obligations (including the Guaranteed Obligations) imposed on it under the Note Guarantee.

EXECUTED as of this __ day of_________, 20__.

[CORPORATE NAME]

By:
Authorized Signing Officer
I have the authority to bind the Corporation